EXHIBIT 99.1 TO FORM 6-K

SUPPLEMENTAL INFORMATION REGARDING THE JAGUAR AND LAND ROVER BUSINESS

OF TATA MOTORS LIMITED

This Exhibit sets forth selected recent developments, financial data, discussion and analysis of results of operations, employee and management information, and other information relating to the Jaguar Land Rover Automotive plc and its subsidiaries (collectively “JLR”) business of Tata Motors Limited (“TML”). Unless the context indicates otherwise, references to the following terms in this Exhibit have the meanings ascribed to them below:

Notes

“January 2013 Notes”	The existing $500,000,000 5.625% Senior Notes due 2023 issued 28 January 2013.

“January 2014 Notes”	The existing £400,000,000 5.000% Senior Notes due 2022 issued 31 January 2014.

“October 2014 Notes”	The $500,000,000 4.250% Senior Notes due 2019 issued 31 October 2014, redeemed in full on 15 November 2019.

“February 2015 Notes”	The existing £400,000,000 3.875% Senior Notes due 2023 issued 24 February 2015.

“March 2015 Notes”	The existing $500,000,000 3.500% Senior Notes due 2020 issued 6 March 2015.

“January 2017 Euro Notes”	The existing €650,000,000 2.200% Senior Notes due 2024 issued 17 January 2017.

“January 2017 Pound Notes”	The existing £300,000,000 2.750% Senior Notes due 2021 issued 24 January 2017.

“January 2017 Notes”	The January 2017 Euro Notes and the January 2017 Pound Notes.

“October 2017 Notes”	The existing $500,000,000 4.500% Senior Notes due 2027 issued 10 October 2017.

“September 2018 Notes”	The existing €500,000,000 4.500% Senior Notes due 2026 issued 14 September 2018.

“Existing Notes”	The January 2013 Notes, the January 2014 Notes, the February 2015 Notes, the March 2015 Notes, the January 2017 Euro Notes, the January 2017 Pound Notes, the October 2017 Notes and the September 2018 Notes.

Certain Other Terms

“Adjusted EBIT”	Defined as per Adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation.

“Adjusted EBIT margin”	Defined as Adjusted EBIT divided by revenue.

“Adjusted EBITDA”	Defined as profit before income tax expense, exceptional items, finance expense (net of capitalised interest), finance income, gains/losses on unrealised derivatives and debt, gains/losses on realised derivatives entered into for the purpose of hedging debt, unrealised fair value gains/losses on equity investments, share of profit/loss from equity accounted investments, depreciation and amortisation.

“Board” or “board of directors”	The board of directors of the Jaguar Land Rover.

“Brexit”	The exit of the United Kingdom from the European Union formally initiated by the United Kingdom government on 29 March 2017.

British pounds”, “GBP”, pounds sterling”, or “£”	Pounds sterling, the currency of the United Kingdom of Great Britain and Northern Ireland.

“Chery”	Chery Automobile Company Ltd.

“China Joint Venture”	Chery Jaguar Land Rover Automotive Co., Ltd., our joint venture with Chery to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China.

“Chinese yuan” or “CNY”	Chinese yuan, the currency of the People’s Republic of China.

“COSO”	Committee of Sponsoring Organizations of the Treadway Commission.

“EMC”	The engine manufacturing centre in Wolverhampton.

“euro” or “€”	Euro, the currency of the member states of the European Union participating in the European Monetary Union.

“Euro NCAP”	The European New Car Assessment Programme.

“Fiscal 2017”	Year beginning 1 April 2016 and ended 31 March 2017.

“Fiscal 2018”	Year beginning 1 April 2017 and ended 31 March 2018.

“Fiscal 2019”	Year beginning 1 April 2018 and ended 31 March 2019.

“Fiscal 2020”	Year beginning 1 April 2019 and ending 31 March 2020.

“Fiscal 2021”	Year beginning 1 April 2020 and ending 31 March 2021.

“Fiscal 2022”	Year beginning 1 April 2021 and ending 31 March 2022.

“Fiscal 2023”	Year beginning 1 April 2022 and ending 31 March 2023.

“Fiscal 2024”	Year beginning 1 April 2023 and ending 31 March 2024.

“Fiscal year”	Year beginning 1 April and ending 31 March of the following year.

“Ford”	Ford Motor Company and its subsidiaries.

“Free cash flow”	Represents (i) for Fiscal 2019, 2018 and 2017 and for the six months ended 30 September 2018, net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations and (ii) for the six months ended 30 September 2019, net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees paid, in each case, free cash flow before financing also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents.

“IAS 11”	International Accounting Standard (IAS 11) Construction Contracts.

“IAS 17”	International Accounting Standard (IAS 17) Leases.

“IAS 18”	International Accounting Standard (IAS 18) Revenue.

“IAS 34”	International Accounting Standard (IAS 34) Interim Financial Reporting.

“IAS 36”	International Accounting Standard (IAS 36) Impairment of Assets.

“IAS 39”	International Accounting Standard (IAS 39) Financial Instruments: Recognition and Measurement.

“IASB”	International Accounting Standards Board.

“IFRIC 4”	International Financial Reporting Interpretations (IFRIC 4) Determining Whether an Arrangement Contains a Lease.

“IFRIC 13”	International Financial Reporting Interpretations (IFRIC 13) Customer Loyalty Programmes.

“IFRS”	International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board and adopted by the European Union.

“IFRS 4”	International Financial Reporting Standard (IFRS 4) Insurance Contracts.

“IFRS 9”	International Financial Reporting Standard (IFRS 9) Financial Instruments.

“IFRS 15”	International Financial Reporting Standard (IFRS 15) Revenue from Contracts with Customers.

“IFRS 16”	International Financial Reporting (IFRS 16) Leases.

“IFRS 17”	International Financial Reporting Standard (IFRS 17) Insurance Contracts.

“Invoice Discounting Facility”	The $700 million invoice discounting committed facility agreement entered into on 26 March 2019.

“Jaguar Land Rover”, “Group”, “we”, “us” and “our”	Jaguar Land Rover Automotive plc and its subsidiaries (including any of their predecessors).

“LIBOR”	London Interbank Offered Rate.

“NSCs”	National sales companies for Jaguar Land Rover products, which are all wholly owned indirect subsidiaries of the Jaguar Land Rover.

“Net cash/(debt)”	Cash and cash equivalents plus short-term deposits less total balance sheet borrowings, which includes secured and unsecured borrowings and factoring facilities.

“Overseas”	The marketing region including Australia, Brazil, India, Japan, Russia, South Korea, South Africa, New Zealand, Sub-Saharan Africa importers, Latin America importers, Asia Pacific importers, Middle East and North Africa importers as well as all other minor markets. The volumes from Hong Kong and Taiwan have been included in Overseas since the beginning of Fiscal 2017.

“PCAOB”	The Public Company Accounting Oversight Board.

“Project Accelerate”	Our transformation programme aimed at implementing structural improvements to our business, as further described under “Summary—Recent Developments—Project Accelerate”.

“Project Charge”	Our cost saving initiative aimed at achieving £2.5 billion of cost savings by the end of Fiscal 2020, as further described under “Recent Developments—Project Charge”.

“R&D”	Research and development.

“Redemption”	The redemption in full of the October 2014 Notes which occurred on 15 November 2019, and satisfaction and discharge of the related indenture.

“Retail volumes”	Aggregate number of finished vehicles sold by dealers (and in limited numbers by us directly) to end users. Although retail volumes do not directly impact our revenue, we consider retail volumes as the best indicator of consumer demand for our vehicles and the strength of our brands.

“Revolving Credit Facility”	The £1,935,000,000 unsecured syndicated revolving credit facility entered into in July 2015, as amended from time to time, and maturing in July 2022.

“Russian rouble”	Russian roubles, the currency of Russian Federation.

“Term Loan Facility”	The term loan facility in an aggregate principal amount of $1.0 billion provided under an agreement entered into on 17 October 2018.

“Total product and other investment”	Cash used in the purchase of property, plant and equipment, intangible assets, investments in subsidiaries, equity accounted investments and other trading investments, and expensed research and development costs.

“UKEF & Commercial Loan Facilities”	The £625 million five-year amortising loan facilities supported by a £500 million guarantee from UK Export Finance entered into in October 2019.

“UK Fleet Financing Facility”	The £100 million working capital facility for fleet buybacks entered into in October 2019.

“US dollars”, “US$” or “$”	US dollars, the currency of the United States of America.

“US GAAP”	Generally accepted accounting principles in the United States of America.

“Wholesale volumes”	Aggregate number of finished vehicles sold to (i) dealers in the United Kingdom or foreign markets in which we have established an NSC and (ii) importers in all other markets. We recognise revenue on the sale of finished vehicles (net of discounts, sales incentives, customer bonuses and rebates granted) when products are allocated to dealers and, in connection with sales to importers, when products are delivered to a carrier for export sales.

“WLTP”	Worldwide Harmonised Light Vehicle Test Procedure.

I. Recent Developments

Recent Developments

The following transactions have occurred after 30 September 2019.

The Redemption

The October 2014 Notes have been redeemed in full on 15 November 2019 and the related indenture has been satisfied and discharged.

The UKEF & Commercial Loan Facilities

In October 2019, we entered into an agreement providing for £625 million five-year amortising loan facilities, supported by a £500 million guarantee from UK Export Finance. These facilities were fully drawn as of the date herof.

The UK Fleet Financing Facility

In October 2019, we entered into an agreement providing for a £100 million working capital facility for fleet buybacks, secured by a floating charge over a part of our vehicle stock. This facility was fully drawn as of the date hereof.

Project Charge

In the second half of Fiscal 2019, we started the implementation of a cost saving program aimed at achieving £2.5 billion of cost savings by the end of Fiscal 2020 through a reduction of total product and other investment spending by £1 billion, improvement of working capital by £500 million and £1 billion of profit growth and cost efficiencies (“Project Charge”).

We believe Project Charge is on track to achieve our £2.5 billion target with £2.2 billion of benefits already delivered as at 30 September 2019. Such cost savings comprise:

•

£1.3 billion reduction in investment, which already outperforms the target of £1 billion cost-savings, following rigorous spend reviews to identify, primarily, non-core and non-product investment savings without compromising our revenue-generating product plans (above);

•

£400 million of working capital improvements, with inventory reduced by £800 million since September 2018, through the implementation of actions including improved production and demand management enabled by advanced forecasting and analytics; and

•	£500 million of savings in costs including labour overhead savings through our workforce reduction programme and a reduction in marketing and selling expenditure.

Project Accelerate

As a response to our rapid expansion over the past decade, the increase in complexity to our organisation, operations and supply and to address fundamental business and industry challenges, we started to develop a new programme in Fiscal 2019 aimed at making structural improvements to our business (“Project Accelerate”). In particular, Project Accelerate is intended to build on the short-term financial gains already realised through Project Charge.

Project Accelerate includes three main workstreams:

•

Implementing on-time, quality programmes – we intend to optimise resource planning, drive consistency in various areas of our business, enhance risk and change of product management, introduce mindset and process discipline and improve supplier collaboration and quality standards;

•

Delivering competitive material cost – we aim to achieve cost improvements through better purchase planning and sourcing, cost analysis and benchmarking and applying technological standards focused on customer value, among other things; and

•

Enhancing sales performance – we seek to improve our approach to the positioning, pricing and launching of our products, offer products and features that are customer-centric and improve customer service and quality perception.

We are also reviewing our organisational design and business behaviours to improve role and process clarity. By evaluating and improving our core systems, our culture and the ways we work, we believe we can achieve greater efficiency and a stronger focus on quality and competitiveness throughout our business.

Results Reporting for the Third Quarter of Fiscal 2020

Financial results for the three months ending 31 December 2019 are expected to be finalised and released in late January 2020 or early February 2020, together with TML’s results for the same period. We expect these financial results to reflect recent operating trends. For recent retail volume trends, please see “Discussion and Analysis of Results of Operations — Recent Retail Volumes”.

II. Financial information for JLR

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set out our summary consolidated financial data and other data for the periods ended and as at the dates indicated below.

We have derived the summary consolidated financial data for the fiscal years ended 31 March 2019, 2018 and 2017 and for the six months ended 30 September 2019 and 2018 from the consolidated financial statements included elsewhere herein.

The consolidated financial statements were prepared in accordance with IFRS, including, with respect to the Condensed Consolidated Interim Financial Statements, IAS 34 under IFRS. The summary financial data and other data should be read in conjunction with the financial statements and related notes thereto included elsewhere herein. Historical results are not necessarily indicative of future results. In addition, our results for the six months ended 30 September 2019 should not be regarded as indicative of our results for Fiscal 2020.

With effect from 1 April 2019, we implemented IFRS 16. The Second Quarter 2020 Condensed Consolidated Interim Financial Statements, included elsewhere herein, gives effect to the adoption of IFRS 16. The new standard replaces the previous accounting standard, IAS 17 – Leases and the related interpretations under IFRIC 4 – Determining whether an Arrangement contains a Lease, SIC 15 Operating Leases – Incentives and SIC 27 – Evaluating the Substance of the Transactions Involving the Legal Form of a Lease interpretations. We have applied IFRS 16 exemptions for short-term leases and leases of low value items. The lease payments associated with those leases are recognised as an expense on a straight-line basis over the lease term or using another systematic basis. All leases will be recognised on the balance sheet with a right-of-use asset capitalised and depreciated over the estimated lease term together with a corresponding liability that will reduce over the same period with an appropriate interest charge recognised.

We chose to adopt the modified retrospective approach on transition to IFRS 16. There have been no IFRS 16 adjustments made to the consolidated income statements for the periods prior to 1 April 2019. Under the modified retrospective approach on transition the comparative financial statements contained herein will not be restated. The cumulative impact of the first-time application of IFRS 16 is recognised as an adjustment to opening equity at 1 April 2019. The impact of the first-time application of IFRS 16 as at 1 April 2019 is the recognition of right-of-use assets of £548 million and lease liabilities of £499 million. As at the date of initial application, there is a £22 million reduction in net assets (net of tax). For more information about our application of IFRS 16, see Note 2 to the second quarter 2020 condensed consolidated interim financial statements.

With effect from 1 April 2018, we implemented IFRS 9 and IFRS 15. IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and introduces a new impairment model for financial assets and new rules for hedge accounting. IFRS 15 replaces IAS 18 and IAS 11 and related interpretations (such as IFRIC 13).

For IFRS 15, we chose to adopt the modified retrospective approach. Under the modified retrospective approach on transition the comparative financial statements contained herein will not be restated. Therefore, the financial information for the six months ended 30 September 2018, Fiscal 2019 and the six months ended 30 September 2019 reflect the requirements of IFRS 15. financial information prior to 1 April 2018, including Fiscal 2018 and Fiscal 2017, is not restated to reflect the requirements of IFRS 15.

For IFRS 9, as required under the transition rules, comparative periods presented within the 2019 consolidated financial statements have been restated only for the retrospective application of the cost of hedging approach for the time value of the foreign exchange options and also voluntary application for foreign currency basis included in the foreign exchange forwards and cross-currency interest rate swaps as a cost of hedging. They have not been restated for the changes to classification, measurement or impairment criteria. The condensed consolidated interim financial statements give effect to IFRS 9. The financial information for Fiscal 2018 in this Exhibit is derived from the comparative figures from the 2018 consolidated financial statements are presented as restated, giving effect to the retrospective application of IFRS 9. For IFRS 9, the transition rules have not required us to restate our 2017 consolidated financial statements. The financial information for Fiscal 2017 is not restated to reflect IFRS 9. All financial information from 1 April 2018 reflects the requirements of IFRS 9. For more information about our application of IFRS 15 and IFRS 9, see Note 2 to the 2019 consolidated financial statements.

This Exhibit also includes the unaudited condensed consolidated financial information for the twelve months ended 30 September 2019 for Jaguar Land Rover and its subsidiaries, which has been derived by aggregating the relevant results of the year ended 31 March 2019 and the six months ended 30 September 2019, and subtracting the six months ended 30 September 2018 to derive results for the twelve months ended 30 September 2019. The unaudited condensed consolidated financial information for the twelve months ended 30 September 2019 has been prepared solely for the purpose of this Exhibit, is not prepared in the ordinary course of our financial reporting, and has not been audited or reviewed. The unaudited condensed consolidated financial information for the twelve months ended 30 September 2019 presented herein is not required by or presented in accordance with IFRS or any other generally accepted accounting principles.

In this Exhibit, we have included references to certain non-IFRS measures, including Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, free cash flow, net cash/(debt) and total product and other investment. Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, free cash flow, net cash/(debt) and total product and other investment are not IFRS measures and should not be construed as an alternative to any IFRS measure such as revenue, gross profit, other income, net profit or net cash used generated from/(used in) operating activities. We believe that Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, free cash flow, net cash/(debt) and total product and other investment are useful indicators of our ability to incur and service our indebtedness and can assist certain investors, security analysts and other interested parties in evaluating us. You should exercise caution in comparing Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, free cash flow, net cash/(debt) and total product and other investment as reported by us to Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, free cash flow, net cash/(debt) and total product and other investment, or adjusted variations of Adjusted EBITDA, of other companies. Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, free cash flow, net cash/(debt) and total product and other investments have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations in respect of Adjusted EBIT, Adjusted EBIT margin and Adjusted EBITDA include the following: (i) Adjusted EBIT, Adjusted EBIT margin and Adjusted EBITDA does not reflect our capital expenditures or capitalised product development costs, our future requirements for capital expenditures or our contractual commitments; (ii) Adjusted EBIT, Adjusted EBIT margin and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs; (iii) Adjusted EBIT, Adjusted EBIT margin and Adjusted EBITDA do not reflect the interest expense, or the cash requirements necessary, to service interest or principal payments on our debt; (iv) although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised will often need to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements that would be required for such replacements; and (v) Adjusted EBIT, Adjusted EBIT margin and Adjusted EBITDA exclude the impact of exceptional items and one time reserves and charges.

Please note that while we charge our research costs to the income statement in the year in which they are incurred, we capitalise product development costs relating to new vehicle platforms, engines, transmissions and new products and recognise them as intangible assets under certain conditions. There are a number of differences between IFRS and US GAAP. One difference is that we would not be able to capitalise such costs if we were to prepare our financial statements in compliance with US GAAP. In addition, interpretations of IFRS may differ, which can result in different applications of the same standard and, therefore, different results.

	Fiscal year ended and as at 31 March				Six months ended and as at 30 September
	2017*	2018**	2019		2018	2019***
	(£ in millions)
Income Statement and Statement of Comprehensive Income Data:
Revenue	24,339	25,786	24,214		10,857	11,160
Material and other cost of sales****	(15,071)	(16,328)	(15,670)		(6,925)	(7,001)
Exceptional items(1)	151	438	(3,271)		—	(22)
Employee cost****	(2,490)	(2,722)	(2,820)		(1,437)	(1,287)
Other expenses****	(5,376)	(5,846)	(5,567)		(2,628)	(2,661)
Development/Engineering costs capitalised(2)	1,426	1,610	1,576		844	692
Other income(3)	379	420	205		100	41
Depreciation and amortisation(4)	(1,656)	(2,075)	(2,164)		(1,101)	(967)
Foreign exchange (loss)/gain and fair value adjustments	(216)	29	(59)		(71)	(51)
Finance income	33	33	35		15	25
Finance expense (net)	(68)	(85)	(111)		(41)	(99)
Share of profit/(loss) from equity accounted investments	159	252	3		33	(69)

Profit/(loss) before tax	1,610	1,512	(3,629)		(354)	(239)
Income tax (expense)/credit	(338)	(398)	308		43	(63)

Profit/(loss) for the period	1,272	1,114	(3,321	)*****	(311)	(302)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(895)	546	(270)		149	(200)
Gain on effective cash flow hedges of inventory	—	—	(197)		51	131
Income tax related to items that will not be reclassified	143	(89)	76		(37)	12

Items that may be reclassified subsequently to profit or loss:
Loss/(gain) on cash flow hedges (net)	(1,766)	2,442	92		(35)	(122)
Currency translation differences	34	(4)	(4)		(4)	19
Income tax related to items that may be reclassified	329	(462)	(19)		7	15

Total comprehensive income attributable to shareholders	(883)	3,547	(3,643)		(180)	(447)

Balance Sheet Data (at period end):
Intangible assets	6,167	6,763	5,627		7,067	5,970

Total non-current assets	13,388	15,605	13,430		16,073	14,454

Total current assets	10,962	11,170	9,639		9,454	8,502

Total assets	24,350	26,775	23,069		25,527	22,956

Total current liabilities	10,104	10,920	10,752		9,828	10,226

Total non-current liabilities	7,665	5,871	6,338		6,224	7,266

Total liabilities	17,769	16,791	17,090		16,052	17,492

Equity attributable to shareholders	6,581	9,976	5,973		9,469	5,457
Non-controlling interests	—	8	6		6	7

Total equity	6,581	9,984	5,979		9,475	5,464

Cash Flow Data:
Net cash generated from/(used in) operating activities	3,160	2,958	2,253		(433)	664
Net cash used in investing activities	(4,317)	(3,222)	(2,278)		(525)	(1,236)
Net cash generated from/(used in) financing activities	541	53	173		163	(262)
Effect of foreign exchange on cash and cash equivalents	95	(41)	(27)		2	58
Cash and cash equivalents at the end of period	2,878	2,626	2,747		1,833	1,971

Other Financial Data:
Adjusted EBIT(5)	1,445	971	(180)		(239)	17
Adjusted EBITDA(6)	2,942	2,794	1,981		829	1,053
Capitalised expenditure (excluding product development expenditure)	1,631	2,156	1,796		1,008	713
Capitalised product development expenditure(7)	1,426	1,593	1,579		838	721
Net cash/(debt) (at period end)(8)	1,906	926	(736)		(1,748)	(2,300)
Free cash flow(9)	141	(1,045)	(1,267)		(2,298)	(783)
Total product and other investment(10)	3,438	4,186	3,810		2,061	1,636

*	As reported, without reflecting the retrospective adoption of IFRS 9 from 1 April 2018. See “Discussion and Analysis of Results of Operations–Factors Affecting Comparability”. If IFRS 9 had been applied for Fiscal 2017, the foreign exchange loss and fair value adjustments would have increased by £37 million, the income tax expense would have decreased by £7 million, the profit before tax would have decreased by £37 million, the profit for the year would have decreased by £30 million, the loss on cash flow hedges (net) would have decreased by £37 million and the income tax related to items that may be reclassified would have decreased by £7 million. There is no impact from IFRS 15 for the year ended 31 March 2017 as we adopted IFRS 15 under the modified retrospective approach.
**	As restated to reflect the retrospective adoption of IFRS 9 from 1 April 2018. See “Discussion and Analysis of Results of Operations–Factors Affecting Comparability ”.
***	As reported, this reflects the adoption of IFRS 16 from 1 April 2019. Please see “Discussion and Analysis of Results of Operations–Factors Affecting Comparability”.
****	“Material and other cost of sales”, “Employee costs” and “Other expenses” exclude exceptional items explained in note (1) below.
*****	This includes an impairment of £3,105 million as at 31 March 2019. See “Discussion and Analysis of Results of Operations–Internal Controls”.
(1)	For the year ended 31 March 2017, this related to charges booked and eventual recoveries related to the explosion at the Port of Tianjin. For the year ended 31 March 2018, this mainly relates to past service costs and credits deriving from amendments to the Group’s defined benefit pension plans. For the year ended 31 March 2019 this mainly related to impairment charge and restructuring costs. In the six months ended 30 September 2019 this mainly related to restructuring costs.
(2)	This amount reflects the capitalised cost recognised as an intangible asset at the end of the relevant period, net of the amounts charged to the income statement, which were £368 million, £406 million, £421 million, £212 million and £197 million in the years ended 31 March 2017, 2018 and 2019 and for the six months ended 30 September 2018 and 2019, respectively.

(3)	Other income includes the net impact of commodity derivatives, which were a gain of £106 million, a gain of £28 million, a gain of £9 million, a gain of £9 million and a loss of £40 million in the years ended 31 March 2017, 2018 and 2019 and for the six months ended 30 September 2018 and 2019, respectively.
(4)	Depreciation and amortisation include, among other things, the amortisation attributable to the capitalised cost of product development relating to new vehicle platforms, engines, transmissions and new products. The amount of amortisation attributable to capitalised product development costs for Fiscal 2017, Fiscal 2018, Fiscal 2019, the six months ended 30 September 2018 and 2019 was £769 million, £942 million, £967 million, £522 million and £405 million, respectively.
(5)	We have defined Adjusted EBIT as Adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation. Adjusted EBIT is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate Adjusted EBIT in a manner that is different from ours. An Adjusted EBIT reconciliation is included below.
(6)	We have defined Adjusted EBITDA as profit before income tax expense, exceptional items, finance expense (net of capitalised interest), finance income, gains/losses on unrealised derivatives and debt, gains/losses on realised derivatives entered into for the purpose of hedging debt, unrealised fair value gains/losses on equity investments, share of profit/loss from equity accounted investments, depreciation and amortisation. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate Adjusted EBITDA in a manner that is different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to cash flow generated from/ (used in) operating activities or as a measure of liquidity or an alternative to profit/(loss) on ordinary activities as indicators of operating performance or any other measures of performance derived in accordance with IFRS. The reconciliation of Adjusted EBIT and Adjusted EBITDA to our profit for the period line item is:

	Fiscal year ended 31 March				Six months ended 30 September
	2017*	2018**		2019	2018	2019***
	(£ in millions)
Profit/(loss) for the period	1,272	1,114	****		(311)	(302)
Add back/(less) taxation	338	398		(308)	(43)	63
(Less)/add back exceptional item(a)	(151)	(438)		3,271	—	22
Add back/(less) foreign exchange loss/(gain) and fair value adjustments—loans(b)	101	(69)		45	61	108
Add back/(less) foreign exchange /loss/(gain)—economic hedges of loans(c)	4	(11)		18	(5)	(13)
(Less)/add back foreign exchange (gain)/loss—derivatives(d)	(6)	(74)		31	21	(1)
(Less)/add back unrealised commodity (gain)/loss	(148)	2		34	19	44
Less finance income	(33)	(33)		(35)	(15)	(25)
Add back finance expense (net)	68	85		111	41	99
Fair value gain on equity investment	—	(3)		(26)	(7)	22

Adjusted EBIT	1,445	971		(180)	(239)	17

Add back depreciation and amortisation	1,656	2,075		2,164	1,101	967
(Less)/add back share of (profit)/loss from equity accounted investments	(159)	(252)		(3)	(33)	69

Adjusted EBITDA	2,942	2,794		1,981	829	1,053

*

As reported, without reflecting the retrospective adoption of IFRS 9 from 1 April 2018. See “Discussion and Analysis of Results of Operations–Factors Affecting Comparability”. If IFRS 9 had been applied for Fiscal 2017, the income tax expense would have decreased by £7 million and the profit for the year would have decreased by £30 million. There is no impact from IFRS 15 for the year ended 31 March 2017 as we adopted IFRS 15 under the modified retrospective approach.

**	As restated to reflect the retrospective adoption of IFRS 9 from 1 April 2018. See “Discussion and Analysis of Results of Operations–Factors Affecting Comparability ”.

***	As reported, this reflects the adoption of IFRS 16 from 1 April 2019. See “Discussion and Analysis of Results of Operations–Factors Affecting Comparability”.
****	This includes an impairment of £3,105 million as at 31 March 2019. See “Discussion and Analysis of Results of Operations–Internal Controls”.

(a)

For the year ended 31 March 2017, this related to charges booked and eventual recoveries related to the explosion at the Port of Tianjin. For the year ended 31 March 2018, this mainly related to past service costs and credits deriving from amendments to the Group’s defined benefit pension plans. For the year ended 31 March 2019 this mainly related to impairment charge and restructuring costs. In the six months ended 30 September 2019 this mainly relates to restructuring costs.

(b)	Relates to foreign exchange (gain)/loss on debt not designated in a hedging relationship and any ineffectiveness arising from designated debt hedging relationships.

(c)	Relates to (gain)/loss on foreign currency derivatives entered into to offset foreign exchange on certain foreign currency debt.

(d)	Relates to foreign exchange gain/loss on derivatives excluded from Adjusted EBITDA and not included elsewhere in this reconciliation.

(7)	This amount reflects the capitalised cost of product development recognised as an intangible asset at the end of the relevant period.
(8)

We have defined net cash/(debt) as cash and cash equivalents plus short-term deposits less total balance-sheet borrowings, which includes secured and unsecured borrowings and factoring facilities. The reconciliation for our net cash/(debt) line item is set out below:

	As at 31 March
	2017	2018	2019	As at 30 September 2019
	(£ in millions)
Cash and cash equivalents	2,878	2,626	2,747	1,971
Short-term deposits	2,609	2,031	1,028	874
Total borrowings (including secured and unsecured borrowings and factoring facilities)	(3,581)	(3,731)	(4,511)	(5,145)

Net cash/(debt)	1,906	926	(736)	(2,300)

(9)

Free cash flow reflects (i) for the financial years ended 31 March 2019, 2018 and 2017 and for the six months ended 30 September 2018 net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. and (ii) for the six months ended 30 September 2019, as net cash generated from operating activities less net cash used in investing activities (excluding movements in short term deposits) and after finance expenses and fees paid. In each case, free cash flow before financing also includes foreign exchange gains/losses on short term deposits and cash and cash equivalents. The reconciliation for our free cash flow line item is set out below:

	Fiscal year ended 31 March			Six months ended 30 September
	2017	2018	2019	2018	2019
	(£ in millions)
Net cash generated from/(used in) operating activities	3,160	2,958	2,253	(433)	664
Net cash used in investing activities	(4,317)	(3,222)	(2,278)	(525)	(1,236)
Finance expenses	(150)	(158)	(210)	(86)	(115)
Finance lease payments	(4)	(4)	(2)	(2)	—
Add back/(less): Movements in short-term deposits	1,300	(523)	(1,074)	(1,305)	(181)
Add back/(less): Foreign exchange gain/(loss) on short-term deposits	57	(55)	71	51	27
Add back/(less): Foreign exchange gain/(loss) on cash and cash equivalents	95	(41)	(27)	2	58

Free cash flow	141	(1,045)	(1,267)	(2,298)	(783)

(10)

Total product and other investment reflects cash used in the purchase of property, plant and equipment, intangible assets, investments in subsidiaries, equity accounted investments and other trading investments, and expensed research and development costs. The reconciliation for our total and other investment line item is set out below:

	Fiscal year ended 31 March			Six months ended 30 September
	2017	2018	2019	2018	2019
	(£ in millions)
Purchases of property, plant and equipment	1,584	2,135	1,590	891	648
Net cash outflow relating to intangible asset expenditure	1,473	1,614	1,785	955	786
R&D Expensed	368	406	421	212	197
Investments in equity accounted investments	12	—	—	2	—
Purchases of other investments	1	25	14	1	5
Acquisitions of subsidiaries	—	6	—	—	—

Total product and other investment(a)	3,438	4,186	3,810	2,061	1,636

(a)

Total product and other investment can also be presented as cash outflows relating to tangible assets (net of proceeds from disposals of tangible assets), intangible assets, expensed R&D and investment in joint ventures.

Twelve Month Financial Information

The unaudited condensed consolidated financial information for the twelve months ended 30 September 2019 set out below was derived by aggregating the consolidated income statement for the twelve months ended 31 March 2019 and the consolidated income statement data for the six months ended 30 September 2019 and subtracting the consolidated income statement data for the six months ended 30 September 2018 to derive the consolidated income statement data for the twelve months ended 30 September 2019. The unaudited condensed consolidated financial information for the twelve months ended 30 September 2019 presented herein is not required by or presented in accordance with IFRS or any other generally accepted accounting principles. The financial information for the twelve months ended 30 September 2019 has been prepared for illustrative purposes only and is not necessarily representative of our results of operations for any future period or our financial condition at any future date.

	Fiscal year ended and as at 31 March		Six months ended and as at 30 September		Twelve months ended and as at 30 September
	2019		2018	2019	2019*
	(£ in millions)
Income Statement and Statement of Comprehensive Income Data:
Revenue	24,214		10,857	11,160	24,517
Material and other cost of sales**	(15,670)		(6,925)	(7,001)	(15,746)
Employee costs**	(2,820)		(1,437)	(1,287)	(2,670)
Pension past service credit	—		—	—	—
Other expenses**	(5,567)		(2,628)	(2,661)	(5,600)
Development/Engineering costs capitalised(1)	1,576		844	692	1,424
Other income	205		100	41	146
Exceptional items(2)	(3,271)		—	(22)	(3,293)
Depreciation and amortisation(3)	(2,164)		(1,101)	(967)	(2,030)
Foreign exchange (loss)/gain and fair value adjustments	(59)		(71)	(51)	(39)
Finance income	35		15	25	45
Finance expense (net)	(111)		(41)	(99)	(169)
Share of profit/(loss) from equity accounted investments	3		33	(69)	(99)
(Loss)/profit before tax	(3,629)		(354)	(239)	(3,514)

Income tax credit/(expense)	308		43	(63)	202
(Loss)/profit for the period	(3,321	)***	(311)	(302)	(3,312)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(270)		149	(200)	(619)
(Loss)/gain on effective cash flow hedges of inventory	(197)		51	131	(117)
Income tax related to items that will not be reclassified	76		(37)	12	125

Items that may be reclassified subsequently to profit or loss:
Gain/(loss) on cash flow hedges (net)	92		(35)	(122)	5
Currency translation differences	(4)		(4)	19	19
Income tax related to items that may be reclassified	(19)		7	15	(11)

Total comprehensive income attributable to shareholders	(3,643)		(180)	(447)	(3,910)

Balance Sheet Data (at period end):
Intangible assets	5,627		7,067	5,970	5,970

Total non-current assets	13,430		16,073	14,454	14,454

Total current assets	9,639		9,454	8,502	8,502

Total assets	23,069		25,527	22,956	22,956

Total current liabilities	10,752		9,828	10,226	10,226

Total non-current liabilities	6,338		6,224	7,266	7,266

Total liabilities	17,090		16,052	17,492	17,492

Equity attributable to shareholders	5,973		9,469	5,457	5,457
Non-controlling interests	6		6	7	7

Total equity	5,979		9,475	5,464	5,464

Cash Flow Data:
Net cash generated from/(used in) operating activities	2,253		(433)	664	3,350
Net cash used in investing activities	(2,278)		(525)	(1,236)	(2,989)
Net cash generated from/(used in) financing activities	173		163	(262)	(252)
Effect of foreign exchange on cash and cash equivalents	(27)		2	58	29
Cash and cash equivalents at the end of period	2,747		1,833	1,971	1,971
Other Financial Data:
Adjusted EBIT(4)	(180)		(239)	17	76
Adjusted EBITDA(5)	1,981		829	1,053	2,205
Capitalised expenditure (excluding product development expenditure)	1,796		1,008	713	1,501
Capitalised product development expenditure(6)	1,579		838	721	1,462
Net (debt)/cash (at period end)(7)	(736)		(1,748)	(2,300)	(2,300)
Free cash flow(8)	(1,267)		(2,298)	(783)	248
Total product and other investment(9)	3,810		2,061	1,636	3,385

*

As reported, this reflects the adoption of IFRS 16 from 1 April 2019. The information presented for the twelve months ended 30 September 2019 includes the six months ended 30 September 2019 which applies IFRS 16 and, the six months ended 30 September 2018 which does not. “Discussion and Analysis of Results of Operations–Factors Affecting Comparability ”.

**	“Material and other cost of sales”, “Employee costs” and “Other expenses” exclude the exceptional items.
***	This includes an impairment of £3,105 million as at 31 March 2019. See “Discussion and Analysis of Results of Operations–Internal Controls”.
(1)

This amount reflects the capitalised cost recognised as an intangible asset at the end of the relevant period, net of the amounts charged to the income statement, which were £1,424 million for the twelve months ended 30 September 2019.

(2)

Exceptional items for the twelve months ended 31 March 2019 include an impairment charge of £3,105 million following an impairment exercise undertaken in accordance with IAS 36 and restructuring costs of £149 million relating to a Group restructuring programme announced and carried out during Fiscal 2019. The exceptional costs in the six months ended 30 September 2019 comprise additional restructuring costs relating to the Group restructuring programme that was announced and commenced during Fiscal 2019.

(3)

Depreciation and amortisation include, among other things, the amortisation attributable to the capitalised cost of product development relating to new vehicle platforms, engines, transmissions and new products. The amount of amortisation attributable to capitalised product development costs for the twelve months ended 30 September 2019 was £850 million.

(4)

We have defined Adjusted EBIT as Adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation. Adjusted EBIT is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate Adjusted EBIT in a manner that is different from ours. An Adjusted EBIT reconciliation is included below.

(5)

We have defined Adjusted EBITDA as profit before income tax expense, exceptional items, finance expense (net of capitalised interest), finance income, gains/losses on unrealised derivatives and debt, gains/losses on realised derivatives entered into for the purpose of hedging debt, unrealised fair value gains/losses on equity investments, share of profit/loss from equity accounted investments, depreciation and amortisation. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate Adjusted EBITDA in a manner that is different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to cash flow generated from/ (used in) operating activities or as a measure of liquidity or an alternative to profit/(loss) on ordinary activities as indicators of operating performance or any other measures of performance derived in accordance with IFRS. The reconciliation of Adjusted EBIT and Adjusted EBITDA to our profit for the period line item is:

	Fiscal year ended and as at 31 March 2019	Six months ended and as at 30 September		Twelve months ended and as at 30 September 2019*
		2018	2019
	(£ in millions)
(Loss)/profit for the period	(3,321)**	(311)	(302)	(3,312)
(Less)/add back taxation	(308)	(43)	63	(202)
Add back exceptional item(a)	3,271	—	22	3,293
Add back foreign exchange gain and fair value adjustments—loans(b)	45	61	108	92
Add back/(less) foreign exchange loss/(gain)—economic hedges of loans(c)	18	(5)	(13)	10
Add back/(less) foreign exchange loss/(gain)—derivatives(d)	31	21	(1)	9
Add back unrealised commodity loss	34	19	44	59
Less finance income	(35)	(15)	(25)	(45)
Add back finance expense (net)	111	41	99	169
(Less)/add back fair value gain on equity investment	(26)	(7)	22	3
Adjusted EBIT	(180)	(239)	17	76
Add back depreciation and amortisation	2,164	1,101	967	2,030
(Less)/add back share of (profit)/loss from equity accounted investments	(3)	(33)	69	99
Adjusted EBITDA	1,981	829	1,053	2,205

*

As reported, this reflects the adoption of IFRS 16 from 1 April 2019. The information presented for the twelve months ended 30 September 2019 includes the six months ended 30 September 2019 which applies IFRS 16 and, the six months ended 30 September 2018 which does not. “Discussion and Analysis of Results of Operations–Factors Affecting Comparability ”.

**	This includes an impairment of £3,105 million as at 31 March 2019. See “Discussion and Analysis of Results of Operations–Internal Controls”.
(a)	For the year ended 31 March 2019 this mainly related to impairment charge and restructuring costs. In the six months ended 30 September 2019 this mainly relates to restructuring costs.

(b)	Relates to foreign exchange gain on debt not designated in a hedging relationship and any ineffectiveness arising from designated debt hedging relationships.

(c)	Relates to loss/gain on foreign currency derivatives entered into to offset foreign exchange on certain foreign currency debt.

(d)	Relates to foreign exchange loss/(gain) on derivatives excluded from Adjusted EBITDA and not included elsewhere in this reconciliation.

(6)	This amount reflects the capitalised cost of product development recognised as an intangible asset at the end of the relevant period.
(7)

We have defined net (debt)/cash as cash and cash equivalents plus short-term deposits less total balance-sheet borrowings, which includes secured and unsecured borrowings and factoring facilities. The reconciliation for our net (debt)/cash line item is set out below:

	As at 31 March 2019	As at 30 September 2019
	(£ in millions)
Cash and cash equivalents	2,747	1,971
Short-term deposits	1,028	874
Total borrowings (including secured and unsecured borrowings and factoring facilities)	(4,511)	(5,145)

Net cash/(debt)	(736)	(2,300)

(8)

Free cash flow reflects (i) for Fiscal 2019 and for the six months ended 30 September 2018 net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. and (ii) for the six months ended 30 September 2019, as net cash generated from operating activities less net cash used in investing activities (excluding movements in short term deposits) and after finance expenses and fees paid. In each case, free cash flow before financing also includes foreign exchange gains/losses on short term deposits and cash and cash equivalents. The reconciliation for our free cash flow line item is set out below:

	Fiscal year ended 31 March	Six months ended 30 September		Twelve months ended 30 September 2019*
	2019	2018	2019
	(£ in millions)
Net cash generated from/(used in) operating activities	2,253	(433)	664	3,350
Net cash used in investing activities	(2,278)	(525)	(1,236)	(2,989)
Finance expenses	(210)	(86)	(115)	(239)
Finance lease payments	(2)	(2)	—	—
Add back/(less): Movements in short-term deposits	(1,074)	(1,305)	(181)	50
Add back/(less): Foreign exchange gain/(loss) on short-term deposits	71	51	27	47
Add back/(less): Foreign exchange gain/(loss) on cash and cash equivalents	(27)	2	58	29

Free cash flow	(1,267)	(2,298)	(783)	248

*

As reported, this reflects the adoption of IFRS 16 from 1 April 2019. The information presented for the twelve months ended 30 September 2019 includes the six months ended 30 September 2019 which applies IFRS 16 and, the six months ended 30 September 2018 which does not. “Discussion and Analysis of Results of Operations–Factors Affecting Comparability ”.

(9)

Total product and other investment reflects cash used in the purchase of property, plant and equipment, intangible assets, investments in subsidiaries, equity accounted investments and other trading investments, and expensed research and development costs. The reconciliation for our total and other investment line item is set out below:

	Fiscal year ended 31 March	Six months ended 30 September		Twelve months ended 30 September
	2019	2018	2019	2019
	(£ in millions)
Purchases of property, plant and equipment	1,590	891	648	1,347
Net cash outflow relating to intangible asset expenditure	1,785	955	786	1,616
R&D Expensed	421	212	197	406
Investments in equity accounted investments	—	2	—	(2)
Purchases of other investments	14	1	5	18
Acquisitions of subsidiaries	—	—	—	—

Total product and other investment(a)	3,810	2,061	1,636	3,385

(a)

Total product and other investment can also be presented as cash outflows relating to tangible assets (net of proceeds from disposals of tangible assets), intangible assets, expensed R&D and investment in joint ventures.

Explanation of Income Statement Line Items

Our income statement includes the following items. For more information, please see “Critical Accounting Policies” and the consolidated financial statements included elsewhere herein.

•

Revenue: Revenue includes the fair value of the consideration received or receivable from the sale of finished vehicles and parts to dealers (in the United Kingdom and the foreign countries in which we have NSCs) and importers (in all other foreign countries). We recognise revenue on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted when the risks and rewards of ownership and associated control in the related good or service have passed to the customer. Sale of products includes export and other recurring and non-recurring incentives from governments at the national and state levels. Sale of products is presented net of excise duty where applicable and other indirect taxes. Consequently, the amount of revenue we recognise is driven by wholesale volumes (i.e., sales of finished vehicles to dealers and importers). We do, however, mainly monitor the level of retail volumes as the general metric of customer demand for our products with the aim of managing effectively the level of stock held by our dealers. Retail volumes do not directly affect our revenue. From 1 April 2018, we adopted IFRS 15. The primary impact for us relates to “consideration payable to customers”, which the standard defines as discounts, rebates, refunds or other forms of disbursement to customers (such as retailers) or end customers (as part of the overall distribution chain), where a service is not received in return and, if a service is received in return, where it cannot be fair-valued. The treatment of such items is a reclassification of marketing expenses to revenue reductions. Other specific impacts on us relate to the treatment of associated vehicle sale performance obligations, and the assessment of principal versus agent in providing or arranging for storage, freight and in-transit insurance alongside the sale of a vehicle. These transport arrangements are made when delivering vehicles to retailers across the global network. We have determined that we are an agent in providing these services, and have amended the presentation of these amounts from a gross basis (i.e. revenue and costs separately) to a net basis (where consideration received will be presented net of associated costs in the income statement).

•

Material and other cost of sales: We have elected to present our income statement under IFRS by nature of expenditure rather than by function. Accordingly, we do not present costs of sales, selling and distribution and other functional cost categories on the face of the income statement. “Material and other cost of sales” are comprised of: (i) change in inventories of finished goods and works in progress; (ii) purchase of products for sale; and (iii) raw materials and consumables. “Material and other cost of sales” does not equal “cost of sales” that we would report if we were to adopt a functional presentation for our income statement because it does not include all relevant employee costs, depreciation and amortisation of assets used in the production process and relevant production overheads.

Changes in inventories of finished goods and work in progress reflects the difference between the inventory of vehicles and parts at the beginning of the relevant period and the inventory of vehicles and parts at the end of the relevant period. It represents the credit or charge required to reflect the manufacturing costs for finished vehicles and parts, or vehicles and parts on the production line, that were still in stock at the end of the relevant period. Inventories (other than those recognised as a result of the sale of vehicles subject to repurchase arrangements) are valued at the lower of cost and net realisable value. Cost of raw materials and consumables are ascertained on a first-in-first-out basis. Costs, including fixed and variable production overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realisable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and selling expenses. Inventories include vehicles sold to a third party subject to repurchase arrangements. The majority of these vehicles are leased by a third party back to our management. These vehicles are carried at cost and are amortised in changes in stocks and work in progress to their residual values (i.e., estimated second-hand sale value) over the term of the arrangement.

Purchase of products for sale represents the cost associated with the supply from third-party suppliers of parts and other accessories that we do not manufacture ourselves but fit into our finished vehicles.

Raw materials and consumables represents the cost of the raw materials and consumables that we purchase from third parties and use in our manufacturing operations, including aluminium, other metals, rubber and other raw materials and consumables. Raw materials and consumables also include import duties for raw materials and finished vehicles from the United Kingdom into the country of sale.

•

Employee cost: This line item represents the cost of wages and salaries, social security and pensions for all of our employees and agency workers, including employees of centralised functions and headquarters.

•

Other expenses: This line item comprises any operating expense not otherwise accounted for in another line item. These expenses principally include warranty and product liability costs and freight and other transportation costs, stores, spare parts and tools consumed, product development costs, repairs to building, plant and machinery, power and fuel, rent, rates and taxes, publicity and marketing expenses, insurance and other general costs.

•

Development/Engineering costs capitalised: Development and engineering costs capitalised represents employee costs, store and other manufacturing supplies, and other works expenses incurred mainly towards product development projects. It also includes costs attributable to internally constructed capital items. Product development and engineering costs incurred on new vehicle platforms, engines, transmissions and new products are capitalised and recognised as intangible assets when (i) feasibility has been established, (ii) we have committed technical, financial and other resources to complete the development and (iii) it is probable that the relevant asset will generate probable future economic benefits. The costs capitalised include the cost of materials, direct labour and directly attributable overhead expenditure incurred up to the date the asset is available for use. The application of the relevant accounting policy involves critical judgement and interpretations of IFRS may differ, which can result in different applications of the same standard and, therefore, different results. Interest cost incurred in connection with the relevant development is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

•

Other income: This item represents any income not otherwise accounted for in another line item. It principally includes rebates from the Chinese government based on our activities there, income from the Land Rover experience and sales of second hand Land Rover warranties in the United States. Rebates from China are accounted for on an accruals basis, based on our previous experience with the Chinese tax authorities. From 1 April 2018, we adopted IFRS 15.

•

Depreciation and amortisation: Depreciation and amortisation represent the depreciation of property, plant and equipment and the amortisation of intangible assets, including the amortisation of capitalised product development costs. Depreciation is provided on a straight line basis over estimated useful lives of the assets. Assets held under finance leases under IAS 17 and right-of-use assets under IFRS 16 (adopted from 1 April 2019) are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Please see “—Critical Accounting Policies—Financial Instruments—Adoption of IFRS 16 from 1 April 2019”. Depreciation is not recorded on capital work in progress until construction and installation are complete and the asset is ready for its intended use. Capital work in progress includes capital advances. Amortisation is provided on a straight line basis over estimated useful lives of the intangible assets. The amortisation period for intangible assets with finite useful lives is reviewed at least at each year end. Changes in expected useful lives are treated as changes in accounting estimates. In accordance with IFRS, we capitalise a significant percentage of our product development costs. Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment loss.

•

Foreign exchange (loss)/gain and fair value adjustments: This item represents the net gain or loss attributable to the revaluation of non-GBP balance sheet items (including debt) and the gain/(loss) on foreign exchange derivative contracts that are not hedge accounted, as well as any ineffectiveness from designated hedge relationships and fair value adjustments resulting from fair value hedging relationships. From 1 April 2018, we adopted IFRS 9. Prior to our adoption of IFRS 9, the time value of options was recognised in this income statement line item; this has been taken to equity as a cost of hedging under IFRS 9. Please see “—Critical Accounting Policies—Financial Instruments—Adoption of IFRS 9 from 1 April 2018”.

•	Finance income: This item represents the income from short-term liquid financial assets, marketable securities and other financial instruments (including bank deposits).

•

Finance expense (net): This item represents the net expense of our financial borrowings, including the Existing Notes, including fees and commitment fees paid to financial institutions in relation to committed financial facilities and similar credit lines, less interest capitalised.

•

Share of (loss)/profit from equity accounted investments: The consolidated financial statements include our share of the income and expenses, other comprehensive income and equity movements of equity accounted investments, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When our share of losses exceeds our interest in an equity accounted investment, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that we have an obligation or have made payments on behalf of the investee.

•	Exceptional items: We have elected to disclose exceptional items separately in the consolidated income statement by virtue of their nature, size or frequency.

Internal Controls

Upon an evaluation of the effectiveness of the design and operation of our internal controls over financial reporting conducted as part of the corporate governance and public disclosure obligations of our parent, Tata Motors, we concluded that:

(i)	there was a material weakness, such that our internal controls over financial reporting were not effective as at 31 March 2019; and

(ii)	there was a material weakness, such that our internal controls over financial reporting were not effective as at 31 March 2018.

A material weakness, under the applicable auditing standards established by the PCAOB in the United States, is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Material weakness as at 31 March 2019

During Fiscal 2019, we identified a material weakness as part of an assessment of the effectiveness of internal control over financial reporting based on the framework established in Internal Control – Integrated Framework (2013) issued by COSO.

As at 31 December 2018, we assessed that there were sufficient indications that property, plant and equipment and intangible assets may need to be impaired, due to significant changes in market conditions (especially in China), technology disruptions impacting the industry, rising cost of debt and the business missing its internal budgets over the previous quarterly periods. Accordingly, an interim impairment test was performed, which resulted in a £3,105 million impairment charge as at 31 December 2018.

Forecast financial information produced to support our annual business planning process is a key data input into the impairment assessment. The controls associated with the business planning process were not effective to mitigate the risk of material misstatement in the financial statements. Specifically, controls over the completeness and accuracy of certain source data in the business planning process were not designed to operate to a sufficient level of precision to address the related risks of misstatement. In addition, ineffective risk assessment activities performed over the ad-hoc impairment assessment did not identify the increased precision required in the design of the controls, allowing such risk assessment activities to be ineffective in identifying those inputs that may contain a reasonable possibility of a risk of material misstatement.

It was therefore considered the design of internal controls over the preparation of the forecast financial information arising from the ineffective risk assessment activities to be deficient, and that this deficiency results in a reasonable possibility that a material misstatement could occur in the financial statements related to the impairment of our property, plant and equipment and intangible assets that may be required from time to time. It was determined that this deficiency constitutes a material weakness in internal control over financial reporting as of 31 March 2019, based on our evaluation under the criteria in Internal Control — Integrated Framework (May 2013) issued by COSO. Accordingly, it was concluded that we did not maintain effective internal control over our financial reporting as of 31 March 2019.

We undertook steps to remediate the control deficiencies relating to the forecast financial information. However, these control deficiencies were not fully remediated as of 31 March 2019 and therefore we are currently working to establish a detailed, sustainable plan to fully remediate the material weakness which will include:

•

Simplification of the business planning process and design of the associated controls, which would support any need for ad-hoc impairment assessments during the year in addition to the existing annual assessment;

•

Redesign of controls to reflect improved risk assessment and further improvements to the management review controls including consideration of aggregation levels, setting of management expectations and the investigation and resolution of outliers in those areas where this is insufficient; and

•	Additional controls to validate any late changes to the forecast financial information once the primary controls have operated.

The material weakness did not result in material misstatements of our financial statements. During the quarters ended 30 June and 30 September 2019, we assessed that there were no indications that property, plant and equipment and intangible assets may need to be impaired, and therefore the controls associated with the business planning process have not been required to operate.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Material weakness as at 31 March 2018

The material weakness identified with respect to the year ended 31 March 2018 related to privileged system access at one of our third party logistics providers. We use a third party service provider to manage logistics and finance with respect to Land Rover aftermarket parts. This service provider operates its own IT system, independent of our IT systems and maintains the majority of financial transactions and records relating to aftermarket parts for Land Rover vehicles, which are then used for our financial statements. Two default system accounts on the provider’s IT system had privileged access rights, including the right to process transactions and make changes to data relied upon in the preparation of our financial statements with respect to Land Rover aftermarket parts and were accessed during Fiscal 2018. Whilst no evidence exists to suggest these privileged accounts were used inappropriately, and they appear only to have been accessed by relevant IT personnel, we have been unable to obtain sufficient and appropriate evidence to confirm that access to these accounts was properly governed and restricted during Fiscal 2018. These accounts had access only to the provider’s IT system and not to our IT systems. However, given the pervasive nature of the access provided to these privileged accounts including, for instance, the potential to make changes to system configuration within the provider’s IT system, it is not possible to rely on a number of reports generated by the provider’s IT system with respect to data used for our financial statement preparation. While the information given by the provider is subject to additional controls and review procedures operated by us, these procedures are largely dependent on the data coming from the provider’s IT system. In particular, such a risk has the potential to affect recognition and measurement of revenue and the valuation accuracy of inventory in respect of Land Rover aftermarket parts.

We perform procedures such as independent checks over inventory, validation of cash allocation and settlement of sales transactions during the year. Due to the insufficient and appropriate evidence to confirm the restricted access, we performed additional procedures to ensure that there are no material misstatements in the financial statements as a result of this weakness. These included a review of physical security controls and the validation of inventory valuation cost against Jaguar Land Rover purchasing data. No material misstatements have been identified in the financial statements as a result of this weakness.

We have also worked with the third party provider to undertake remedial measures to improve the evidence that supports the appropriate granting of the privileged access and reduce the risk of such an event occurring again. To supplement this, the third party provider has introduced a new daily automated detective control that would identify any instances where such privileged access is assigned. A review of other relevant third-party providers has not uncovered any similar issues. The material weakness was remediated in Fiscal 2019.

Capitalisation

Sources	Actual as at 30 September 2019(8)
Cash and cash equivalents(1)	1,971
Short-term investments(2)	874

Cash and cash equivalents and short-term investments	2,845

5.625% Senior Notes due 2023(3)	407
5.000% Senior Notes due 2022	400
4.250% Senior Notes due 2019(3)(9)	407
3.875% Senior Notes due 2023	400
3.500% Senior Notes due 2020(3)	407
2.200% Senior Notes due 2024(4)	577
2.750% Senior Notes due 2021	300
4.500% Senior Notes due 2027(3)	434
4.500% Senior Notes due 2026(4)	457
Term Loan Facility(3)(5)	812
UKEF & Commercial Loan Facilities(6)	—
UK Fleet Financing Facility(7)	—
Capitalised debt issuance fees	(30)
Lease Obligations	574

Total debt	5,145

Ordinary shares	1,501
Capital redemption reserve	167
Reserves	3,789

Total equity	5,457

Total capitalisation	10,602

(1)

The total amount of cash and cash equivalents includes £483 million of cash and cash equivalents held in subsidiaries of JLR outside the United Kingdom. The cash in some of these jurisdictions, e.g. South Africa and Brazil, is subject to certain restrictions on cash pooling, intercompany loan arrangements or interim dividends. However, annual dividends are generally permitted and we do not believe that these restrictions have, or are expected to have, any impact on our ability to meet our cash obligations.

(2)	Refers to bank deposits with a maturity of between three and twelve months.
(3)	Using the US dollar per British pound exchange rate on 30 September 2019 of $1.2299 = £1.00.
(4)	Using the euro per British pound exchange rate on 30 September 2019 of €1.1248 = £1.00.
(5)	Represents the $1 billion term loan facility provided under an agreement entered into on 17 October 2018 and fully drawn as of the date of this Exhibit.
(6)

Represents the £625 million five-year amortising loan facilities entered into in October 2019 and supported by a £500 million guarantee from UK Export Finance and fully drawn as of the date of this Exhibit.

(7)	Represents the £100 million working capital facility for fleet buybacks entered into in October 2019 and fully drawn as of the date of this Exhibit.
(8)

The $700 million invoice discounting committed facility agreement entered into on 26 March 2019 is not reflected in the table above as it is a non-recourse receivable financing which is not treated as indebtedness. As at 30 September 2019, Jaguar Land Rover Limited (a subsidiary of JLR) had sold £297 million equivalent of receivables under the Invoice Discounting Facility.

(9)	The 4.250% Senior Notes due 2019 have been redeemed in full on 15 November 2019 and the related indenture has been satisfied and discharged.

III. Discussion and Analysis of Results of Operations

General Trends of Our Recent Performance

Revenue was £11,160 million for the six months ended 30 September 2019, as compared to £10,857 million for the six months ended 30 September 2018. The increase in revenue primarily reflects favourable model mix and favourable foreign exchange reflecting the weaker British pound. This revenue growth reverses the negative trend from Fiscal 2019, in which our revenue fell by 6.1% to £24,214 million, as a result of declining wholesale volumes, primarily in China. The same broad positive trend was observed in October 2019, during which wholesale volumes slightly increased by 1.1% as compared to the corresponding one month period in 2018. Adjusted EBITDA was £1,053 million in the six months ended 30 September 2019, as compared to £829 million in the six months ended 30 September 2018. Adjusted EBIT was £17 million in the six months ended 30 September 2019 compared to negative £239 million in the six months ended 30 September 2018. Adjusted EBITDA was higher in the six months ended 30 September 2019 compared to the six months ended 30 September 2018 primarily due to favourable model mix, favourable foreign exchange rate movement reflecting the weaker British pound and lower operating costs (including cost savings achieved under Project Charge). Further, Adjusted EBIT was higher (turning to positive) in the six months ended 30 September 2019 compared to the six months ended 30 September 2018 (when it was negative EBIT), primarily as a result of the same factors affecting Adjusted EBITDA explained above, as well as lower depreciation and amortisation, partially offset by losses suffered at the China Joint Venture compared to profits in the same period of last year. This growth in Adjusted EBITDA and Adjusted EBIT reverses the negative trend from Fiscal 2019.

Loss before tax was £239 million in the six months ended 30 September 2019, compared to a loss before tax of £354 million in the six months ended 30 September 2018. The decrease in the loss before tax in the six months ended 30 September 2019 primarily reflects the higher Adjusted EBIT partially offset by unfavourable revaluation of investments and foreign currency hedges and debt, higher net finance costs and £22 million of exceptional charges related to one-time separation and voluntary redundancy costs. Our loss after tax was £302 million in the six months ended 30 September 2019, down slightly from the loss after tax of £311 million in the same period in 2018.

Net cash generated from operating activities was £664 million in the six months ended 30 September 2019 (up from negative £433 million in the same period of 2018). For the six months ended 30 September 2019 our free cash flow was negative £783 million (up from negative £2,298 million during the same period of 2018), after a total value of £1,636 million of total product and other investment spending as well as £297 million of working capital outflows (including £297 million utilisation of the Invoice Discounting Facility as at 30 September 2019 which has improved receivables). The negative working capital movement in the six months ended 30 September 2019 occurred primarily as a result of a reduction in accounts payable and an increase in inventory. The negative £783 million free cash flow for the six months ended 30 September 2019 occurred primarily as a result of the loss after tax and the continued total product and other investment spending. Negative free cash flow in the six months ended 30 September 2019 was £1,515 million more favourable than the six month period ended September 2018.

Total cash and cash equivalents, deposits and investments at 30 September 2019 was £2,845 million (comprising £1,971 million of cash and cash equivalents and £874 million of short-term deposits and other investments). As at 30 September 2019, we also had an undrawn revolving credit facility of £1,935 million, maturing in July 2022, which, combined with total cash of £2,845 million, resulted in total available liquidity of £4,780 million.

Recent Retail Volumes

Retail sales represent vehicle sales made by dealers to end customers and as such indicate customer demand for our vehicles. Please see “—Explanation of Income Statement Line Items” below for information on the reasons why we monitor retail sales. Set forth below is an overview of our retail volumes for the six months ended 30 September 2019:

Total retail volumes in the six months ended 30 September 2019 were 257,568 units (including sales from our China Joint Venture), a decrease of 6.5% compared to the six months ended 30 September 2018 with October 2019 retail sales showing a similar trend. Year-on-year as at 30 September 2019 sales volumes were down in Europe by 4.7%, the United Kingdom by 1.5%, North America by 0.8% and China by 8.8%. By model, higher year-on-year as at 30 September 2019 sales of the all-new Range Rover Evoque, Range Rover Sport, the all-electric Jaguar I-PACE and the XJ were more than offset by lower sales of other models, including the run out of the prior model of the Land Rover Discovery Sport as sales of the new refreshed Land Rover Discovery Sport continue to ramp up. By brand, Land Rover retailed 180,705 units in the six months ended 30 September 2019, a decrease of 4.6% compared to the six months ended 30 September 2018. Jaguar retailed 76,863 units in the six months ended 30 September 2019, a decrease of 10.7% compared to the six months ended 30 September 2018.

Retail volumes in Europe (excluding the United Kingdom and Russia) were 53,926 units in the six months ended 30 September 2019, compared to 56,589 units during the same period in 2018, down 4.7% year on year as the economic environment in the European Union (the “EU”) continued to be affected by trade tensions with the United States and uncertainty around Brexit.

Retail volumes in North America were 60,683 units in the six months ended 30 September 2019, compared to 61,179 units in the same period in 2018, a slight decrease of 0.8%, broadly in line with industry volume performance, with higher sales of the all-new Range Rover Evoque and Jaguar I-PACE and, to a lesser extent, F-TYPE and Range Rover offset by lower sales of other models.

Retail volumes in the United Kingdom were 55,241 units in the six months ended 30 September 2019, compared to 56,065 units in the same period in 2018, a decrease of 1.5%, in line with the decrease in industry volumes which were down 2.6% year-on-year.

Retail volumes in China were 50,547 units in the six months ended 30 September 2019, compared to 55,545 units in the same period in 2018, a decrease of 8.8%, primarily as a result of the general slowdown in economic growth in China with ongoing trade tensions with the United States also weighing on the market. As a result industry sales volumes were down 10.3% year-on-year.

Retail volumes in Overseas markets were 37,171 units in the six months ended 30 September 2019, compared to 46,110 units in the same period in 2018, a decrease of 19.4%, primarily as a result of challenging market conditions in South Korea and to a lesser extent Russia, the Middle East, Australia and Brazil.

Overall, retail sales for the one month ended 30 October 2019 as compared to the one month ended 30 October 2018 followed a similar trend to the six months ended 30 September 2019 as compared to the six months ended 30 September 2018. For the one month ended 30 October 2019 as compared to the one month ended 30 October 2018, total retail sales were down 5.5%. The Europe, North America, United Kingdom and Overseas markets were down 7.9%, 0.3%, 18.7% and 10.8%, respectively, while retail sales in China increased by 16.2%.

Expected Industry Trends

Based on industry data, our management expect healthy growth in China and Overseas markets in the next six years and more modest growth is forecast for North America, Europe and the United Kingdom over the same period.

Recent Macroeconomic Trends

Brexit has led to uncertainty with respect to the trading arrangements between the United Kingdom, the EU and other countries. While Article 50 of the Lisbon Treaty was invoked by the United Kingdom on 29 March 2017, substantial uncertainty remains regarding the outcome of the negotiations, as well as the scope and duration of a transitionary period, if any, following the expiration of the Article 50 period on 29 March 2019. Following the failure by the UK Parliament to ratify a withdrawal agreement and political declaration on the future relationship between the European Union and the United Kingdom, the European Council granted an extension of the Brexit deadline until 31 January 2020. As of the date hereof, no withdrawal agreement has been ratified, and any such agreement may never be agreed or implemented. At this stage, the nature of the future relationship between the United Kingdom and the remaining EU countries following the United Kingdom’s exit has yet to be agreed and negotiations with the EU on the terms of the exit have demonstrated the difficulties that exist in reaching such an agreement. Depending on the terms of the withdrawal of the United Kingdom from the European Union, the new or modified trading agreements could affect export volumes and result in a decline in trade.

Furthermore, we are exposed to currency movements versus the British pound, our reporting currency, which has seen volatility in recent months. Revenue exposures are primarily sensitive to movements in the US dollar, Chinese yuan and emerging market currencies (notably the Russian rouble and Brazilian real) while our cost exposures are particularly sensitive to movements in the euro, since we source a significant proportion of our components from the Eurozone. The majority of currencies were stronger against the British pound over the six months ended 30 September 2019, compared to the six months ended 30 September 2018, with the British pound depreciating to two year lows against the US dollar. The relative weakness of the British pound over the six months ended 30 September 2019, compared to the six months ended 30 September 2018, resulted in more favourable foreign currency effects on our business as gains from our underlying net income currency exposures denominated in currencies such as US Dollar and Chinese yuan offset the negative impact on our Euro denominated net cost exposure. However, we have a well-established hedging programme in place that partially counteracts the volatility in the underlying currency exposure to the movements in the US dollar, euro, Chinese yuan and other currencies. Movements in our foreign exchange hedging derivatives are generally offset by favourable movements in the underlying foreign currency exposures as we generally hedge only a portion (and not all) of the underlying exposure.

We are also exposed to changes in commodity prices, notably aluminium, copper, platinum and palladium. Overall, commodity prices were marginally more favourable in the six months ended 30 September 2019 compared to the same period in 2018.

We have hedging policies in place in order to mitigate the impact of exchange rate and commodity price volatility on our results. These hedging policies permit the use of financial derivatives such as forward contracts and options to manage risks relating to exchange rates, as well as swaps and fixed-price supply contracts to manage risks relating to commodity price volatility.

Significant Factors Influencing Our Results of Operations

Our results of operations are dependent on a number of factors, which include mainly the following:

•

General economic conditions. We, like the rest of the automotive industry, are substantially affected by general economic conditions. In particular, we may be exposed to risks associated with Brexit. We have a dedicated Brexit scenario planning team to help us address likely impacts and respond accordingly. We anticipate that the impact of Brexit will revolve around, among other things, (i) the extent to which the British pound remains weaker, (ii) any incremental tariffs that might result following exit from the EU, and (iii) any impact on economic growth and consumer confidence in the United Kingdom and/or the EU.

•

Foreign currency rates. Changes in foreign currency exchange rates may positively or negatively affect our results of operations through both transaction risk and translation risk. Transaction risk is the risk that the currency structure of our costs and liabilities will deviate from the currency structure of sales proceeds and assets. Translation risk is the risk that our financial results for a particular period will be affected by changes in the prevailing exchange rates at the end of the period, which may have a substantial impact on comparisons with prior periods.

•

Seasonality. Our results of operations are also dependent on seasonal factors in the automotive market such as change in cash and cash equivalents due principally to seasonal effects on the working capital cycle.

•

Our competitive position in the market. Competition in the premium and SUV segments in which we operate has an effect on volumes and price realisation, which may have an impact on the profitability of our business. For a discussion regarding our competitive position in our markets, please see “Industry Dynamics”.

•

Technological developments in the automotive industry. The automotive industry is undergoing rapid technological change, particularly in the premium segment in which we operate. Such changes can affect both our volumes, for example if our competitors have, or are perceived to have, more advanced vehicles, and the required total product and other investment spending on R&D, in particular with respect to autonomous, connected and electrification technologies, as well as mobility solutions. Please see “Product Design, Technology and Research and Development”.

•

Credit, liquidity and interest rates and availability of credit for vehicle purchases. Our volumes are significantly dependent on the availability of vehicle financing arrangements by external providers of lease and consumer financing options and the costs thereof. We do not offer vehicle financing on our own account. Any reduction in the supply of available consumer finance, as occurred during the global financial crisis, would make it more difficult for some of our customers to purchase our vehicles. For further discussion of our independent financing arrangements through our finance partners, please see “Financing Arrangements and Financial Services Provided”.

•

Environmental regulation. There has been a greater emphasis on the emission and safety norms for the automobile industry by governments in the various countries in which we operate. Compliance with these norms has had, and will continue to have, a significant impact on the costs and product life cycles in the automotive industry. For further details with respect to these regulations, please see “Significant Environmental, Health, Safety and Emissions Issues”.

•

Amortisation of development/engineering costs capitalised. We have and continue to capitalise our product development and engineering costs incurred on new vehicle platforms, engines, transmissions and new products. These capitalised costs reduce overall profits over time through amortisation, which has increased and which we expect will further increase over the next few years. Therefore, until fully amortised, capitalised costs have a continuing impact on our results of operations.

•

Political and regional factors. Similarly to the rest of the automotive industry, we are affected by political and regional factors. We may be adversely impacted by political instability, wars, terrorism, multinational conflicts, natural disasters, fuel shortages/prices, epidemics, labour strikes and other risks in the markets in which we operate.

Factors Affecting Comparability

With effect from 1 April 2019, we implemented IFRS 16 in our consolidated financial statements. With effect from 1 April 2018, we implemented IFRS 9 and IFRS 15 in our consolidated financial statements. With respect to IFRS 16 and 15, we have applied the modified retrospective approach. For IFRS 9, as required under the transition rules, comparative periods have been restated only for the retrospective application of the cost of hedging approach for the time value of the foreign exchange options and also voluntary application for foreign currency basis included in the foreign exchange forwards and cross-currency interest rate swaps as a cost of hedging. Our consolidated income statement, the consolidated income/(expense) and the consolidated balance sheet included in the 2018 consolidated financial statements are presented as restated, giving effect to the retrospective application of IFRS 9.The 2017 consolidated financial statements are not comparable with the other financial statements presented herein due to the subsequent application of IFRS 16, 15 and 9. For more information about our application of IFRS 16, IFRS 15 and IFRS 9 see Note 2 to the 2019 consolidated financial statements.

Results of Operations

The tables and discussions set out below provide an analysis of selected items from our consolidated statements of income for each of the periods described below.

Six months ended 30 September 2019 compared to six months ended 30 September 2018

The following table sets out the items from our consolidated statements of income for the periods indicated and the percentage change from period to period. We adopted IFRS 16 on 1 April 2019 and did not retroactively adjust or restate the financial information for the six months ended 30 September 2018. As a result, our results of operations noted below may not be directly comparable.

	Six months ended 30 September
	2018	2019*	Percentage change
	(£ in millions)		(% change)
Revenue	10,857	11,160	2.8%
Material and other cost of sales	(6,925)	(7,001)	1.1%
Employee costs**	(1,437)	(1,287)	(10.4)%
Other expenses	(2,628)	(2,661)	1.3%
Exceptional Items	—	(22)	n/a
Development/Engineering costs capitalised	844	692	(18.0)%
Other income	100	41	(59.0)%
Depreciation and amortisation	(1,101)	(967)	(12.2)%
Foreign exchange loss and fair value adjustments	(71)	(51)	(28.2)%
Finance income	15	25	66.7%
Finance expense (net)	(41)	(99)	>99.0%
Share of profit/(loss) from equity accounted investments	33	(69)	>(99.0)%

Loss before tax	(354)	(239)	(32.5)%

Income tax credit/(expense)	43	(63)	>(99.0)%
Loss for the period	(311)	(302)	(2.9)%

*	As reported, this reflects the adoption of IFRS 16 from 1 April 2019. See “Discussion and Analysis of Results of Operations–Factors Affecting Comparability”.
**	“Employee costs” exclude the exceptional items explained below.

Revenue

Revenue increased by £303 million to £11,160 million in the six months ended 30 September 2019 from £10,857 million in the six months ended 30 September 2018, an increase of 2.8%, primarily reflecting a favourable model mix and favourable foreign exchange rate movement reflecting the weaker British pound in the last six months (31 March 2019 through 30 September 2019) compared to the same period in 2018. Please see “Product Sales Performance”.

Material and other cost of sales

Our material and other cost of sales increased to £7,001 million in the six months ended 30 September 2019, up slightly (by 1.1%) from £6,925 million in the six months ended 30 September 2018.

As a percentage of revenue, material and other costs of sales accounted for 62.7% of our revenue in the six months ended 30 September 2019, which is slightly down from 63.8% for the six months ended 30 September 2018, predominantly attributable to favourable model mix.

Change in inventories of finished goods and work in progress: In the six months ended 30 September 2019, our inventory of finished goods and work in progress increased by £114 million to £3,600 million. This increase in inventories at 30 September 2019 compared to 31 March 2019 was principally related to cost saving strategy implemented under Project Charge.

Purchase of products for sale: In the six months ended 30 September 2019, we spent £542 million on parts and accessories supplied by third parties and used in our finished vehicles and parts, compared to £609 million in the six months ended 30 September 2018, representing a decrease of 11.0%, driven by the decrease in the production volumes.

Raw materials and consumables: We consume a number of raw materials in the manufacture of vehicles, including steel, aluminium, copper, precious metals and resins. The cost of raw materials and consumables in the six months ended 30 September 2019 was £6,625 million compared to £7,003 million in the six months ended 30 September 2018, a slight decrease of £378 million. Raw materials and consumables as a percentage of revenue was 59.4% for the six months ended 30 September 2019 compared to 64.5% for and the six months ended 30 September 2018.

Employee cost

Our employee cost, excluding restructuring costs, decreased by 10.4% to £1,287 million in the six months ended 30 September 2019 from £1,437 million in the six months ended 30 September 2018. The decrease was primarily attributable to the cost saving strategy implemented under Project Charge. As at 30 September 2019, we had approximately 39,068 worldwide employees, including agency personnel compared to approximately 43,515 as at 30 September 2018, a decrease of 11.4%.

Other expenses

Other expenses increased to £2,661 million in the six months ended 30 September 2019 from £2,628 million in the same period in 2018 primarily due to higher warranty costs, which were offset by lower fixed marketing expenses, lower freight costs and lower expenditure in relation to stores, spare parts and tools consumed.

Exceptional items

The exceptional items recognised in the six month period ended 30 September 2019 comprises additional restructuring costs of £22 million relating to the Group voluntary redundancy programme that was announced and commenced during Fiscal 2019.

Development/Engineering costs capitalised

We capitalise development and engineering costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognised in our income statement and the share of capitalised development and engineering costs and amortisation of capitalised development and engineering costs in the six months ended 30 September 2018 and 2019:

	Six months ended 30 September
	2018	2019
	(£ in millions)
Total R&D costs	1,056	889
Of which expenditure capitalised	844	692
Capitalisation ratio in %	79.9%	77.8%
Amortisation of expenditure capitalised	522	405
R&D costs charged in income statement	212	197
As % of revenue	2.0%	1.8%

The capitalisation ratio of development and engineering costs depends on the production cycle that individual models pass through in different periods.

Capitalised R&D expenditure decreased to £692 million in the six months ended 30 September 2019 from £844 million in the six months ended 30 September 2018, due to the cash improvement initiatives implemented under Project Charge.

Other income (net)

Our other income decreased to £41 million in the six months ended 30 September 2019, compared to £100 million in the six months ended 30 September 2018. The decrease is primarily attributable to adverse commodity price changes.

Depreciation and amortisation

Our depreciation and amortisation decreased to £967 million in the six months ended 30 September 2019, compared to £1,101 million in the six months ended 30 September 2018. The decrease is primarily the result of the exceptional impairment charge of £3,105 recognised in the three months ended 31 December 2018 due to which less depreciation and amortisation are available to expense through the income statement compared to the same period of 2018. No impairment review was considered necessary for the comparative period ended 31 December 2017.

Foreign exchange loss and fair value adjustments

We recorded a foreign exchange loss of £51 million in the six months ended 30 September 2019, compared to a loss of £71 million in the six months ended 30 September 2018, primarily attributable to the weakening of the British pound against other currencies to a lesser extent in the six months ended 30 September 2019, compared to the six months ended 30 September 2018. The foreign exchange impact on our results from operations in the six months ended 30 September 2019 compared to the six months ended 30 September 2018 reflects the following:

•

Favourable revaluation of foreign exchange derivatives, not included in Adjusted EBITDA and Adjusted EBIT, of £14 million, compared to unfavourable revaluation of £16 million in the six months ended 30 September 2018.

•

Unfavourable revaluation of foreign currency debt (including fair value adjustments), not included in Adjusted EBITDA and Adjusted EBIT, of £108 million, compared to unfavourable revaluation of £61 million in the six months ended 30 September 2018.

•

Favourable revaluation of current assets and current liabilities denominated in foreign currency, included in Adjusted EBITDA and Adjusted EBIT, of £28 million, compared to unfavourable revaluation of £14 million in the six months ended 30 September 2018.

•

Favourable movements on foreign currency derivatives, included in Adjusted EBITDA and Adjusted EBIT but not reclassified to revenue or material cost of sales, of £15 million, compared to favourable movements of £20 million in the six months ended 30 September 2018.

Finance income

Our finance income was £25 million for the six months ended 30 September 2019, compared to £15 million in 30 September 2018. The increase was primarily driven by higher cash and short term deposit balances and higher interest rates notably on US dollar deposits.

Finance expense (net)

Our finance expense (net) was £99 million in the six months ended 30 September 2019 up from £41 million in the six months ended 30 September 2018 as a result of increased levels of debt.

Share of profit/(loss) from equity accounted investments

Our share of losses from equity accounted investments of £69 million in the six months ended 30 September 2019 primarily relating to our China Joint Venture, compared to a £33 million profit during the six months ended 30 September 2018 primarily due to lower wholesales from our China Joint Venture. Please see “China Joint Venture”.

Income tax expense

We had an income tax expense of £63 million in the six months ended 30 September 2019, compared to an income tax credit of £43 million in the six months ended 30 September 2018 as a result of the larger losses before tax in the six months ended 30 September 2018. The effective tax rate for the six months ended 30 September 2019 was (26.4)%.

Loss for the period

Our consolidated loss for the period of the six months ended 30 September 2019 was £302 million, compared to a consolidated loss for the period of £311 million in the six months ended 30 September 2018 as a result of the factors identified above.

Fiscal 2019 compared to Fiscal 2018

The following table sets out the items from our consolidated statements of income for the periods indicated and the percentage change from period to period.

	Fiscal year ended 31 March
	2018*	2019	Percentage change
	(£ in millions)		(% change)
Revenue	25,786	24,214	(6.1)%
Material and other cost of sales**	(16,328)	(15,670)	(4.0)%
Employee costs**	(2,722)	(2,820)	3.6%
Other expenses**	(5,846)	(5,567)	(4.8)%
Exceptional Items***	438	(3,271)	>(99)%
Development/Engineering costs capitalised	1,610	1,576	(2.1)%
Other income	420	205	(51.2)%
Depreciation and amortisation	(2,075)	(2,164)	(4.3)%
Foreign exchange gain/(loss) and fair value adjustments	29	(59)	>(99)%
Finance income	33	35	6.1%
Finance expense (net)	(85)	(111)	30.6%
Share of profit from equity accounted investments	252	3	(98.8)%

Profit/(loss) before tax	1,512	(3,629)	>(99)%

Income tax (expense)/credit	(398)	308	>99%

Profit/(loss) for the year	1,114	****	>(99)%

*	As restated to reflect the retrospective adoption of IFRS 9 from 1 April 2018. See “Discussion and Analysis of Results of Operations–Factors Affecting Comparability”.
**	“Material and other cost of sales”, “Employee costs” and “Other expenses” exclude the exceptional items explained below.
***

For the year ended 31 March 2017, this related to charges booked and eventual recoveries related to the explosion at the Port of Tianjin. For the year ended 31 March 2018, this mainly relates to past service costs and credits deriving from amendments to the Group’s defined benefit pension plans. For the year ended 31 March 2019 this mainly related to impairment charge and restructuring costs. In the six months ended 30 September 2019 this mainly related to restructuring costs.

****	This includes an impairment of £3,105 million as at 31 March 2019. See “Discussion and Analysis of Results of Operations–Internal Controls”.

Revenue

Revenue decreased by £1,572 million to £24,214 million in Fiscal 2019 from £25,786 million in Fiscal 2018, a decrease of 6.1%. This decrease is primarily due to wholesales (excluding the China joint venture) decline by 6.9% to 507,895 units primarily as a result of lower sales in China. Also retail sales (including sales from the China joint venture) declined by 5.8% to 578,915 units, primarily due to lower sales in China, offset by sales growth in North America and the UK.

Material and other cost of sales

Our material and other cost of sales decreased to £15,670 million in Fiscal 2019 from £16,328 million in Fiscal 2018. This decrease is predominantly attributable to lower wholesale volumes. As a percentage of revenue, material and other cost of sales increased to 64.7% of our revenue in Fiscal 2019, as compared to 63.3% in Fiscal 2018 due to a higher cost base of vehicles sold driven by the model mix.

Change in inventories of finished goods and work in progress: In Fiscal 2019, our inventory of finished goods and work in progress linked to the introduction of new models was equal to £3,486 million. Inventories of finished goods include £484 million, relating to vehicles sold to rental car companies, fleet customers and others with guaranteed repurchase arrangements.

Purchase of products for sale: In Fiscal 2019, we spent £1,181 million on parts and accessories supplied by third parties and used in our finished vehicles and parts, compared to £1,237 million in Fiscal 2018, representing a decrease of 4.5%. This decrease was primarily attributable to the more challenging market environment resulting in lower production and wholesale volumes.

Raw materials and consumables: We consume a number of raw materials in the manufacture of vehicles, including steel, aluminium, copper, precious metals and resins. The cost of raw materials and consumables in Fiscal 2019 was £14,448 million, compared to £15,600 million in Fiscal 2018, representing a decrease of £1,152 million, or 7.4%. The decrease in the total cost of raw materials and consumables was primarily attributable to lower production and wholesale volumes. Raw materials and consumables as a percentage of revenue slightly decreased to 59.7% for Fiscal 2019, as compared to 60.5% for Fiscal 2018.

Employee cost

Our employee cost increased by 3.6% to £2,820 million in Fiscal 2019 from £2,722 million in Fiscal 2018. The increase was primarily attributable to an increase in our manufacturing and engineering headcount. Average employee headcount increased from 41,787 to 44,101, or 5.5%, from 31 March 2018 to 31 March 2019. In Fiscal 2019, the average number of employees on a non-agency basis and agency basis was 38,583 and 5,518, respectively, compared to 34,533 and 7,254 in Fiscal 2018.

Other expenses

Other expenses decreased to £5,567 million in Fiscal 2019 from £5,846 million in Fiscal 2018, primarily reflecting a reduction in expenses related to Project Charge such as decreased fixed marketing expenses.

Exceptional items

The exceptional items recognised in Fiscal 2019 comprise an impairment charge of £3,105 million following an impairment exercise undertaken in accordance with IAS36 and restructuring costs of £149 million relating to a Group restructuring and voluntary redundancy programme announced and carried out during Fiscal 2019. As at 31 December 2018, it was assessed that there were sufficient indications that property, plant and equipment and intangible assets may need to be impaired, due to significant changes in market conditions (especially in China), technology disruptions impacting our industry, the rising cost of debt and the failure to meet internal budgets over previous quarterly periods. The exceptional credit in Fiscal 2018 of £1 million was related to import duties recovered in relation to vehicles damaged in the Tianjin explosion.

Development/Engineering costs capitalised

We capitalise development and engineering costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognised in our income statement and the share of capitalised development and engineering costs and amortisation of capitalised development and engineering costs in Fiscal 2018 and Fiscal 2019:

	Fiscal year ended 31 March
	2018	2019
	(£ in millions)
Total R&D costs	2,016	1,997

Of which expenditure capitalised	1,610	1,576
Capitalisation ratio in %	79.9%	78.9%
Amortisation of expenditure capitalised	942	967
R&D costs charged in income statement	406	421
As % of revenues	1.6%	1.7%

The capitalisation ratio of development and engineering costs depends on the production cycle that individual models pass through in different periods.

Capitalised R&D expenditure decreased to £1,576 million in Fiscal 2019 from £1,610 million in Fiscal 2018, representing a decrease of 2.1%, reflecting initiatives undertaken to reduce total product and other investment spending under Project Charge.

Other income (net)

Our other income decreased to £205 million in Fiscal 2019, compared to £420 million in Fiscal 2018. The decrease is primarily attributable to adverse commodity price changes.

Depreciation and amortisation

Our depreciation and amortisation slightly increased to £2,164 million in Fiscal 2019 from £2,075 million in Fiscal 2018. For more information on our depreciation and amortisation charge, see Notes 17 and 18 to our 2019 consolidated financial statements included elsewhere herein.

Foreign exchange gain/(loss) and fair value adjustments

We recorded a foreign exchange loss of £59 million in Fiscal 2019, compared to a gain of £29 million in Fiscal 2018, as restated to reflect the retrospective adoption of IFRS 9 from 1 April 2018. Our foreign exchange loss in Fiscal 2019 was primarily attributable to the weakening of the British Pound against the US dollar and the euro to a greater extent in Fiscal 2019, compared to Fiscal 2018. The foreign exchange impact on our results from operations in Fiscal 2019 compared to Fiscal 2018 reflects the following:

•	Unfavourable revaluation of foreign exchange derivatives, not included in Adjusted EBITDA and Adjusted EBIT, of £49 million, compared to favourable revaluation of £85 million in Fiscal 2018.

•

Unfavourable revaluation of foreign currency debt (including fair value adjustments), not included in Adjusted EBITDA and Adjusted EBIT, of £45 million, compared to favourable revaluation of £69 million in Fiscal 2018.

•

Favourable revaluation of current assets and current liabilities denominated in foreign currency, included in Adjusted EBITDA and Adjusted EBIT, of £16 million, compared to unfavourable revaluation of £42 million in Fiscal 2018.

•

Favourable movements on foreign currency derivatives, included in Adjusted EBITDA and Adjusted EBIT but not reclassified to revenue or material cost of sales, of £19 million, compared to unfavourable movements of £83 million in Fiscal 2018.

Finance income

Our finance income slightly increased to £35 million in Fiscal 2019 compared to £33 million in Fiscal 2018.

Finance expense

Our finance expense (net) increased to £111 million in Fiscal 2019, as compared to £85 million in Fiscal 2018. This increase was primarily attributable to higher levels of debt partially offset by higher levels of capitalised interest.

Share of profit from equity accounted investments

Our share of gain from equity accounted investments of £3 million in Fiscal 2019 relates primarily to our China Joint Venture, and has decreased compared to a gain of £252 million during Fiscal 2018, primarily due to decreased wholesales of locally produced vehicles by our China Joint Venture (including the Jaguar XE and Jaguar XF). Please see “China Joint Venture”.

Income tax (expense)/credit

We had an income tax credit of £308 million in Fiscal 2019 resulting from the losses incurred in the year, as compared to an expense of £398 million in Fiscal 2018, as restated to reflect the retrospective adoption of IFRS 9 from 1 April 2018. The effective tax rate was 26.3% in Fiscal 2018.

Profit/(loss) for the period

Our consolidated loss for Fiscal 2019 was £3,321 million, as compared to £1,114 million profit in Fiscal 2018, as restated to reflect the retrospective adoption of IFRS 9 from 1 April 2018, primarily as a result of the impairment charge of £3,105 million recognised in the three months ended 31 December 2018.

Fiscal 2018 compared to Fiscal 2017

The following table sets out the items from our consolidated statements of income for the periods indicated and the percentage change from period to period.

	Fiscal year ended 31 March
	2017*	2018**	Percentage change
	(£ in millions)		(% change)
Revenue	24,339	25,786	5.9%
Material and other cost of sales excluding exceptional item	(15,071)	(16,328)	8.3%
Exceptional Item	151	1	>(99.0)%
Employee cost	(2,490)	(2,722)	9.3%
Pension past service credit	—	437	n/a
Other expenses	(5,376)	(5,846)	8.7%
Development/Engineering costs capitalised	1,426	1,610	12.9%
Other income	379	420	10.8%
Depreciation and amortisation	(1,656)	(2,075)	25.3%
Foreign exchange (loss)/gain and fair value adjustments	(216)	29	>(99.0)%
Finance income	33	33	—
Finance expense (net)	(68)	(85)	25%
Share of profit from equity accounted investments	159	252	58.5%

Profit before tax	1,610	1,512	(6.1)%

Income tax expense	(338)	(398)	17.8%
Profit for the year	1,272	1,114	(12.4)%

*

As reported, without reflecting the retrospective adoption of IFRS 9 from 1 April 2018. See “Discussion and Analysis of Results of Operations–Factors Affecting Comparability”. If IFRS 9 had been applied for Fiscal 2017, the foreign exchange loss and fair value adjustments would have increased by £37 million, the income tax expense would have decreased by £7 million, the profit before tax would have decreased by £37 million and the profit for the year would have decreased by £30 million. There is no impact from IFRS 15 for the year ended 31 March 2017 as we adopted IFRS 15 under the modified retrospective approach.

**	As restated to reflect the retrospective adoption of IFRS 9 from 1 April 2018. See “Discussion and Analysis of Results of Operations–Factors Affecting Comparability”.

Revenue

Revenue increased by £1,447 million to £25,786 million in Fiscal 2018 from £24,339 million in Fiscal 2017, an increase of 5.9%. This increase primarily reflects stronger wholesale volumes lead by the introduction of the Jaguar E-PACE, the Range Rover Velar and the Land Rover Discovery.

Material and other cost of sales

Our material and other cost of sales excluding exceptional items increased to £16,328 million in Fiscal 2018 from £15,071 million in Fiscal 2017. This increase is predominantly attributable to higher wholesale volumes and model mix. As a percentage of revenue, material and other cost of sales increased to 63.3% of our revenue in Fiscal 2018, as compared to 61.9% in Fiscal 2017 due to a higher cost base of vehicles sold.

Change in inventories of finished goods and work in progress: In Fiscal 2018, we added £327 million to our inventory of finished goods and work in progress linked to the introduction of new models. Inventories of finished goods include £436 million, relating to vehicles sold to rental car companies, fleet customers and others with guaranteed repurchase arrangements.

Purchase of products for sale: In Fiscal 2018, we spent £1,237 million on parts and accessories supplied by third parties and used in our finished vehicles and parts, compared to £1,144 million in Fiscal 2017, representing an increase of 8.1%. This increase was primarily attributable to an increase in parts sales to service the increasing number of vehicles previously sold.

Raw materials and consumables: We consume a number of raw materials in the manufacture of vehicles, including steel, aluminium, copper, precious metals and resins. The cost of raw materials and consumables in Fiscal 2018 was £15,600 million, compared to £14,621 million in Fiscal 2017, representing an increase of £979 million, or 6.7%. The increase in the total cost of raw materials and consumables was primarily attributable to higher production and wholesale volumes. Raw materials and consumables as a percentage of revenue slightly increased to 60.5% for Fiscal 2018, as compared to 60.1% for Fiscal 2017 due to slight increases in commodity prices.

Employee cost

Our employee cost increased by 9.3% to £2,722 million in Fiscal 2018 from £2,490 million in Fiscal 2017. The increase was primarily attributable to an increase in our manufacturing and engineering headcount as we develop future products and technologies. Average employee headcount increased from 39,693 to 41,787, or 5.3%, from 31 March 2017 to 31 March 2018. In Fiscal 2018, the average number of employees on a non-agency basis and agency basis was 34,533 and 7,254 respectively, compared to 33,050 and 6,643 in Fiscal 2017.

Other expenses

Other expenses increased to £5,846 million in Fiscal 2018 from £5,376 million in Fiscal 2017, primarily reflecting higher engineering expenses (including certain engineering charges in the three months ended 31 March 2018) and increased fixed marketing expenses.

Development/Engineering costs capitalised

We capitalise development and engineering costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognised in our income statement and the share of capitalised development and engineering costs and amortisation of capitalised development and engineering costs in Fiscal 2017 and Fiscal 2018:

	Fiscal year ended 31 March
	2017	2018
	(£ in millions)
Total R&D costs	1,794	2,016

Of which expenditure capitalised	1,426	1,610
Capitalisation ratio in %	79.5%	79.9%
Amortisation of expenditure capitalised	769	942
R&D costs charged in income statement	368	406
As % of revenue	1.5%	1.6%

The capitalisation ratio of development and engineering costs depends on the production cycle that individual models pass through in different periods.

Capitalised R&D expenditure increased to £1,610 million in Fiscal 2018 from £1,426 million in Fiscal 2017, representing an increase of 12.9%, reflecting higher product development costs, associated with the development of current and future products (including, amongst others, the Jaguar I-PACE and the Range Rover Velar) and new technologies (including, amongst others, electrification, automation and architecture technologies).

Other income (net)

Our other income increased to £420 million in Fiscal 2018, compared to £379 million in Fiscal 2017. The increase is primarily attributable to the change from cash accounting to accrual accounting for local market incentives in China.

Depreciation and amortisation

Our depreciation and amortisation increased to £2,075 million in Fiscal 2018 from £1,656 million in Fiscal 2017. The increase primarily reflects the depreciation and amortisation of capitalised product development and engineering costs related to the launch of new products such as the Land Rover Discovery, the Jaguar E-PACE, the Range Rover Velar and the refreshed Range Rover and Range Rover Sport. For more information on our depreciation and amortisation charge, see Notes 17 and 18 to our 2018 consolidated financial statements included elsewhere in herein.

Foreign exchange (loss)/gain and fair value adjustments

We recorded a foreign exchange gain of £29 million in Fiscal 2018, as restated to reflect the retrospective adoption of IFRS 9 from 1 April 2018, compared to a loss of £216 million in Fiscal 2017, as reported. Our foreign exchange gain in Fiscal 2018 was primarily attributable to the weakening of the US dollar and the Chinese Yuan, and the strengthening of the euro against the British pound in Fiscal 2018, compared to a strengthening of the US Dollar, Chinese Yuan and the euro against the British pound in Fiscal 2017.

Finance income

Our finance income was stable at £33 million in Fiscal 2018 and Fiscal 2017.

Finance expense (net)

Our finance expense (net of capitalised interest) increased to £85 million in Fiscal 2018, as restated to reflect the retrospective adoption of IFRS 9 from 1 April 2018, as compared to £68 million in Fiscal 2017. This increase was primarily attributable to the interest expense on the October 2017 Notes.

Share of profit from equity accounted investments

Our share of gain from equity accounted investments of £252 million in Fiscal 2018 relates primarily to our China Joint Venture, and has increased compared to a gain of £159 million during Fiscal 2017, primarily due to increased production and wholesales of locally produced vehicles by our China Joint Venture (including the Jaguar XE and Jaguar XF). Please see “China Joint Venture”.

Income tax expense

We had an income tax expense of £398 million in Fiscal 2018, as restated to reflect the retrospective adoption of IFRS 9 from 1 April 2018, as compared to £338 million in Fiscal 2017, as reported, reflecting a higher effective tax rate of 26.3% in Fiscal 2018, compared to 21.0% in Fiscal 2017, primarily reflecting the impact of the change in the US federal tax rate on deferred tax assets.

Profit for the period

Our consolidated profit for Fiscal 2018 was £1,114 million, as restated to reflect the retrospective adoption of IFRS 9 from 1 April 2018, as compared to £1,272 million in Fiscal 2017, as reported, as a result of the factors identified above.

Liquidity and Capital Resources

Net cash generated from operating activities was positive £664 million in the six months ended 30 September 2019 (up from negative £433 million in the corresponding period in 2018). For the six months ended 30 September 2019, free cash flow was negative £783 million (up from negative £2,298 million in the corresponding period in 2018), after a total value of £1,636 million of total product and other investment spending as well as £297 million of working capital outflows (including £297 million utilisation of the Invoice Discounting Facility as at 30 September 2019, which has improved receivables). The negative working capital movement in the six months ended 30 September 2019 occurred primarily as a result of a reduction in accounts payable and an increase in inventory. The negative £783 million free cash flow for the six months ended 30 September 2019 occurred primarily as a result of losses and continued total product and other investment spending. Negative free cash flow in the six months ended 30 September 2019 was £1,515 million more favourable than the six months ended 30 September 2018. Net cash used in operating activities in the six months ended 30 September 2018 was negative £433 million.

After the negative free cash flow of £783 million, finance expenses and fees paid net of finance income received of £89 million (up from £70 million in the six months ended 30 September 2018), we had total cash of £2,845 million (up from £2,610 million as at 30 September 2018), comprising £1,971 million of cash and cash equivalents and £874 million of financial deposits. As at 30 September 2019, we also had an undrawn committed revolving credit facility of £1,935 million. The total amount of cash and cash equivalents as at 30 September 2019 included £483 million held in subsidiaries of the Jaguar Land Rover outside the United Kingdom. The cash in some of these jurisdictions, e.g. South Africa and Brazil, is subject to certain restrictions on cash pooling, intercompany loan arrangements or interim dividends. However annual dividends are generally permitted and we do not believe that these restrictions have, or are expected to have, any impact on our ability to meet our cash obligations.

We believe that we have sufficient resources available to meet our planned capital requirements. However, our sources of funding could be adversely affected by an economic slowdown or other macroeconomic factors, which are beyond our control. A decrease in the demand for or profitability of our products and services could lead to an inability to obtain funds from external sources on acceptable terms or in a timely manner or at all.

Our borrowings

The following table shows details of our committed and uncommitted financing arrangements, as well as the amounts outstanding and undrawn, as at 30 September 2019.

Facility	Committed Amount		Maturity	Amount outstanding as at 30 September 2019		Amount undrawn as at 30 September 2019
	(£ in millions)			(£ in millions)		(£ in millions)
Committed
$500 million 5.625% Senior Notes due 2023	n/a		1 February 2023	407	*	—
£400 million 5.000% Senior Notes due 2022	n/a		15 February 2022	400		—
$500 million 4.250% Senior Notes due 2019	n/a		15 November 2019	407	*	—
£400 million 3.875% Senior Notes due 2023	n/a		1 March 2023	400		—
$500 million 3.500% Senior Notes due 2020	n/a		15 March 2020	407	*	—
€650 million 2.200% Senior Notes due 2024	n/a		15 January 2024	577	**	—
£300 million 2.750% Senior Notes due 2021	n/a		24 January 2021	300		—
$500 million 4.500% Senior Notes due 2027	n/a		1 October 2027	407	*	—
€500 million 4.500% Senior Notes due 2026	n/a		15 January 2016	444	**	—
$200 billion Term Loan Facility	162	*	October 2022	162	*
$800 billion Term Loan Facility	650	*	January 2025	650	*
Revolving Credit Facility	1,935		27 July 2022	—		1,935
Lease obligations	574		n/a	574		—

Subtotal	3,321			5,135		1,935

Capitalised debt issuance costs	—			(30)
Fair value adjustments***	—			40		—

Total	3,321			5,145		1,935

*	Using an exchange rate on 30 September 2019 of $1.2299 = £1.00.
**	Using an exchange rate on 30 September 2019 of €1.1248 = £1.00.
***	Fair value adjustments relate to hedging arrangements for the $500 million 4.500% Senior Notes due 2027 and €500 million 4.500% Senior Notes due 2026.

In addition, we have a $700 million invoice discounting committed facility that is not reflected in the table above as it is a non-recourse receivable financing which is not treated as indebtedness. As at 30 September 2019, Jaguar Land Rover Limited (a subsidiary of the Jaguar Land Rover) had sold £297 million equivalent of receivables under the Invoice Discounting Facility.

In October 2019, the Jaguar Land Rover completed and drew down in full the £625 million under the UKEF & Commercial Loan Facilities and the Jaguar Land Rover signed a new £100 million UK Fleet Financing Facility, which was fully drawn as of 4 November 2019.

On 15 November 2019, Jaguar Land Rover redeemed its $500 million 4.2450% Senior Notes due 2019 in full and satisfied and discharged the related indenture.

Liquidity and cash flows

Our principal sources of cash are cash generated from operations (primarily wholesale volumes of finished vehicles and parts) and external financings, the Existing Notes, term financings (including the Term Loan Facility and the UKEF & Commercial Loan Facilities, which are fully drawn) and revolving credit financings (including the Revolving Credit Facility and the fully drawn UK Fleet Financing Facility), as well as the Invoice Discounting Facility, which is a non-recourse receivables financing facility. We use our cash to purchase raw materials and consumables, for maintenance of our plants, equipment and facilities, for capital expenditure on product development, to service or refinance our debt, to meet general operating expenses and for other purposes in the ordinary course of business.

Jaguar Land Rover Limited is the main group entity used for financing and borrowing purposes. We have a policy of aggregating and pooling cash balances within that entity on a daily basis. Certain of our subsidiaries and equity method affiliates have contractual and other limitations in respect of their ability to transfer funds to us in the form of cash dividends, loans or advances. We believe that these restrictions have not had, and are not expected to have, any material impact on our ability to meet our cash obligations.

Cash flow data

The Fiscal 2017, Fiscal 2018 and Fiscal 2019 tables below have been extracted from the 2019 consolidated financial statements included elsewhere herein.

The following table sets out the items from our consolidated statements of cash flow for the fiscal years ended 31 March 2017, 2018 and 2019 and for the six months ended 30 September 2019 compared to the six months ended 30 September 2018.

	Fiscal year ended 31 March			Six months ended 30 September
	2017	2018	2019	2018	2019
	(£ in millions)			(£ in millions)
Net cash generated from/(used in) operating activities	3,160	2,958	2,253	(433)	664

Net cash generated from/(used in) investing activities	(4,317)	(3,222)	(2,278)	(525)	(1,236)

Net cash generated from/(used in) financing activities	541	53	173	163	(262)

Effect of foreign exchange on cash and cash equivalents	95	(41)	(27)	2	58
Net change in cash and cash equivalents	(616)	(211)	148	(795)	(834)
Cash and cash equivalents at beginning of period	3,399	2,878	2,626	2,626	2,747

Cash and cash equivalents at end of period	2,878	2,626	2,747	1,833	1,971

Six months ended 30 September 2019 compared to six months ended 30 September 2018

Net cash generated from operating activities was positive £664 million in the six months ended 30 September 2019 (up from negative £433 million in the corresponding period in 2018). For the six months ended 30 September 2019 our free cash flow was negative £783 million (up from negative £2,298 in the corresponding period in 2018), after a total value of £1,636 million of total product and other total product and other investment spending as well as £297 million of working capital outflows (including £297 million utilisation of the Invoice Discounting Facility as at 30 September 2019 which has improved receivables). The negative working capital movement in the six months ended 30 September 2019 occurred primarily as a result of a reduction in accounts payable and an increase in inventory. The negative £783 million free cash flow for the six months ended 30 September 2019 occurred primarily as a result of the losses and the continued total product and other investment spending. Negative free cash flow in the six months ended 30 September 2019 is £1,515 million more favourable than the six month period to September 2018.

Net cash used in investing activities was £1,236 million in the six months ended 30 September 2019 (up from £525 million in the six months ended 30 September 2018), primarily reflecting the movement in short term deposits and other investments. Total product and other investment spending was £1,636 million in the six months ended 30 September 2019, down from £2,061 million in the six months ended 30 September 2018, primarily as a result of initiatives to reduce investment through Project Charge. Of the £1,636 million in total product and other investment spending, the purchase of property, plant and equipment was £648 million in the six months ended 30 September 2019, down from £891 million in the six months ended 30 September 2018. The decrease in total product and other investment spending related to purchase of property, plant and equipment is primarily due to initiatives to reduce investment through Project Charge. The remainder of the £1,636 million of total product and other investment spending was cash paid for intangible assets totalling £786 million, £197 million of expensed R&D and £5 million of other investments in the six months ended 30 September 2019, down from £955 million, £212 million and £3 million respectively in the six months ended 30 September 2018. Our total product and other investment spending primarily relates to the introduction of new products, and the development of new technologies (including, amongst others, electrification, automation and architecture technologies) that enhance our product offerings.

Net cash used in financing activities in the six months ended 30 September 2019 was negative £262 million compared to £163 million net cash generated from financing activities the six months ended 30 September 2018 primarily as a result of more debt being raised in the six months ended 30 September 2018 compared to the same six month period this year. Finance expenses and fees paid net of finance income received were £89 million in the six months ended 30 September 2019 compared to £70 million the six months ended 30 September 2018.

Fiscal 2019 compared to Fiscal 2018

Net cash used in operating activities was £2,253 million in Fiscal 2019 compared to £2,958 million in Fiscal 2018. Free cash flow was negative £1,267 million in Fiscal 2019 (negative £1,045 million in Fiscal 2018), after £3,810 million of total product and other investment spending, £405 million of working capital inflows and £227 million paid in taxes. Finance expenses and fees paid net of finance income received were negative £176 million in Fiscal 2019 as compared to negative £125 million in Fiscal 2018. In Fiscal 2019, positive working capital movements of £405 million (positive £81 million in Fiscal 2018) were primarily driven by a £152 million improvement in inventory, reflecting the results deriving from the implementation of Project Charge, including production scheduling, and a £249 million improvement in trade receivables, partially offset by a £419 million deterioration in payables. Other favourable movements of £423 million in working capital include £170 million in provisions (primarily warranty) and £253 million movement in other assets and liabilities, including £96 million R&D credits. In Fiscal 2019, we had £613 million net increase in debt primarily reflecting the issuance of the September 2018 Notes, the repayment of the $700 million notes due 2018 and the full utilisation of the $1 billion Term Loan Facility. In addition, there was a £54 million reduction in drawings under an uncommitted invoice discounting facility, which was closed ahead of its expiry in April and replaced with the Invoice Discounting Facility (undrawn as at 31 March 2019).

Net cash used in investing activities was £2,278 million in Fiscal 2019, compared to £3,222 million in Fiscal 2018. In Fiscal 2019, the movement in short-term deposits was £1,074 million compared to a £523 million in Fiscal 2018. In Fiscal 2019, total product and other investment spending was £3,810 million including expensed R&D of £421 million. The purchase of property, plant and equipment accounted for £1,590 million of total product and other investment spending in Fiscal 2019, compared to £2,135 million in Fiscal 2018. The decrease in total product and other investment spending related to purchase of property, plant and equipment was primarily due to the completion of most of our manufacturing facility in Slovakia and other manufacturing facilities in Fiscal 2018. The remainder of the £3,810 million total product and other investment spending mentioned above consisted of cash paid for intangible assets, which accounted for £1,785 million in Fiscal 2019, compared to £1,614 million in Fiscal 2018. Our total product and other investment spending primarily relates to the introduction of new products, and the development of new technologies that enhance our product offerings.

Net cash generated from financing activities in Fiscal 2019 was £173 million compared to net cash generated from financing activities of £53 million in Fiscal 2018. Net cash generated from financing activities in Fiscal 2019 reflected £1,214 million of new debt, including the €500 million senior notes issued in September 2018 and our Term Loan Facility drawn in October 2018, partially offset by the repayment of $700 million in aggregate principal amount of senior notes in December 2018 and a £54 million reduction in drawings under an uncommitted invoice discounting facility as it was wound down ahead of its expiry in April and replaced with the Invoice Discounting Facility, undrawn at 31 March 2019 (compared to a net movement in debt of £373 million in Fiscal 2018 primarily the $500 million senior notes issued in October 2017). Net finance expenses and fees paid net of finance income received were £176 million in Fiscal 2019, higher than the £125 million in Fiscal 2018.

Fiscal 2018 compared to Fiscal 2017

Net cash generated from operating activities was £2,958 million in Fiscal 2018 compared to £3,160 million in Fiscal 2017. Free cash flow was negative £1,045 million in Fiscal 2018 (positive £141 million in Fiscal 2017), after £4,186 million of total product and other investment spending, £81 million of working capital inflows and £312 million paid in taxes. Finance expenses and fees paid net of finance income received were negative £125 million in Fiscal 2018 as compared to negative £117 million in Fiscal 2017. In Fiscal 2018, positive working capital movements of £81 million (positive £480 million in Fiscal 2017) were primarily driven by a £600 million increase in trade payables, partially offset by a £296 million increase in inventory related to the launch of new products as well as a £317 million unfavourable movement in trade receivables. In Fiscal 2018, we had £370 million increase in debt primarily reflecting the issuance of the October 2017 Notes.

Net cash used in investing activities was £3,222 million in Fiscal 2018 (of which £3,749 million related to total product and other investment spending), compared to £4,317 million in Fiscal 2017. In Fiscal 2018, £523 million of cash was generated from short-term deposits compared to a £1,300 million investment in Fiscal 2017. In Fiscal 2018, total product and other investment spending was £3,780 million excluding expensed R&D of £406 million. The purchase of property, plant and equipment (net of disposals) accounted for £2,135 million of total product and other investment spending in Fiscal 2018, compared to £1,584 million in Fiscal 2017. The increase in total product and other investment spending related to purchase of property, plant and equipment was primarily due to the expansion of ongoing total product and other investment spending at our manufacturing facility in Slovakia and to new product launches such as the Jaguar I-PACE and the plug-in hybrid derivatives of the refreshed Range Rover and Range Rover Sport. The remainder of the £3,780 million total product and other investment spending mentioned above consisted of cash paid for intangible assets, which accounted for £1,614 million in Fiscal 2018, compared to £1,473 million in Fiscal 2017 as well as £31 million relating to purchases of investments and acquisition of subsidiary. Our total product and other investment spending primarily relates to capacity expansion of our production facilities, the introduction of new products, and the development of new technologies that enhance our product offerings.

Net cash generated from financing activities in Fiscal 2018 was £53 million compared to net cash generated from financing activities of £541 million in Fiscal 2017. Net cash generated from financing activities in Fiscal 2018 reflected £373 million of new bonds issued in October 2017 (compared to £857 million of new bonds issued in January 2017) and higher utilisation of a short term financing facility (£3 million) in Fiscal 2018 compared to lower utilisation (£45 million) of a short term financing facility in Fiscal 2017. Finance expenses and fees paid net of finance income received were £125 million in Fiscal 2018, slightly higher than the £117 million in Fiscal 2017.

Sources of financing and capital structure

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks and short-and medium-term borrowings from lending institutions and banks. The maturities of these short-and medium-term borrowings are generally matched to particular cash flow requirements. Our main long-term borrowings are the Existing Notes. In addition to the Existing Notes, we also maintain the:

•	£1,935 million unsecured syndicated Revolving Credit Facility;

•	$ 1.0 billion Term Loan Facility;

•	£625 million UKEF & Commercial Loan Facilities;

•	£100 million UK Fleet Financing Facility; and

•	Invoice Discounting Facility (non-recourse receivables financing which is not treated as debt and is off-balance sheet).

We endeavour to continuously optimise our capital structure, including through opportunistic capital raisings and other liability management transactions from time to time.

Total Product and other investment spending

Purchases of property, plant and equipment in the six months ended 30 September 2019 was £648 million, compared to £891 million in the six months ended 30 September 2018. Total product and other investment spending was £1,636 million in the six months ended 30 September 2019 of which £1,439 million was capitalised and £197 million was expensed, compared to total product and other investment spending of £2,061 million in the six months ended 30 September 2018, of which £1,849 million was capitalised and £212 million was expensed. As of the date hereof, we target annual total product and other investment spending of around £3.8 billion in Fiscal 2020 and up to £4 billion in each of Fiscal 2021, 2022 and 2023 with a moderation in our annual total product and other investment spending after Fiscal 2023 with long-term capital spending target of approximately 11% to 13% of revenue. Our capital spending programme is primarily focused on R&D activities. In particular, we spend a significant amount on product development and technology development including, but not limited to, CO2 emissions technology, autonomous, connected and electrification technologies and innovative mobility solutions aiming to overcome and address future travel and transport challenges. Additionally, some of our capital spending is allocated to new product launches and expanding our manufacturing capacity to meet customer demand in the premium automotive and SUV segments and comply with regulatory requirements. Please see “Results of Operations—Development/Engineering costs capitalised”.

Acquisitions and Disposals

On 2 June 2008, Tata Motors acquired the Jaguar and Land Rover businesses from Ford. The consideration was £1,279 million, not including £150 million of cash acquired in the business. We have made no material acquisitions or disposals since 2 June 2008. We have made small investments through our InMotion Ventures business unit and other investments in mobility such as our $25 million investment in Lyft.

Off-Balance Sheet Arrangements, Contingencies and Commitments

Off-balance sheet arrangements

As at 30 September 2019, Jaguar Land Rover Limited (a subsidiary of Jaguar Land Rover) had sold £297 million equivalent of receivables under the Invoice Discounting Facility. In particular, Jaguar Land Rover Limited, as seller, is a party to a syndicated insured invoice discounting facility agreement originally dated 26 March 2019 with a bank as agent and buyer (with capacity for further banks to accede as additional buyers) (the agent and the buyer together the “finance parties”). Jaguar Land Rover Holdings Limited is party to the facility agreement as guarantor (together with Jaguar Land Rover Limited, the “obligors”).

The facility is committed and may be increased at the request of the seller via the introduction of new banks as buyers (subject, where any incoming bank is not one of a list of existing banks, to approval (at their discretion) of all the buyers) up to a maximum facility amount of US$1,000 million. Eligible receivables may be generated from sales of ‘Land Rover’ and ‘Range Rover’ finished vehicles. The availability of the facility ends approximately two years after the date of the facility agreement and no further receivables may be presented by the seller to the buyers after that date. The facility is revolving, and as a sold receivable matures and is paid, an equivalent sum becomes available for re-utilisation by the seller under the facility.

A brief description of the main terms of the Invoice Discounting Facility is included below.

Rates, interest and fees

Discount rate: The discount rate is the per annum interest rate equal to the relevant currency’s LIBOR (with a zero floor) plus 1.15%.

Default interest: If any sum due by the seller is not paid on its due date, default interest is payable at the per annum interest rate of the facility rate (based on a margin of 1.15%) plus 1%.

Fees: The following fees are payable to one or more of the finance parties under the facility: an annual agency fee to the agent; a fee payable upon exercise of the accordion option; and an unused fee which is the product of (a) the product of 0.5% and the number of calendar days in the two prior collection periods divided by 360, and (b) the difference between the total available commitment for participations under the facility and the average aggregate amount of the receivables purchased under the facility for the prior two relevant purchase periods. Any arrangement and other fees already paid are not covered in this summary.

Recourse

On payment by the buyers of the purchase price for a receivable (the purchase price being the net present value of the receivable less the relevant discount rate), all rights relating to that receivable (including the benefit of any credit insurance) is assigned by way of sale to the agent by the seller. Notices of assignment are given to the debtors.

If it transpires that (a) any of the particular conditions precedent specified in the facility agreement to the sale of a receivable were not satisfied, (b) any of the eligibility criteria set out in the facility agreement in relation to a receivable sold under the facility agreement were not met at the time of the relevant sale, or (c) there was a breach of representation, warranty or covenant in relation to a sold receivable, (an “affected receivable”), the agent can, if the seller is not able to remedy the breach giving rise to the repurchase event, compel the seller to repurchase the affected receivable within five business days. The repurchase price is the face value of the affected receivable together with the reasonable costs and expenses of the agent in connection with such repurchase. The seller has the uncommitted right to request to buy back any receivable which is the subject of a commercial dispute (as defined).

Representations

Each obligor makes various representations on the date of the facility agreement and at various regular points thereafter, such as: status; binding obligations; non conflict with other obligations; power and authority; validity and admissibility of evidence; governing law and enforcement; deduction of tax; no filing or stamp taxes; no default; no misleading information; financial statements; pari passu ranking; no proceedings pending or threatened; sanctions, anti-corruption, bribery. There are various representations made by the seller in relation to each purchased receivable at the time it is presented for purchase by the seller: that the seller holds legal and beneficial title and the receivable is presented free from any restrictions on assignability, transfer or set off rights; it is free from any security interests at the time of sale; information given in relation to that purchased receivable is accurate in all material respects; that it is eligible for sale in accordance with the terms of the facility agreement; all corporate actions necessary in order to present the receivable have been taken; and that the presented receivables have not previously been assigned to any other person. Where appropriate, the terms of the representations align with the corresponding terms in the Jaguar Land Rover’s revolving credit facility.

Covenants

There are various positive and negative covenants with which the seller must comply, including: provision of annual audited Group accounts; the seller’s annual audited accounts and the Group’s unaudited quarterly accounts; provision of documents sent to creditors generally, details of material litigation, and such financial and business information as the finance parties may request; notification of default. There are various positive and negative covenants with which the obligors must comply, including: compliance with authorisations; compliance with laws; restriction on mergers; change of the business; maintaining insurances. There are various positive and negative covenants with which the obligors must comply (and ensure that their subsidiaries must comply), including: compliance with laws on sanctions, anti-corruption, bribery and money laundering. There are various positive and negative covenants with which the seller must comply in relation to the receivables, including: a wide indemnity for losses suffered by the buyer in certain circumstances (such as misrepresentation, non payment by the seller; noncompliance with insurance; non payment of taxes or an event of default occurs); not to amend standard payment terms; provision of certain additional information in relation to purchased receivables; refraining from taking action that would prejudice any finance party’s rights under or in respect of purchased receivables; take reasonable steps to ensure the validity of any purchased receivable and any assignment thereof under the facility agreement; not to encumber purchased receivables; pay stamp and other documentation taxes arising under the facility agreement; provide reasonable assistance to the agent in conducting due diligence on debtors; maintain adequate records systems; in relation to particular categories of receivables, not to enter those receivables into securitisation, factoring or invoice discounting arrangements. Where appropriate, the terms of the covenants align with the corresponding terms in the Jaguar Land Rover’s revolving credit facility.

Events of default

The facility agreement sets out various events of default the occurrence of which allows the banks to cancel the facility commitment. Such events of default include (subject in certain cases to grace periods, thresholds and other qualifications): non payment; failure to deliver certain critical reporting information; failure to offer any receivables for sale under the facility agreement for three consecutive offer periods; breach of other obligations; misrepresentation; cross acceleration; insolvency; insolvency proceedings; creditors’ process; unlawfulness of obligations or agreements; repudiation by any obligor or insurer of the facility agreement or insurance policy; failure to comply with servicing obligations under the facility agreement; change in ownership of obligors (save as a permitted group reorganisation (as defined)); material adverse effect on validity, legality or enforceability of any facility documents; and a final judgment which can no longer be appealed is rendered against an obligor not covered by insurance and above a specified threshold; the occurrence of certain trigger events in relation to the portfolio of purchased receivables including overall default ratios, maximum average days sales outstanding threshold and maximum average dilution ratios. Where appropriate, the terms of the events of default align with the corresponding terms in the Jaguar Land Rover’s revolving credit facility.

Governing law

The facility agreement is governed by English law.

Contingencies

In the normal course of our business, we face claims and assertions by various parties. We assess such claims and assertions and monitor the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. We record a liability for any claims where a potential loss is probable and capable of being estimated and disclose such matters in our financial statements, if material. Where potential losses are considered possible, but not probable, we provide disclosure in our financial statements, if material, but we do not record a liability in our accounts unless the loss becomes probable.

There are various claims against us, the majority of which pertain to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by us or our dealers. We believe that none of these contingencies, either individually or in aggregate, would have a material adverse effect on our financial condition, results of operations or cash flow.

Commitments

We have entered into various contracts with suppliers and contractors for the acquisition of plant and machinery, equipment, various civil contracts of a capital nature and acquisition of intangible assets aggregating £1,225 million as at 30 September 2019.

Dividend Policy

As previously announced, we adopted a dividend policy targeting an annual dividend payout rate to our shareholder of 25% of our profit after tax. Such target dividend payout each year is subject to liquidity, tax, legal and other relevant considerations by our Board.

We may pay dividends to our shareholder, subject to liquidity, tax, legal and other relevant considerations including, but not limited to, compliance with covenants in our financing agreements restricting such payments (including covenants in the indentures governing certain of the Existing Notes and the UKEF & Commercial Loan Facilities). In Fiscal 2018 we paid a dividend of £150 million to TML Holdings Pte Limited (Singapore) (“TMLH”). In May 2018, the directors proposed a dividend of £225 million to TMLH, which was paid in June 2018.The Board proposed not to pay any dividend for the year ended 31 March 2019.

Product Development Costs Capitalisation Policy

Significant disruptions in the automotive industry necessitated a review and modification of our product development costs capitalisation policy. In the future, we intend to capitalise approximately 70%, which we will achieve gradually over time, of our product development costs compared to a capitalisation ratio of approximately 85% of our product development costs previously. We do not expect this adjustment to our capitalisation policy to have any impact on our cash flow. The new capitalisation policy became effective on 1 April 2018.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to financial risks as a result of the environment in which we operate. The main exposures are to currency risk on overseas sales and costs and commodity price risk on raw materials. Our Board has approved a hedging policy covering these risks and has appointed a financial risk committee to implement hedging at a tactical level. Where it is not possible to mitigate the impact of financial risks by switching supplier locations or using fixed price contracts, the policy allows for the use of forwards, purchased options, collars and commodity swaps to hedge the exposures.

Market risk

Market risk is the risk of any loss in future earnings, in realisable fair values or in future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, foreign currency exchange rates, commodity prices, liquidity and other market changes. Future specific market movements cannot be normally predicted with reasonable accuracy.

Commodity price risk

Our production costs are sensitive to the price of commodities used in manufacturing some of our automobile components. We are exposed to fluctuations in raw material prices, primarily aluminium, copper, platinum and palladium, and have developed a hedging strategy to manage this risk through fixed-price contracts with suppliers and derivatives with banks. The revaluation of derivative hedge instruments is reported through the income statement.

Foreign currency exchange rate risk

The fluctuation in foreign currency exchange rates may potentially affect our consolidated income statement, equity and debt where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which we operate, our operations are subject to currency risk on overseas sales and costs. The risks primarily relate to fluctuations in the US dollar, euro and Chinese yuan against the British pound. We use forward contracts and options primarily to hedge foreign exchange exposure. Further, any weakening of the British pound against major foreign currencies may have an adverse effect on our cost of borrowing and the cost of imports reported, which consequently may increase the cost of financing our capital expenditures. This also may impact the earnings of our international businesses. We evaluate the impact of foreign exchange rate fluctuations by assessing our exposure to exchange rate risks.

The following table presents information relating to foreign currency exposure (other than risk arising from derivatives) as at 31 March 2019:

	US dollar		Chinese yuan	Euro		Others(1)	Total
	(£ in millions)
Financial assets	2,383		219	1,377		327	4,306
Financial liabilities	(3,349	)(2)	(424)	(3,524	)(3)	(385)	(7,682)

Net exposure (liability)/asset	(966)		(205)	(2,147)		(58)	(3,376)

(1)	“Others” include Japanese Yen, Russian Rouble, Singapore Dollar, Swiss Franc, Australian Dollar, South African Rand, Thai Baht, Korean Won etc.
(2)	Includes primarily the October 2017 Notes, the March 2015 Notes, the October 2014 Notes, the January 2013 Notes and the Term Loan Facility.
(3)	Includes primarily trade payables denominated in euro, the January 2017 Euro Notes and the September 2018 Notes.

For a sensitivity analysis of our foreign currency exposure, please see Note 35(B) of our 2019 consolidated financial statements.

Interest rate risk

We are subject to variable interest rates on some of our interest-bearing liabilities. Our interest rate exposure is mainly related to debt obligations.

As at 31 March 2019, short-term borrowings of £114 million (compared to £155 million as at 31 March 2018) and long-term borrowings of £768 million (compared to £nil as at 31 March 2018) were subject to a variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £9 million (£2 million as at 31 March 2018) in the consolidated income statement.

Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses the direct risk of default, the risk of deterioration of creditworthiness and concentration risks. Financial instruments that are subject to concentrations of credit risk principally consist of investments classified as loans and receivables, trade receivables, loans and advances, derivative financial instruments and financial guarantees issued for equity-accounted entities.

The carrying amount of financial assets represents the maximum credit exposure. As at 31 March 2019, our maximum exposure to credit risk was £5,621 million, being the total of the carrying amount of cash and cash equivalents, short-term deposits and other investments, trade receivables and other financial assets.

Regarding trade receivables and other receivables, and other loans or receivables, there were no indications as at 30 September 2019 that defaults in payment obligations will occur.

The table below provides details regarding the financial assets that are not yet due, past due or past due and impaired, including estimated interest payments as at 31 March 2019:

	Gross	Impairment
	(£ in millions)
Not yet due	1,190	1
Overdue <3 months	173	—
Overdue >3 <6 months	3	—
Overdue >6 months	14	11

Total	1,380	12

Derivative financial instruments and risk management

We enter into foreign currency forward contracts and options with a counterparty (who is generally a bank) in order to manage our exposure to fluctuations in foreign exchange rates and commodity swaps to manage our principal commodity exposures. We have also entered into cross currency interest rate swaps to convert some of our fixed rate foreign currency debts to floating rate British pound debt. Recently, the British pound has depreciated significantly, which has led to negative mark-to-market movements and affected our reserves. These financial exposures are managed in accordance with our risk management policies and procedures.

Our net liabilities have increased by £14 million from £617 million as at 31 March 2019 to £631 million as at 30 September, 2019. This increase in foreign exchange liabilities related to financial hedging instruments is principally a result of the weakening of the British pound against principal hedged currencies over the relevant period, notably the euro and Chinese yuan.

Specific transactional risks include liquidity and pricing risks, interest rate and exchange rates fluctuation risks, volatility risks, counterparty risks, commodity price risks, settlement risks and gearing risks.

Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenue and expenses for the years presented. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the year in which the estimate is revised and future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the 2019 consolidated financial statements are included in the following notes:

(i)	Note 3—Alternative Performance Measures

(ii)	Note 5—Revenue

(iii)	Note 14—Taxation

(iv)	Note 17—Property, plant and equipment

(v)	Note 18—Intangible assets

(vi)	Note 20—Deferred tax assets and liabilities

(vii)	Note 27—Provisions

(viii)	Note 32—Employee benefits

(ix)	Note 35—Financial instruments

Revenue recognition

Accounting policies for Fiscal 2017, Fiscal 2018 and Fiscal 2019

The IFRS 15 standard (Revenue from Contracts with Customers) was adopted on 1 April 2018. The new standard replaces the requirements under IAS 18 Revenue and IAS 11 Construction Contracts, as well as the related interpretations. In accordance with the transitional provisions of the standard, we applied IFRS 15 on the modified retrospective basis and recognised the cumulative effect of applying the new standard at the date of application with no restatement of the comparative periods, which remain under the previously existing accounting principles.

Revenue comprises the consideration earned by the Group in respect of the output of its ordinary activities. It is measured based on the consideration specified in the contract with the customer and excludes amounts collected on behalf of third parties, and net of settlement discounts, bonuses, rebates and sales incentives. The Group considers its primary customers from the sale of vehicles, parts and accessories (its primary revenue-generating streams) are generally retailers, fleet and corporate customers, and other third-party distributors. The Group recognises revenue when it transfers control of a good or service to a customer, thus evidencing the satisfaction of the associated performance obligation under that contract. Under IAS 18, this was determined by reviewing when the risks and rewards of ownership had been transferred to the customer. In addition, the amount of revenue had to be reliably measurable with it being probable that future economic benefits will flow to the Group.

The Group operates with a single automotive reporting segment, principally generating revenue from the sales of vehicles, parts and accessories.

The sale of vehicles also can include additional services provided to the customer at the point of sale, for which the individual vehicle and services are accounted for as separate performance obligations, as they are considered separately identifiable. The contract transaction price is allocated among the identified performance obligations based on their stand-alone selling prices. Where the stand-alone selling price is not readily available and observable, it is estimated using an appropriate alternative approach.

Revenue as reported in the consolidated income statement is presented net of the impact of realised foreign exchange derivatives hedging revenue exposures.

IFRS 17 was published on 18 May 2017 and replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. For fixed-fee service contracts whose primary purpose is the provision of services, such as roadside assistance, entities have an accounting policy choice to account for them in accordance with either IFRS 17 or IFRS 15. The standard applies to annual periods beginning on or after 1 January 2021.

Income Taxes

Income tax expense comprises current and deferred taxes. Income tax expense is recognised in the consolidated income statement, except when related to items that are recognised outside of profit or loss (whether in other comprehensive income or directly in equity), or where related to the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination.

Current income taxes are determined based on respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions.

Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilised business loss and depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilised.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, and on the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle our current tax assets and liabilities on a net basis.

Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation and accumulated impairment, if any. Land is not depreciated.

Cost includes purchase price, non-recoverable taxes and duties, labour cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use.

Interest cost incurred for constructed assets is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset.

Depreciation is charged on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Estimated useful life (years)
Buildings	20 to 40
Plant, equipment and leased assets	3 to 30
Vehicles	3 to 10
Computers	3 to 6
Fixtures and fittings	3 to 20

The depreciation for property, plant and equipment with finite useful lives is reviewed at least at each year end. Changes in expected useful lives are treated as changes in accounting estimates.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Freehold land is measured at cost and is not depreciated. Heritage assets are not depreciated as they are considered to have a residual value in excess of cost. Residual values are re-assessed on an annual basis.

Depreciation is not recorded on assets under construction until construction and installation are complete and the asset is ready for its intended use. Assets under construction include capital advances. Depreciation is not recorded on heritage assets as the Group considers their residual value to approximate their cost.

Intangible assets

Acquired intangible assets

Intangible assets purchased, including those acquired in a business combination, are measured at acquisition cost, which is the fair value on the date of acquisition where applicable less accumulated amortisation and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis.

For intangible assets with definite lives, amortisation is provided on a straight-line basis over estimated useful lives of the intangible assets as per the estimated amortisation periods below.

Estimated amortisation period
Software	2 to 8 years
Patents and technological know how	2 to 12 years
Customer related—Dealer network	20 years
Intellectual property rights and other intangibles	3 to indefinite

The amortisation year for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates.

Capital work-in-progress includes capital advances. Customer-related intangibles acquired in a business combination consist of dealer networks. Intellectual property rights and other intangibles consist of brand names, which are considered to have indefinite lives due to the longevity of the brands.

Internally generated intangible assets

Research costs are charged to the consolidated income statement in the year in which they are incurred.

Product development and engineering costs incurred on new vehicle platforms, engines, transmission and new products are recognised as intangible assets, when feasibility has been established, the Group has committed technical, financial and other resources to complete the development and it is probable that asset will generate probable future economic benefits.

The costs capitalised include the cost of materials, direct labour and directly attributable overhead expenditure incurred up to the date the asset is available for use.

Interest cost incurred is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

Product development and engineering cost is amortised over the life of the related product being a period of between two and 10 years.

Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment loss, if any.

Amortisation is not recorded on product development and engineering until development is complete.

Impairment

Property, plant and equipment and other intangible assets: At each balance sheet date, the Group assesses whether there is any indication that any property, plant and equipment and intangible assets with finite lives may be impaired. If any such impairment indicator exists, the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, or earlier, if there is an indication that the asset may be impaired.

The estimated recoverable amount is the higher of value in use and fair value less costs disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the consolidated income statement.

An annual impairment review of the carrying value of heritage assets is performed as the assets are held at cost and not depreciated and any impairment in the carrying value is recognised immediately in the consolidated income statement.

Equity accounted investments: joint ventures and associates: The requirements of IAS 36 Impairment of Assets are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group’s investment in an associate or joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (the higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Provisions

A provision is recognised if, as a result of a past event, the Group have a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Employee benefits

Pension schemes: We operate several defined benefit pension schemes; the UK defined benefit schemes were previously contracted out of the second state pension scheme until 5 April 2016. The assets of the plans are generally held in separate trustee administered funds. The plans provide for a monthly pension after retirement based on salary and service as set out in the rules of each scheme.

Contributions to the plans by the Group take into consideration the results of actuarial valuations. The plans with a surplus position at the balance sheet date have been limited to the maximum economic benefit available from unconditional rights to refund from the scheme or reduction in future contributions. Where the subsidiary group is considered to have a contractual obligation to fund the pension plan above the accounting value of the liabilities, an onerous obligation is recognised.

The UK defined benefit schemes were closed to new joiners in April 2010.

For defined benefit schemes, the cost of providing benefits is determined using the projected unit credit method, with actuarial revaluations being carried out at the end of each reporting period.

Defined benefit costs are split into three categories:

•	Current service cost, past service cost, and gains and losses on curtailments and settlements;

•	Net interest cost; and

•	Remeasurement.

Remeasurement comprising actuarial gains and losses, the effect of the asset ceiling and the return on scheme assets (excluding interest) is recognised immediately in the consolidated balance sheet with a charge or credit to the consolidated statement of comprehensive income in the period in which they occur. Remeasurement recorded in the statement of comprehensive income is not recycled.

Past service cost, including curtailment gains and losses, is generally recognised in profit or loss in the period of scheme amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability.

The Group presents these defined benefit costs within “Employee costs” in the consolidated income statement.

Separate defined contribution schemes are available to all our other employees. Costs in respect of these schemes are charged to the consolidated income statement as incurred.

Post-retirement Medicare scheme: Under this unfunded scheme, employees of some of our subsidiaries receive medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from us as part of an early separation scheme, on medical grounds or due to permanent disablement, are also covered under the scheme. The applicable subsidiaries (and therefore, the Group) account for the liability for the post-retirement medical scheme based on an annual actuarial valuation.

Actuarial gains and losses: Actuarial gains and losses relating to retirement benefit plans are recognised in the consolidated statement of comprehensive income in the year in which they arise. Actuarial gains and losses relating to long-term employee benefits are recognised in the consolidated income statement in the year in which they arise.

Measurement date: The measurement date of all retirement plans is 31 March.

Amendments to IAS 19 Employee Benefits were announced to clarify the accounting for plan amendments, curtailments and settlements and are effective for accounting periods commencing on or after 1 January 2019. If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement. In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling.

The Group continues to evaluate the impact of adopting the amendments.

Financial instruments

Accounting policies for Fiscal 2017, Fiscal 2018 and Fiscal 2019

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are recognised on the balance sheet when the we become a party to the contractual provisions of the instrument.

We derecognise a financial asset only when the contractual rights to the cash flows from the asset expires or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the we neither transfer nor retain substantially all the risks and rewards of ownership and continue to control the transferred asset, we recognise our retained interest in the asset and an associated liability for amounts we may have to pay. If we retain substantially all the risks and rewards of ownership of a transferred financial asset, we continue to recognise the financial asset and also recognise a collateralised borrowing for the proceeds received. Any gain or loss arising on derecognition is recognised in profit or loss. When a financial instrument is derecognised, the cumulative gain or loss in equity (if any) is transferred to the consolidated income statement unless it was an equity instrument electively held at fair value through other comprehensive income. In this case, any cumulative gain or loss in equity is transferred to retained earnings.

Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or has expired.

Initially, a financial instrument is recognised at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognised in determining the carrying amount, if it is not classified as at fair value through profit or loss. Transaction costs of financial instruments carried at fair value through profit or loss are expensed in profit or loss.

Subsequently, financial instruments are measured according to the category in which they are classified.

Under IAS 39 (applicable for financial data in this memorandum up to and including 31 March 2018), the categories were as follows:

•

Financial assets and financial liabilities at fair value through profit or loss—held for trading: Derivatives, including embedded derivatives separated from the host contract are classified into this category. Financial assets and liabilities are measured at fair value with changes in fair value recognised in the consolidated income statement, unless they are designated as hedging instruments, for which hedge accounting is applied.

•

Held-to-maturity: Held-to-maturity assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity that the Group has the intention and ability to hold to maturity and that are not classified as financial assets at fair value through profit or loss or financial assets available-for-sale and do not meet the criteria for loans and receivables. Subsequently, these are measured at amortised cost using the effective interest method less impairment losses, if any.

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Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through net income or financial assets available-for-sale. Subsequently, these are measured at amortised cost using the effective interest method less impairment losses. These include cash and cash equivalents, trade receivables, finance receivables, other financial receivables and other financial assets.

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Available-for-sale financial assets: Available-for-sale financial assets are those non-derivative financial assets that are either designated as such upon initial recognition or are not classified in any of the other financial asset categories. Subsequently, these are measured at fair value and changes therein are recognised in other comprehensive income, net of applicable deferred income taxes, and accumulated in the investments revaluation reserve with the exception of interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognised directly in profit or loss.

Under IFRS 9 (applied from 1 April 2018), categorisation is based on the business model in which the instruments are held as well as the characteristics of their contractual cash flows. The business model is based on management’s intentions and past pattern of transactions. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest. We reclassify financial assets when, and only when, our business model for managing those assets changes.

Financial assets are classified into three categories:

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Financial assets at amortised cost are non-derivative financial assets with contractual cash flows that consist solely of payments of principal and interest and which are held with the intention of collecting those contractual cash flows. Subsequently, these are measured at amortised cost using the effective interest method less impairment losses, if any. These include cash and cash equivalents, contract assets, finance receivables and other financial assets.

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Financial assets at fair value through other comprehensive income are non-derivative financial assets with contractual cash flows that consist solely of payments of principal and interest and which are held with the intention of collecting those contractual cash flows as well as to sell the financial asset. Subsequently, these are measured at fair value, with unrealised gains or losses being recognised in other comprehensive income apart from any expected credit losses or foreign exchange gains or losses, which are recognised in profit or loss. This category can also include financial assets that are equity instruments which have been irrevocably designated at initial recognition as fair value through other comprehensive income. For these assets, there is no expected credit loss recognised in profit or loss.

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Financial assets at fair value through profit or loss are financial assets with contractual cash flows that do not consist solely of payments of principal and interest. This category includes derivatives, embedded derivatives separated from the host contract, or investments in certain convertible loan notes. Subsequently, these are measured at fair value, with unrealised gains or losses being recognised in profit or loss, with the exception of derivative instruments designated in a hedging relationship, for which hedge accounting is applied.

Financial liabilities are classified as subsequently measured at amortised cost unless they meet the specific criteria to be recognised at fair value through profit or loss.

Other financial liabilities are measured at amortised cost using the effective interest method.

Financial liabilities at fair value through profit or loss includes derivatives, embedded derivatives separated from the host contract as well as financial liabilities held for trading. Subsequent to initial recognition, these are measured at fair value with gains or losses being recognised in profit or loss.

Under IAS 39 the classification of liabilities was the same.

Under IFRS 9, we recognise a loss allowance in profit or loss for expected credit losses on financial assets held at amortised cost or at fair value through other comprehensive income.

Lifetime expected credit losses are calculated for assets that were deemed credit impaired at initial recognition or have subsequently become credit impaired as well as those were credit risk has increased significantly since initial recognition.

We adopt the simplified approach permitted in IFRS 9 to apply lifetime expected credit losses to trade receivables and contract assets, thereby eliminating the need to assess changes in credit risk for those assets. Where credit risk is deemed low at the reporting date or to have not increased significantly, credit losses for the next twelve months are calculated.

Objective evidence for a significant increase in credit risk includes where payment is overdue by 90 or more days as well as other information about significant financial difficulties of the borrower.

Credit risk has increased significantly when the probability of default has increased significantly. Such increases are relative and assessment includes external ratings (where available) or other information such as past due payments. Historic data and forward looking information are also considered.

Expected credit losses are forward looking and are measured in a way that is unbiased and represents a probability weighted amount, takes into account the time value of money (values are discounted back using the applicable effective interest rate) and uses reasonable and supportable information.

Previously under IAS 39 an incurred loss model was in place. We assessed at each balance sheet date whether there was objective evidence that a financial asset or a group of financial assets, other than those measured at fair value through profit or loss, were impaired. A financial asset was considered to be impaired if objective evidence indicated that one or more events had a negative effect on the estimated future cash flows of that asset.

An equity instrument is any contract that evidences residual interests in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Investments in equity instruments are measured at fair value, however, where a quoted market price in an active market is not available, equity instruments are measured at cost. For investments in equity instruments that are not held for trading, the Group has not elected to account for the investment at fair value through other comprehensive income.

Hedge accounting

We use foreign currency forward contracts, foreign currency options and borrowings denominated in foreign currency to hedge our risks associated with foreign currency fluctuations relating to highly probable forecast transactions. We designate these foreign currency forward contracts, foreign currency options and borrowing denominated in foreign currency in a cash flow hedging relationship by applying hedge accounting principles under IFRS 9 (from 1 April 2018, with the data for the year ended 31 March 2018 restated for the changes in hedge accounting principles) and IAS 39 (up to and including 31 March 2017 in this memorandum).

We use cross-currency interest rate swaps to convert some of its issued debt from foreign denominated fixed rate debt to GBP floating rate debt. Hedge accounting is applied using both fair value and cash flow hedging relationships. The designated risks are foreign currency and interest rate risks.

These derivative contracts are stated at fair value on the consolidated balance sheet at each reporting date.

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The group documents its risk management objective and strategy for undertaking its hedging transactions.

The Group designates only the intrinsic value of foreign exchange options in the hedging relationship. The Group designates amounts excluding foreign currency basis spread in the hedging relationship for both foreign exchange forward contracts and cross-currency interest rate swaps.

Changes in the fair value of the derivative contracts that are designated and effective as hedges of future cash flows are recognised in the cash flow hedge reserve within other comprehensive income (net of tax), and any ineffective portion is recognised immediately in the consolidated income statement.

Changes in both the time value of foreign exchange options and foreign currency basis spread of foreign exchange forwards and cross-currency interest rate swaps are recognised in other comprehensive income in the cost of hedging reserve to the extent that they relate to the hedged item (the ‘aligned’ value).

Changes in the fair value of contracts that are designated in a fair value hedge are taken to the consolidated income statement. They offset the change in fair value, attributable to the hedged risks, of the borrowings designated as the hedged item.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. Amounts accumulated in equity are reclassified to the consolidated income statement in the periods in which the forecast transactions affect profit or loss or as an adjustment to a non-financial item (e.g. inventory) when that item is recognised on the balance sheet. These deferred amounts are ultimately recognised in profit or loss as the hedged item affects profit or loss (for example through cost of sales).

If the forecast transaction is no longer expected to occur, the net cumulative gain or loss in equity, including deferred costs of hedging, is immediately transferred and recognised in the consolidated income statement.

Adoption of IFRS 9 from 1 April 2018

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and introduces a new impairment model for financial assets and new rules for hedge accounting. IFRS 9 has been adopted and applied in our consolidated financial statements from 1 April 2018. The Group has undertaken an assessment of classification and measurement upon transition and has not identified a material impact on the financial statements given that equity investments which are not equity accounted are valued at fair value through profit or loss. As a result, the comparative information provided in the 2018 consolidated financial statements and in the 2017 consolidated financial statements continues to be accounted for in accordance with our previous accounting policy for classification and measurement of financial instruments.

The Group has undertaken an assessment of the impairment provisions, especially with regard to trade receivables, and has applied the simplified approach under the standard. For all principal markets, the Group operates with major financial institutions that take on the principal risks of sales to customers, and consequently the Group receives full payment for these receivables in 0–30 days. Therefore the Group has concluded that there is no material impact under the standard for remeasurement of impairment provisions, and no transition adjustments have been made.

The Group has undertaken an assessment of its hedge relationships and has concluded that the Group’s current hedge relationships qualified as continuing hedges upon the adoption of IFRS 9. The Group has identified a change with respect to the treatment of the cost of hedging, specifically the time value of the foreign exchange options and foreign currency basis spread included in the foreign exchange forwards and cross-currency interest rate swaps. The time value of foreign exchange options and the foreign currency basis spread included in the foreign exchange forwards and cross-currency interest rate swaps is now recorded in a separate component of the statement of other comprehensive income. Amounts accumulated in equity for hedges of non-financial items will now be recognised as an adjustment to that non-financial item (i.e. inventory) when recorded on the consolidated balance sheet, and this adjustment has been made on a prospective basis from 1 April 2018. As such, the Group had a £27 million reduction in net assets on transition to IFRS 9.

As required under the transition rules of IFRS 9, comparative periods have been restated only for the retrospective application of the cost of hedging approach for the time value of the foreign exchange options and also the Group’s voluntary application of foreign currency basis spread included in the foreign exchange forwards and cross-currency interest rate swaps as a cost of hedging. Accordingly, the information presented for prior periods is not wholly comparable to the information presented for the current year.

Further, under the published change issued by the IASB in February 2018 regarding the modification of financial liabilities, an additional charge of £5 million (excluding tax) has been recognised for the financial year ended 31 March 2018, representing the loss recognised on the modification of the Group’s undrawn revolving credit facility.

IFRS 16

IFRS 16 (Leases) is effective for the Group from the year beginning 1 April 2019. This standard replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC 15 Operating Leases - Incentives and SIC 27 Evaluating the Substance of the Transactions Involving the Legal Form of a Lease interpretations. Under IFRS 16, lessee accounting is based on a single model, resulting from the elimination of the distinction between operating and finance leases. All leases will be recognised on the balance sheet with a right-of-use asset capitalised and depreciated over the estimated lease term together with a corresponding liability that will reduce over the same period with an appropriate interest charge recognised. The impact of the first-time application of IFRS 16 as at 1 April 2019 is the recognition of right-of-use assets of £548 million and lease liabilities of £499 million. As at the date of initial application, there is a £22 million reduction in net assets (net of tax).

The Group has elected to apply the exemptions for leases with a lease term of 12 months or less (short-term leases) and for leases for which the underlying asset is of low value. The lease payments associated with those leases are recognised as an expense on a straight-line basis over the lease term or using another systematic basis.

The Group is applying the modified retrospective approach on transition under which the comparative financial statements will not be restated. The cumulative impact of the first-time application of IFRS 16 is recognised as an adjustment to opening equity at 1 April 2019.

The Group has elected to use the following practical expedients permitted by the IFRS 16 standard:

•	on initial application, IFRS 16 has only been applied to contracts that were previously classified as leases under IFRIC 4;

•

regardless of the original lease term, lease arrangements with a remaining duration of less than 12 months will continue to be expensed to the income statement on a straight line basis over the lease term;

•	short-term and low value leases will be exempt;

•	the lease term has been determined with the use of hindsight where the contract contains options to extend or terminate the lease;

•	the discount rate applied as at transition date is the incremental borrowing rate corresponding to the remaining lease term;

the measurement of a right-of-use asset excludes the initial direct costs at the date of initial application.

IV. Sales, Facilities and Distribution Information

Jaguar designs, develops and manufactures a range of premium saloons and SUV’s recognised for their design, performance and quality. Jaguar’s range of products comprises the Jaguar E-PACE compact SUV, the Jaguar F-PACE luxury performance SUV, the Jaguar F-TYPE two-seater sports car coupé and convertible, the all-electric Jaguar I-PACE, the Jaguar XE sports saloon (including the Jaguar XEL for the Chinese market), the Jaguar XF (including the Jaguar XFL for the Chinese market), and the Jaguar XF Sportbrake. The Jaguar E-PACE and the Jaguar F-PACE each have a five star Euro NCAP safety rating.

For retail and wholesale unit sales by vehicle model, please see “—Product Sales Performance—Sales Performance by Vehicle Model”.

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Jaguar E-PACE: The Jaguar E-PACE, revealed to the public in June 2017, is built in Graz, Austria by our manufacturing partnership with Magna Steyr and went on general retail sale in certain markets in November 2017. The Jaguar E-PACE is based on the same underlying architecture as the Land Rover Discovery Sport, and is equipped with our full range of four cylinder Ingenium engines. We have also commenced production of the Jaguar E-PACE at our China Joint Venture for the Chinese market, and sales commenced in August 2018.

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Jaguar F-PACE: The Jaguar F-PACE, launched in September 2015, went on general retail sale in April 2016. The Jaguar F-PACE is built on the same lightweight aluminium-intensive architecture as the Jaguar XE and the Jaguar XF and is powered by our in-house 4 cylinder family of Ingenium of petrol and diesel engines, as well as a 3.0-litre TDV6 diesel engine, 3.0-litre V6 and 5.0-litre V8 petrol engines. In 2019, the Jaguar F-PACE SVR joined the Jaguar F-PACE line-up featuring bespoke suspension, aerodynamic enhancements and new lightweight 21 and 22-inch alloy wheels to accommodate uprated brakes.

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Jaguar F-TYPE: The Jaguar F-TYPE represents a return to the company’s original designs and is available as two-seater sports car coupé and convertible. The Jaguar F-TYPE has an all-aluminium structure and combines enhanced technology powered by our in-house 4 cylinder petrol Ingenium engines, as well as 3.0-litre V6 and 5.0-litre V8 petrol engines. We began selling the Jaguar F-TYPE convertible and Jaguar F-TYPE coupé in April 2013 and April 2014, respectively, and all-wheel drive and manual transmission derivatives were introduced at the Los Angeles Motor Show in November 2014.

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All-electric Jaguar I-PACE: The all-electric Jaguar I-PACE, our first all-electric vehicle, was unveiled at the 2016 Los Angeles Motor Show and went on sale in June 2018. The Jaguar I-PACE is a five seater sports car powered by a 90kWh battery, providing an estimated range of 500km (NEDC cycle) and rapid charging in two hours, and twin electric motors delivering all wheel drive performance, accelerating to 60 mph in around four seconds. The Jaguar I-PACE is currently being built in Graz, Austria by our manufacturing partnership with Magna Steyr. The all-electric Jaguar I-PACE won several awards in 2019 including three World Car of the Year Awards (i.e., World Green Car of the Year, World Car Design of the Year and World Car of the Year).

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Jaguar XE: In March 2014, Jaguar announced the name of its all-new mid-size premium sports sedan as the Jaguar XE which was formally launched in London in September 2014. The Jaguar XE went on general retail sale in May 2015 and later in North America in May 2016. In Fiscal 2018, production of the Jaguar XEL for the Chinese market commenced with sales starting in December 2017. The Jaguar XE was the first Jaguar Land Rover product to be built on the new aluminium-intensive architecture, powered by our in-house 4 cylinder family of Ingenium of petrol and diesel engines. The new and refreshed Jaguar XE launched in February 2019 presenting an enhanced look with advanced all-LED headlights and tail lights, all-new interior and new technologies from all-electric Jaguar I-PACE (including self-learning smart settings) and touch pro duo infotainment system.

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Jaguar XF: The Jaguar XF, launched in 2008, is a premium executive car that merges sports car styling with the sophistication of a luxury saloon. In 2009, a new engine line-up was introduced into the Jaguar XF and in 2011, a major restyling of the exterior was completed, whilst the Jaguar XF Sportbrake joined the model line-up in 2012. The current lightweight Jaguar XF, which utilises the same aluminium-intensive technology as the XE, made its debut at the New York Motor Show in April 2015 and retail sales began in September 2015. The Jaguar XF is powered by the same engine as the XE as well as the 3.0-litre TDV6 diesel. The Jaguar XFL was launched by our China Joint Venture in Fiscal 2017 and the new Jaguar XF Sportbrake was launched in Fiscal 2018.

•	Jaguar XJ: In July 2019, we ceased production of the Jaguar XJ and intend to replace it with the all-electric Jaguar XJ in the future.

Land Rover designs, develops and manufactures premium all terrain vehicles that aim to differentiate themselves from the competition by their capability, design, durability, versatility, luxury and refinement. Land Rover’s range of products comprises the Land Rover Discovery, the Land Rover Discovery Sport, the refreshed Range Rover and the refreshed Range Rover Sport, the Range Rover Evoque, and the Range Rover Velar. The production of the iconic Land Rover Defender was discontinued in January 2016. However, we revealed the all-new Land Rover Defender at the Frankfurt Motor Show in September 2019, and we expect that it will go on sale in the spring of 2020.

For retail and wholesale unit sales by vehicle model, please see “—Product Sales Performance—Sales Performance by Vehicle Model”.

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Land Rover Discovery: The Land Rover Discovery 5 was revealed to the public in September 2016. This fifth-generation Land Rover Discovery benefits from Land Rover’s light full-size SUV architecture also utilised on the refreshed Range Rover and Range Rover Sport, and retains 7 seat flexibility. The Land Rover Discovery incorporates a range of new technological features, notably the world’s first Intelligent Seat Fold technology, allowing customers to reconfigure the second and third-row seats with minimal effort using controls at the rear of the vehicle, the central touchscreen or remotely via a smartphone application as part of our InControl Touch Pro Services. The Land Rover Discovery is powered by a range of engines, including the 2.0-litre Ingenium four cylinder engines, 3.0 litre TDV6 diesel and 3.0 litre V6 petrol engines with our Special Vehicle Operations’ Land Rover Discovery SVX powered by a supercharged 5.0-litre V8 engine. Our manufacturing plant in the city of Nitra in western Slovakia has been producing the Land Rover Discovery since October 2018.

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Refreshed Land Rover Discovery Sport: We revealed the refreshed Land Rover Discovery Sport in May 2019. The original Land Rover Discovery Sport was digitally revealed at Spaceport America in New Mexico on 3 September 2014 and was shown at the Paris Motor Show in October 2014. It is the first member of the new Land Rover Discovery family featuring 5+2 seating in a footprint no larger than existing 5-seat premium SUVs and went on sale in February 2015. The Land Rover Discovery Sport is powered by our family of our 2.0-litre Ingenium four cylinder engines. Local production by our China Joint Venture of the Land Rover Discovery Sport for the Chinese market started in September 2015 and went on sale in November 2015. The production of the Land Rover Discovery Sport for the other markets is primarily conducted in our manufacturing plant in Halewood, UK, alongside the Range Rover Evoque. The refreshed Land Rover Discovery Sport was launched in May 2019 with enhanced exterior and interior design features including the latest generation of “InControl Touch Pro” infotainment system as well as mild and plug-in hybrid electric options.

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Refreshed Range Rover: The refreshed Range Rover is the flagship product under the Land Rover brand with a unique blend of British luxury, classic design, high-quality interiors and outstanding all-terrain ability. The aluminium-intensive Range Rover was launched in the third quarter of Fiscal 2013 and was the world’s first SUV with a lightweight aluminium body, resulting in enhanced performance and handling on all terrains, which also led to significant advances in environmental performance compared to previous models. The refreshed Range Rover is powered by a family of 5.0-litre V8 petrol engines as well as a 3.0-litre V6 diesel and petrol engines, 4.4-litre V8 diesel, and a plug-in hybrid derivative (paired with the 2.0-litre Ingenium Petrol engine), which went on sale in Fiscal 2018.

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All-new Range Rover Evoque: The all-new Range Rover Evoque was revealed in November 2018 (including mild hybrid and plug-in hybrid versions, the plug-in hybrid electric option will be pared with a 1.5-litre 3 cylinder Ingenium petrol engine) presenting new standards for refinement, capability and sustainability. The all-new Range Rover Evoque went on sale in the fourth quarter of Fiscal 2019, with mild hybrid and plug-in hybrid version to follow. Launched in 2011, the original Range Rover Evoque is the smallest and lightest Range Rover to date, available in 5-door and coupé body styles and, depending on the market, in both front-wheel drive and all-wheel drive configurations. Local production by our China Joint Venture of the Range Rover Evoque for the Chinese market started at the end of 2014 and the Range Rover Evoque went on sale in February 2015. The production of the Range Rover Evoque for the other markets is primarily conducted in our manufacturing plant in Halewood, UK, alongside the Land Rover Discovery Sport. The 2016 Model Year Range Rover Evoque premiered at the Geneva Motor Show in March 2015, benefitting from a refreshed exterior design and the introduction of our 2.0-litre in-house diesel engine. A 2.0-litre petrol engine is also available.

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Refreshed Range Rover Sport: The refreshed Range Rover Sport combines the performance of a sports tourer with the versatility of a Land Rover. In March 2013, soon after the Range Rover, we introduced the all-aluminium Range Rover Sport to the market. The refreshed Range Rover Sport is the fastest, most agile and responsive Land Rover to date due to the same all-aluminium architecture as the refreshed Range Rover. The refreshed Range Rover Sport is powered by the same engine family as the refreshed Range Rover, including a hybrid version, with the plug-in hybrid derivative, paired with the 2.0-litre Ingenium petrol engine, going on sale in Fiscal 2018. Additionally, a 2.0-litre petrol (conventional) engine is also available.

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Range Rover Velar: The Range Rover Velar was launched in April 2017 and went on retail sale in the United Kingdom and Europe in July 2017, with worldwide sales underway in September 2017. Powered by our line-up of 4-cylinder Ingenium engines, 3.0-litre V6 diesel and petrol engines, the Range Rover Velar fills in Land Rover’s product offering between the Range Rover Sport and Range Rover Evoque, and is our first cross-brand Land Rover, being built on the same lightweight aluminium intensive architecture as the Jaguar F-PACE. The Range Rover Velar SVA Dynamic Edition is the 2019 addition to the SV line-up presenting a range of design enhancements optimised aerodynamics and improved cooling performance (together with uprated brakes and suspension as well as bespoke calibrations for everything, including the transmission, steering, powertrain and safety settings). The Range Rover Velar has a five star Euro NCAP safety rating.

We plan to continue to build on recent successful product launches such as the all-new Range Rover Evoque, the refreshed Jaguar XE and the Land Rover Discovery Sport, and we currently aim to expand our product offering from 13 to 16 nameplates by the fiscal year ending 31 March 2024 including the all-new Land Rover Defender, expected to go on sale in the spring of 2020, new all-electric Jaguar XJ and two further new products, although we give no assurance that we will achieve this target.

Product Sales Performance

Retail volumes in Fiscal 2019 (including sales through our China Joint Venture) were 578,915 units compared to 614,309 units in Fiscal 2018, a decrease of 35,394 units, equivalent to an annual decrease of 5.8%. By model, retail sales growth of the Jaguar E-PACE, the all-electric Jaguar I-PACE, Range Rover Velar, Range Rover and Range Rover Sport were offset by lower sales of other models. By region, we have experienced growth in retail volumes of 8.4% in the United Kingdom (117,915 vehicles), 8.1% in North America (139,778 vehicles) and 2.4% in Overseas markets (94,734 vehicles) offset by decreased retail sales in China (98,922 vehicles), down 34.1%, and down 4.5% in Europe (127,566 vehicles). The introduction of new models, including the Jaguar E-PACE, the all-electric I-PACE and refreshed Range Rover and Range Rover Sport (including plug-in hybrid electric variants) led to stronger sales in North America and the United Kingdom. In contrast, our weaker performance in China was impacted primarily by weaker market conditions as trade tensions with the United States escalated compounded by uncertainty driven by import duty changes announced in May 2018, effective from July 2018, whilst performance in Europe was primarily driven by consumer uncertainty about diesel vehicles, Brexit and the change to the more stringent WLTP emissions testing regime.

In addition, we have continued to launch new models and derivatives during Fiscal 2020, including the refreshed Jaguar XE, the all-new Range Rover Evoque, and the refreshed Land Rover Discovery Sport. The all-new Land Rover Defender was revealed at the Frankfurt motor show in September 2019 and it is expected to go on sale in the spring of 2020.

Sales Performance by Vehicle Model

We analyse our sales performance by vehicle model for each of the Jaguar and Land Rover brands, respectively. Retail volumes refer to the aggregate number of finished vehicles sold by dealers to end users. We consider retail volumes the best indicator of consumer demand for our vehicles and the strength of our brand. Wholesale volumes refer to the aggregate number of finished vehicles sold to dealers and importers. We recognise our revenue on the wholesale volumes we sell.

The table below presents Jaguar retail (including sales through our China Joint Venture) and wholesale (excluding sales through our China Joint Venture) unit sales by vehicle model for Fiscal 2018 and Fiscal 2019 and the six months ended 30 September 2018 and 2019:

	Retail Units				Wholesale Units(5)
	Fiscal year ended 31 March		Six months ended 30 September		Fiscal year ended 31 March		Six months ended 30 September
	2018	2019	2018	2019	2018	2019	2018	2019
Jaguar
I-PACE(1)	—	11,336	1,268	8,300	—	14,486	1,947	8,585
E-PACE(2)	9,091	46,711	21,636	20,331	14,776	42,539	20,298	18,206
F-PACE	72,719	52,683	25,528	21,826	69,544	50,885	26,529	22,293
F-TYPE	9,882	7,870	4,103	3,676	9,228	7,701	3,870	3,100
XJ(3)	9,136	4,072	2,289	2,453	8,990	4,204	2,048	1,984
XF	40,907	27,096	15,466	5,932	19,773	14,522	7,232	3,987
XK(4)	—	—	—	—	—	—	2	—
XE	32,825	30,430	15,774	14,345	28,173	19,418	9,045	6,456

Total	174,560	180,198	86,064	76,863	150,484	153,757	70,971	64,611

(1)	The all-electric Jaguar I-PACE went on sale in June 2018.
(2)	The Jaguar E-PACE went on sale in certain markets in November 2017 (it did not go on sale in China until August 2018).
(3)	Production of the Jaguar XJ ceased in July 2019.
(4)	Production of the Jaguar XK, except for certain special editions, ceased in July 2014, with retail sales phased out.
(5)

Wholesale volumes exclude our China Joint Venture volumes (consisting of locally produced Jaguar XF, Jaguar XE and Jaguar E-PACE, starting from August 2018). Jaguar XF, Jaguar XE and Jaguar E_PACE volumes produced by our China Joint Venture for Fiscal 2019 were 23,695 units compared to 25,762 units for Fiscal 2018 (which does not include the Jaguar E-PACE). For the six months ended 30 September 2019 and 2018, Jaguar XF, Jaguar XE and Jaguar E-PACE, starting from August 2018, volumes produced by our China Joint Venture were 10,809 units and 15,089 units, respectively. Our China Joint Venture commenced production of the Jaguar XE in Fiscal 2018.

The table below presents Land Rover retail (including sales through our China Joint Venture) and wholesale (excluding sales through our China Joint Venture) unit sales by vehicle model sales for Fiscal 2018 and 2019 and the six months ended 30 September 2018 and 2019:

	Retail Units				Wholesale Units(3)
	Fiscal year ended 31 March		Six months ended 30 September		Fiscal year ended 31 March		Six months ended 30 September
	2018	2019	2018	2019	2018	2019	2018(1)	2019
Land Rover
Range Rover	53,509	56,417	25,171	23,057	54,910	57,052	25,061	23,774
Range Rover Sport	76,121	80,422	36,452	37,219	76,586	82,602	34,992	35,340
Range Rover Evoque	98,501	68,242	31,505	39,416	77,520	57,706	24,195	36,871
Range Rover Velar(1)	46,036	64,820	30,881	27,415	59,197	60,765	26,973	25,192
Defender(2)	5	—	—	2	45	6	2	2
Discovery	46,472	40,839	21,836	16,456	52,035	37,636	18,667	15,196
Freelander(2)	—	—	—	—	7	8	4	—
Discovery Sport	119,105	87,977	43,488	37,140	74,513	58,364	25,540	24,328

Total	439,749	398,717	189,333	180,705	394,814	354,138	155,434	160,703

(1)	Range Rover Velar went on sale in July 2017.
(2)	Production of the Freelander and the iconic Land Rover Defender has been discontinued.
(3)

Wholesale volumes exclude our China Joint Venture volumes (consisting of locally produced Range Rover Evoque and Land Rover Discovery Sport). Range Rover Evoque and Land Rover Discovery Sport volumes produced by our China Joint Venture for Fiscal 2019 were 33,733 units compared to 62,450 units for Fiscal 2018. For the six months ended 30 September 2019 and 2018, Range Rover Evoque and Land Rover Discovery Sport volumes produced by our China Joint Venture were 16,916 units and 20,691 units, respectively.

Sales Performance by Region

The following table provides an analysis of our regional wholesale and retail volumes by region for the six months ended 30 September 2018 and the six months ended 30 September 2019:

	Retail
	Jaguar Six months ended 30 September			Land Rover Six months ended 30 September
	2018	2019	Change	2018	2019	Change
	(units)		(%)	(units)		(%)
Global	86,064	76,863	(10.7)%	189,333	180,705	(4.6)%
Regional:
United Kingdom	18,851	17,901	(5.0)%	37,214	37,340	0.3%
North America	15,281	14,042	(8.1)%	45,898	46,641	1.6%
Europe (excluding the United Kingdom and Russia)	22,034	19,129	(13.2)%	34,555	34,798	0.7%
China	18,892	17,030	(9.9)%	36,562	33,517	(8.7)%
Overseas	11,006	8,761	(20.4)%	35,104	28,409	(19.1)%
China Joint Venture (included above)	13,864	12,158	(12.3)%	19,848	16,568	(16.5)%

	Wholesale
	Jaguar Six months ended 30 September			Land Rover Six months ended 30 September
	2018	2019	Change	2018	2019	Change
	(units)		(%)	(units)		(%)
Global	70,971	64,611	(9.0)%	155,434	160,703	3.0%
Regional:
United Kingdom	19,038	19,146	0.6%	34,595	34,999	1.0%
North America	15,004	14,110	(6.0)%	40,820	45,056	10.0%
Europe (excluding the United Kingdom and Russia)	20,769	18,027	(13.2)%	30,748	34,208	11.0%
China	4,916	4,215	(14.3)%	15,946	16,031	1.0%
Overseas	11,244	9,113	(19.0)%	33,325	30,409	(9.0)%
China Joint Venture (excluded above)	15,089	10,809	(28.3)%	20,718	16,916	(18.3)%

The following is a discussion of industry-wide trends and our performance in our key markets. References to “passenger car sales” refer to sales of passenger cars on an industry-wide basis (including our and our competitors’ sales) in each relevant market.

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Europe (excluding the United Kingdom and Russia): Passenger car sales in Europe were down slightly by 0.4% in the six months ended 30 September 2019, compared to the six months ended 30 September 2018. Over the same period, our retail volumes in Europe (excluding the United Kingdom and Russia) decreased by 4.7% to 53,926 units in the six months ended 30 September 2019 compared to 56,589 units in the six months ended 30 September 2018, with Jaguar decreasing by 13.2% whereas Land Rover increased by 0.7%. Our combined European wholesale volumes (excluding the United Kingdom and Russia) increased by 1.4% to 52,235 units in the six months ended 30 September 2019 from 51,517 units in the six months ended 30 September 2018, with Jaguar decreasing by 13.2% whereas Land Rover increased by 11.3%.

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North America: Passenger car sales in the United States decreased slightly by 0.4% in the six months ended 30 September 2019, compared to the six months ended 30 September 2018. Over the same period, our North American retail volumes decreased slightly by 0.8% to 60,683 units compared to 61,179 units in the six months ended 30 September 2018, with Jaguar decreasing by 8.1% whereas Land Rover increased by 1.6%. Our North American wholesale volumes increased by 6.0% to 59,166 units in the six months ended 30 September 2019 from 55,824 units in the six months ended 30 September 2018, with Jaguar decreasing by 6% and Land Rover increasing by 10.4%.

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United Kingdom: Passenger car sales in the United Kingdom decreased by 2.6% in the six months ended 30 September 2019, compared to the six months ended 30 September 2018. Over the same period, our retail volumes in the United Kingdom decreased by 1.5% to 55,241 units from 56,065 units in the six months ended 30 September 2018, with Jaguar decreasing by 5.0% and Land Rover remaining increasing by 0.3%. Our wholesale volumes in the United Kingdom increased by 1.0% to 54,145 units in the six months ended 30 September 2019 from 53,633 units in the six months ended 30 September 2018, with Jaguar increasing by 0.6% and Land Rover increasing by 1.2%.

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China: Passenger car sales in China decreased by 10.3% in the six months ended 30 September 2019, compared to the six months ended 30 September 2018. Our retail volumes (including sales from our China Joint Venture) decreased by 8.8% over the same period to 50,547 units from 55,454 units in the six months ended 30 September 2018, with Jaguar decreasing by 9.9% and Land Rover decreasing by 8.3%. Our Chinese wholesale volumes (excluding sales from our China Joint Venture) decreased by 3.0% to 20,246 units in the six months ended 30 September 2019 from 20,862 units in the six months ended 30 September 2018, with Jaguar decreasing by 14.3% and Land Rover increasing by 0.5%.

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Overseas: Passenger car sales in Overseas (excluding South Korea) markets decreased by 4.5% in the six months ended 30 September 2019, compared to the corresponding period in 2018. Our retail volumes in Overseas markets decreased by 19.4% to 37,171 units in the six months ended 30 September 2019 from 46,110 units in the six months ended 30 September 2018, with Jaguar decreasing by 20.4% and Land Rover decreasing by 19.1%. Our Overseas wholesale volumes decreased by 11.3% to 39,522 units in the six months ended 30 September 2019 from 44,569 units in the six months ended 30 September 2018, with Jaguar decreasing by 19.0% and Land Rover decreasing by 8.8%.

Recent Initiatives

We have introduced the following recent initiatives to reduce our costs and improve our business:

Project Charge

In the second half of Fiscal 2019, we started the implementation of a cost saving program aimed at achieving £2.5 billion of cost savings by the end of Fiscal 2020 through a reduction of total product and other investment spending by £1 billion, improvement of working capital by £500 million and £1 billion of profit growth and cost efficiencies (“Project Charge”).

We believe Project Charge is on track to achieve our £2.5 billion target with £2.2 billion of benefits already delivered as at 30 September 2019. Such cost savings comprise:

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£1.3 billion reduction in investment, which already outperforms the target of £1 billion cost-savings, following rigorous spend reviews to identify, primarily, non-core and non-product investment savings without compromising our revenue-generating product plans (above);

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£400 million of working capital improvements, with inventory reduced by £800 million since September 2018, through the implementation of actions including improved production and demand management enabled by advanced forecasting and analytics; and

•	£500 million of savings in costs including labour overhead savings through our workforce reduction programme and a reduction in marketing and selling expenditure.

Project Accelerate

As a response to our rapid expansion over the past decade, the increase in complexity to our organisation, operations and supply and to address fundamental business and industry challenges, we started to develop a new programme in Fiscal 2019 aimed at making structural improvements to our business (“Project Accelerate”). In particular, Project Accelerate is intended to build on the short-term financial gains already realised through Project Charge.

Project Accelerate includes three main workstreams:

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Implementing on-time, quality programmes – we intend to optimise resource planning, drive consistency in various areas of our business, enhance risk and change of product management, introduce mindset and process discipline and improve supplier collaboration and quality standards;

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Delivering competitive material cost – we aim to achieve cost improvements through better purchase planning and sourcing, cost analysis and benchmarking and applying technological standards focused on customer value, among other things; and

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Enhancing sales performance – we seek to improve our approach to the positioning, pricing and launching of our products, offer products and features that are customer-centric and improve customer service and quality perception.

We are also reviewing our organisational design and business behaviours to improve role and process clarity. By evaluating and improving our core systems, our culture and the ways we work, we believe we can achieve greater efficiency and a stronger focus on quality and competitiveness throughout our business.

Industry Dynamics

Factors Affecting Demand in our Industry

Both the general global automotive industry and the premium and luxury brand segment are affected by a variety of economic and political factors, which may be interrelated. Some of these factors are described below:

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Global economic conditions: Consumer demand for passenger automobiles is affected by global economic conditions, which in turn affect consumers’ disposable income, purchasing power and the availability of credit to consumers. In particular the Chinese economy slowed down, also due to the trade tensions between the United States and China, leading to a 8.3% year-on-year decline in sales across the Chinese automotive industry. In addition, Brexit has added significant uncertainty to the future of Europe and, as a result, to the general economic situation of the United Kingdom and the other member states of the European Union especially in the case of a no-deal Brexit.

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Fuel prices: Increasing fuel prices generally reduce demand for larger and less fuel-efficient cars, while lower fuel prices generally support demand for larger vehicles and reduce the focus on fuel-efficiency.

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Prices of vehicles: Demand for vehicles is affected by the price at which manufacturers are able to market and sell their vehicles. Sale prices in turn depend upon a number of factors, including, among other things, the price of key inputs, such as raw materials and components, the cost of labour and competitive pressures.

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Taxes and duties: The level of taxes that are levied on the sale and ownership of vehicles is another key factor. Taxes are generally levied at the time of purchase of vehicles, at the time of import, in the case of import duties, or as on-going taxes on vehicle ownership, road tax duties and taxes on fuel. In general, higher taxes decrease consumer demand for vehicles. In such respect, the U.S Government is considering a 25% tariff on imported vehicles.

•	Customer preferences: Customer preferences and trends in the market change, which in turn affects demand for specific vehicle categories and specific offerings within each vehicle category.

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Technology: Technological differentiation among automotive manufacturers is a significant competitive factor as fuel prices, environmental concerns, the demand for innovative products and other customer preferences encourage technological advances in the automotive industry. For instance, even though the demand of electric vehicles is growing, they still represent only a small percentage of industry sales. Growth in consumer demand for electric vehicles depends on the deployment of adequate charging infrastructure, including practical access to private charging points.

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Emissions: Following the 2015 emission scandals, the implementation in 2018 of more stringent European emission tests through the WLTP, higher taxes and future limitations on internal combustion engines, in particular diesels, customer demand for diesel engines has declined.

Compared to the broader passenger car market, the luxury car market is also driven by prestige, aesthetic considerations, appreciation of performance and quality, in addition to factors such as utility and cost of ownership, which are key considerations in the broader car market.

Competition

We operate in a globally competitive environment and face competition from established premium and other vehicle manufacturers that aspire to move into the premium performance car and premium SUV markets, some of which are much larger than we are. Jaguar vehicles compete primarily against brands such as Audi, BMW, Mercedes-Benz, Porsche and Tesla. Land Rover and Range Rover vehicles compete largely against SUVs manufactured by Audi, BMW, Infiniti, Lexus, Mercedes-Benz, Porsche, Volkswagen, Volvo, Toyota, Nissan, Mitsubishi and Isuzu.

Seasonality

Our industry is affected by the biannual change in age-related registration plates of vehicles in the United Kingdom, where new age-related plate registrations take effect in March and September. This has an impact on the resale value of the vehicles because sales are clustered around the time of the year when the vehicle registration number change occurs. Seasonality in most other markets is driven by the introduction of new model year vehicles and derivatives. Furthermore, Western European markets tend to be impacted by summer and winter holidays, and the Chinese market tends to be affected by the Lunar New Year holiday in either January or February, the PRC National Day holiday and the Golden Week holiday in October. The resulting sales profile influences operating results on a quarter-to-quarter basis.

Product Design, Technology and Research and Development

We develop and manufacture technologically advanced vehicles to meet the requirements of a globally competitive market. We devote significant resources in our R&D activities. Our R&D operations currently consist of a team of engineers operating within a co-managed Jaguar and Land Rover engineering group, sharing premium technologies, powertrain designs and vehicle architecture. Our modular engine architecture is intended to enhance efficient engineering, shared technologies and complexity reduction. Reusing parts and processes help us focus our efforts on innovative new technologies. Our vehicles are designed and developed by award-winning design teams, and we are committed to a continuing programme of new product design. In recent years, we have unified the entire Jaguar range under a single design and concept language and have continued to enhance the design of Land Rover’s range of all-terrain vehicles. All of our products are designed and engineered in the United Kingdom.

We have modern safety test facilities for testing and developing new products. These include a pedestrian safety testing facility, a pendulum impact test facility and a gravity-powered impact rig for occupant protection and vehicle structural development. We also have two full vehicle semi-anechoic chambers for developing reductions in vehicle-based noise and vibration levels and engine testing facilities for developing and certifying exhaust emissions to a wide range of international regulatory standards.

Our product design and development centres are equipped with computer-aided design, manufacture and engineering tools, with sophisticated hardware, software and other IT infrastructure to create a digital product development environment and virtual testing and validation, aiming to reduce the product development cycle time and data management. Rapid prototype development systems, testing cycle simulators, advanced emission test laboratories and styling studios are also a part of our product development infrastructure. We have aligned our end-to-end digital product development objectives and infrastructure with our business goals and have made significant investments to enhance the digital product development capabilities especially in the areas of product development through computer-aided design, computer aided manufacturing, computer-aided engineering, knowledge-based engineering and product data management. We have opened a software engineering centre in Shannon, Ireland. The centre is to be used to develop technology for electric vehicles and to assist those vehicles in reaching Level 4 autonomy.

In September 2013, we announced our investment in the National Automotive Innovation Campus at the University of Warwick in the United Kingdom, which opened in 2018 and focus on advanced technology, innovation and research. The campus is expected to feature engineering workshops and laboratories, advanced powertrain facilities and advanced design, visualisation and rapid prototyping and help complement our existing product development centres. We work with Intel at the Open Software Technology Center in Portland, Oregon in the United States to develop next-generation in-vehicle technologies, helping us enhance our future vehicle infotainment systems and provide incubator space for budding automotive technology entrepreneurs.

In recent years, decarbonisation, air quality, digitalisation, connectivity, automation and globalisation became the factors driving an industrial revolution which we believe will be bigger, faster and more impactful than the last. We aim to develop cleaner, safer and more efficient cars of the future that combine safety, zero emissions, zero congestion and long-term sustainable growth (“Destination Zero”). To meet this objective, we have built strong links with academia, the UK Government and other industry sectors.

In June 2019, we announced a collaboration with BMW to develop the next-generation Electric Drive Units to support the advancement of electrification technologies that will be installed in future Jaguar Land Rover vehicles and will be manufactured at the Engine Manufacturing Centre in the UK.

Lightweighting and fuel economy

We are pursuing various initiatives, such as our Premium Lightweight Architecture, first applied to the Range Rover launched in September 2012, to enable our business to comply with existing and evolving emissions legislation in our sales markets, which we believe will be a key enabler of both reduction in CO2 and further efficiencies in manufacturing and engineering. In recent years, we have made significant progress in reducing most of our development cycle times.

Our R&D activities are currently strongly concentrated on creating a sustainable fleet CO2 emissions profile for 2020 and beyond. Although we are already a leader in the use of aluminium for weight reduction, we have active research projects and partnerships aimed at enhancing the use of carbon fibre and mixed material in order to create the lightweight, high performance vehicles of the future in a sustainable way.

We are developing our smaller SUVs in line with our brand new premium transverse architecture. This full architecture transformation is intended to assist us in delivering new technology at great economies of scale. For example, the new system is supporting our efforts to achieve a significant reduction in drag and wind noise through better aerodynamics.

Emission reduction

In addition to CO2 and fuel efficiency, all our powertrains have been developed to meet the world’s most stringent air quality emissions regulations such as the EPA Tier 3, the Low Emissions Vehicle (“LEV3”), China 6b and European Eu6d-Temp under real world driving conditions described by Real Driving Emissions, (“RDE”), Level 1 (“RDE1”) and future RDE Level 2, whose tests are well in advance of the 2020 introduction of RDE2 for all our new models, where emissions are limited under random driving conditions on the open road not just under laboratory conditions. Early adoption of uSCR technology since 2015 has enabled us to react quickly to pressure to lower NOx emissions from diesel engines and allowed us to significantly reduce NOx emissions from all our diesel vehicles. uSCR is an advanced active emissions control technology system that injects a liquid-reductant agent (usually automotive-grade urea) through a special catalyst into the exhaust stream of a diesel engine. The reductant source is otherwise known as Diesel Exhaust Fluid (“DEF”). Our diesel vehicles emit no more NOx and particulate mass than our petrol engines under wide ranging RDE conditions. We developed a new EU6 Ingenium diesel and petroleum engine which is among the cleanest in the world. We were one of the few car manufacturer to meet the WLTP deadline for type approval of its vehicles, reducing the operational impact of the emissions test changes.

Autonomous and connected technologies

Our future strategic R&D priorities include autonomous, connected and electrification technologies, as well as investing in innovative mobility solutions to overcome and address future travel and transport challenges.

Our autonomous strategy includes investing in driver assistance technologies to support increasing degrees of automation, and including autonomous features on our new models. We are also developing these features through external partnerships. For example, in March 2018, we announced our long-term strategic partnership with Waymo (formerly Google self-driving car project). Together, we will develop the world’s first premium self-driving electric vehicle for Waymo’s driverless transportation service. As part of the partnership, we will work together to design, engineer and produce up to 20,000 Jaguar I-PACEs over 2020 and 2021 to be used by Waymo in their autonomous vehicle mobility service, planned for rollout in the United States. Waymo Jaguar I-PACEs, equipped with Waymo’s self-driving technology, is currently being tested in San Francisco, California, where an initial 20,000 Jaguar I-PACEs will join Waymo’s driverless fleet and serve a potential 1 million trips a day. We delivered the first batch of Jaguar I-PACEs for this purpose in July 2018. In addition, using a platform created by connected tech and transport analytics firm Inrix, we, along with Transport Scotland and Transport for West Midlands, are contributing to the development of the AV Road Rules system, which digitalises street signs and road rules so that autonomous vehicles can understand them. The platform is also intended to provide autonomous vehicles with a link to local road authorities, which can provide information about potholes or road damage. Additionally, we have launched CORTEX, a £3.7 million research project in collaboration with Birmingham University, to make the self-driving car viable in the widest range of on- and off-road conditions.

Our connected strategy includes investing in technology and infrastructure to support higher levels of connectivity (including both in-vehicle connectivity and off-board connectivity, for example, the development of a remote smartphone app and Wi-Fi hotspot), as exemplified by our recent announcement outlining our plans to develop an engineering centre in Manchester to support the development of next-generation, connected car technologies and our $15 million investment in CloudCar Inc. in 2017. Initiatives in vehicle electronics such as engine management systems, in-vehicle network architecture, telematics for communication and tracking (including the Stolen Vehicle Tracker) and other emerging technological areas are also being pursued and which could possibly be deployed on our future range of vehicles. In April 2016, we demonstrated highly autonomous vehicle technologies to the EU Transport Ministers, such as “hands free” driving. Furthermore, our new connected and autonomous vehicle technologies are being developed through projects such as the United Kingdom’s first “connected corridor” (e.g. the UK Connected Intelligent Transport Environment Project), a 41 mile “living laboratory” where we concentrate on installing new roadside communications equipment in order to test vehicle-to-vehicle and vehicle-to-infrastructure systems. We are currently testing a fleet of smart, connected vehicles on the “connected corridor”. In addition, we are deploying intelligent navigation and information systems (including remotely controlled climate settings and security) and in-car Wi-Fi connectivity, which we plan to supplement with the expansion of the usability of remote function applications and the inclusion of wearable technology solutions such as smart-watch technology currently available with some of our models, including the all-electric Jaguar I-PACE. Likewise, various new technologies and systems that would improve safety, performance and emissions of our product range are under implementation on our passenger cars and commercial vehicles.

Electrification technologies

Our electrification strategy is exemplified by the creation of our first all-electric vehicle, the Jaguar I-PACE, and the plug-in hybrid engines available on the refreshed Range Rover and Range Rover Sport. We plan to offer an electric drivetrain option on all of our new models by 2020; starting from 2020, we will begin the manufacture of next-generation Electric Drive Units at our Engine Manufacturing Centre in Wolverhampton to be powered by batteries assembled at a new facility near Birmingham. The new Electric Drive Units and batteries will power our future battery electric and plug-hybrid vehicles. In order to increase overall vehicle efficiency, we also have active research programmes in the areas of aerodynamics, parasitic and hotel loads, insulation and energy harvesting in order to develop electric and plug-in hybrid technology for future products. We also have an on-going research programme to address the challenge of low-carbon energy storage by developing technology and competency in this area. Although this programme covers a number of technologies, it is primarily focused on creating high energy density lithium-ion batteries in order to create battery assemblies that are compatible with our vehicles and to gain an understanding of the chemistries and battery management processes that will make electric vehicles a viable choice in the medium to long term. Furthermore, we are currently competing in the FIA Formula E championship, which enables us to create a test bed for our future electrification technology with our partner Panasonic. Later this year, we will launch the first ever international race series for production battery electric vehicles. The championship will feature Jaguar I-PACE eTROPHY race cars (designed, engineered and built by our Special Vehicle Operations division) and is expected to support our efforts in assessing the performance of our all-electric engines.

Because we believe that internal combustion also has a significant part to play, we also engage in powertrain research with the aim of improving the efficiency of base engine and transmission technology to improve fuel combustion. This research is supplemented by exploration into the area of low carbon sustainable fuels and the challenges of using this technology in modern, high power density engines. The revolutionary all-electric Jaguar I-PACE has given us advanced knowledge in electric motor design and lithium-ion battery technology. We have over 200 patents pending on this new electric vehicle.

Shared technologies

Our InMotion Ventures business unit, focuses on developing innovative mobility solutions to overcome and address future travel and transport challenges, and invests in future transport and mobility solutions, including our $25 million investment in Lyft in June 2017 and our $3 million investment in Voyage (a US-based self-driving taxi service) in January 2018. With the aim of providing prompt service to the customer, we have commenced development of an enterprise-level vehicle diagnostics system for achieving speedy diagnostics of the complex electronics in modern vehicles. The initiative in telematics has also further spanned into fleet management and vehicle tracking systems using Global Navigation Satellite Systems. In July 2018, we announced a new partnership with Plugsurfing to provide a premium charging service for our electric vehicle derivatives across select markets in Europe. Plugsurfing works with multiple competing electric vehicle charging networks to provide a single card that can access multiple networks. The Jaguar Public Charging and Land Rover Public Charging apps are free and they allow owners of all-electric or plug-in hybrid vehicles to find the different charging points on the Plugsurfing network. In addition, InMotion’s will launch a new premium car rental service in London, providing access to Land Rover vehicles throughout the city.

Properties and Facilities

We operate four principal manufacturing facilities (including the EMC) in the United Kingdom employing approximately 17,516 employees as at 30 September 2019. We believe that these facilities provide us with a flexible manufacturing footprint to support our present product plans.

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Solihull: At Solihull, we currently produce the Jaguar F-PACE, the refreshed Range Rover, the refreshed Range Rover Sport and the Range Rover Velar. In June 2018, we announced our intention to move production of the Land Rover Discovery model from Solihull to our new facility in Slovakia and production started in October 2018. However, Solihull will be upgraded to the new modular longitudinal architecture for the next-generation Range Rover and Range Rover Sport, which will make it a centre of electric vehicle production. At Solihull, we employed approximately 9,136 manufacturing employees as at 30 September 2019.

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Castle Bromwich: At Castle Bromwich, we produce the Jaguar F-TYPE, the Jaguar XE, the Jaguar XF , and employed approximately 2,389 employees as at 30 September 2019. In July 2019 we announced an investment in the Castle Bromwich facility in order to start the production of a new all-electric version of the Jaguar XJ.

•	Halewood: At Halewood, we produce the Land Rover Discovery Sport and the Range Rover Evoque, and employed approximately 4,666 employees as at 30 September 2019.

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Wolverhampton: At Wolverhampton, we produce advanced technology low-emission engines. This facility produces our range of “in-house” four cylinder diesel and petrol engines, and employed approximately 1,325 employees as at 30 September 2019. This engine facility has reduced our dependence on third-party engine supply agreements and has strengthened and expanded our engine range to deliver high-performance, competitive engines with significant reductions in vehicle emissions. The EMC supplies our manufacturing facilities in the United Kingdom and internationally with engines which power our models. We currently produce the 2.0-litre four cylinder diesel and petrol engines of Ingenium family at the EMC, which are now available across a range of our vehicles and we announced a 3.0-litre 6 cylinder Ingenium petrol engine in February 2019. The common architecture of the Ingenium family has been designed to allow for flexible manufacturing between variants and configurations. Furthermore, we have announced that the next generation of Electric Drive Units, developed in collaboration with BMW, that will power the next generation of Jaguar Land Rover electric vehicles will be produced at the Engine Manufacturing Centre.

In addition to our facilities in Solihull, Castle Bromwich, Halewood and Wolverhampton, we maintain the following main facilities:

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United Kingdom: At Prologis Park in Ryton, near Coventry, we have established a Special Vehicle Operations Technical Centre and Jaguar Land Rover Classics business. The facility is Jaguar Land Rover’s global centre of excellence for the creation of high-end luxury bespoke commissions and performance vehicles by a team of Jaguar Land Rover specialists. In addition, by 2020, we expect to open a new battery assembly centre in Hams Hall, North Warwickshire in the United Kingdom which we believe will be the most innovative and technologically advanced in the United Kingdom with an installed capacity of 150,000 units. Together with the Wolverhampton Engine Manufacturing Centre, these facilities will power the next generation of Jaguar and Land Rover models.

Our Special Vehicle Operations Engineering headquarters are located in Fen End and we maintain an advanced research centre in Warwick in collaboration with the Warwick Manufacturing Group department of the University of Warwick. Additionally, our InMotion Ventures business unit is headquartered in London.

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China: We also entered into a joint venture agreement in December 2011 with Chery for the establishment of a joint venture company in China to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China. Production of the Range Rover Evoque began at the end of 2014 and sales commenced in February 2015. Production of the Land Rover Discovery Sport started in September 2015 and sales commenced in November 2015. This was followed by the Jaguar XFL for which sales commenced in September 2016. In Fiscal 2018, production of the Jaguar XEL commenced, with sales starting in December 2017. Production of the Jaguar E-PACE began, and sales commenced in August 2018. Please see “—China Joint Venture”.

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Brazil: In December 2013, we signed an agreement with the State of Rio de Janeiro in Brazil to invest approximately £240 million in a new production plant. The plant, opened in June 2016, produces the Jaguar E-PACE, the Land Rover Discovery Sport and the Range Rover Evoque.

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Austria: In July 2015, we agreed to a manufacturing partnership with Magna Steyr, an operating unit of Magna International Inc., to build vehicles in Graz, Austria. The facility currently produces the Jaguar E-PACE and the all-electric Jaguar I-PACE.

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Slovakia: In December 2015, we concluded an agreement with the Government of the Slovak Republic for the development of a new manufacturing plant in the city of Nitra in western Slovakia, which manufactures a range of all-new aluminium Jaguar Land Rover vehicles. In particular, production of the Land Rover Discovery commenced in October 2018, with further models, including the all-new Land Rover Defender, planned for the future. The manufacturing facility represents an investment of £1.0 billion with potential further investment of £500 million to increase the production capacity of the facility from 150,000 units to 300,000 units annually.

In addition to our automotive manufacturing facilities, we have two product development, design and engineering facilities in the United Kingdom and we have recently opened an engineering centre in Manchester to support the development of next-generation, connected car technologies. The facility located at Whitley houses the design centre for Jaguar, the engineering centre for our powertrain, and other test facilities and our global headquarters, including our commercial and central staff functions. The facility located at Gaydon is the design centre for Land Rover and the vehicle engineering centre, and includes an extensive on-road test track and off-road testing capabilities. We are currently undergoing a £450 million expansion at the Gaydon facility to create the “Gaydon Triangle”, a state-of-the-art pioneering hub for Jaguar Land Rover’s next-generation design and engineering activities. The two sites employed approximately 13,354 employees as at 30 September 2019. We have opened a software engineering centre in Shannon, Ireland. The centre is to be used to develop technology for electric vehicles and to assist those vehicles in reaching Level 4 autonomy. Our engineering headquarters at Gaydon collaborates with our other technology hubs around the world (i.e., Shannon, Ireland, Manchester, Warwick, InMotion, London, Budapest, Hungary, which we target to open by the end of 2019, and Shanghai, China). In particular, our technology hubs will contribute to increase our innovation capabilities for future vehicle technology.

In addition to our manufacturing, design, engineering and workshop facilities in the United Kingdom, we have property interests throughout the world (including in major cities) for limited manufacturing and repair services as well as sales offices for national or regional sales companies and facilities for dealer training and testing. We consider all of our principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of our operations. We believe that there are no material environmental issues that may hinder our utilisation of these assets.

The following table sets out information with respect to our principal facilities and properties as at 30 September 2019. Additionally, we produce the Jaguar I-PACE and the Jaguar E-PACE (excluding the China Joint Venture) at a plant in Graz, Austria under a contract manufacturing agreement with Magna Steyr.

Location	Owner/Leaseholder	Freehold/Leasehold	Principal Products or Functions
United Kingdom
Solihull	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components
Castle Bromwich	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components
Halewood	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components
Gaydon	Jaguar Land Rover Limited	Freehold	Product development
Whitley	Jaguar Land Rover Limited	Freehold and long leasehold	Headquarters and product development
Wolverhampton	Jaguar Land Rover Limited	Freehold	Automotive components (engines)

Outside United Kingdom
Changshu, China	Chery Jaguar Land Rover Automotive Co., Ltd.	Freehold and leasehold(1)	Product development, automotive vehicles & components
Rio De Janeiro, Brazil	Jaguar Land Rover Brazil	Freehold	Automotive vehicles & components
Nitra, Slovakia	Jaguar Land Rover Slovakia S.R.O.	Freehold	Automotive vehicles & components

(1)	Chery Jaguar Land Rover Automotive Co., Ltd. owns the facility (including buildings and equipment) in freehold but leases the underlying land from the Chinese government.

China Joint Venture

In December 2011, we entered into a joint venture agreement with Chery for the establishment of a joint venture company in China. The purpose of our China Joint Venture is to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China. Local production of the Range Rover Evoque by our China Joint Venture began at the end of 2014 and local sales commenced in February 2015. Production of the Land Rover Discovery Sport started in September 2015, which went on sale in November 2015 followed by the Jaguar XFL which went on sale in September 2016. In Fiscal 2018, production of the Jaguar XEL commenced, with sales starting in December 2017. Production of the Jaguar E-PACE began, and sales commenced in August 2018. An engine plant was opened by our China Joint Venture in July 2017 to manufacture the 2.0-litre Ingenium petrol engine for installation into locally produced vehicles.

We have committed to invest CNY3.5 billion of equity capital in our China Joint Venture (an equity investee in our consolidated financial statements), representing 50% of the share capital and voting rights of our China Joint Venture, of which CNY2.9 billion has been contributed as at 30 September 2019. Investment to support phase two has added additional manufacturing capacity for the Jaguar XEL and the Jaguar E-PACE, as well as the engine plant which produces the 2.0-litre Ingenium petrol engine for vehicles manufactured at the joint venture plant. The term of the joint venture is 30 years (unless terminated or extended). The joint venture agreement contains representations and warranties, corporate governance provisions, non-compete clauses, termination provisions and other provisions that are arm’s length in nature and customary in similar manufacturing joint ventures. The Chinese government approved the joint venture in October 2012, and we obtained a business license for the joint venture in November 2012.

Our China Joint Venture has invested a total of CNY13.0 billion as at 30 September 2019, which is being funded through a combination of debt, equity and cash from operations, in connection with the joint venture, which includes a manufacturing plant in Changshu, an R&D centre and an engine production facility. We believe the joint venture combines our heritage and expertise with Chery’s knowledge of, and expertise in, the local Chinese market. As at 31 March 2019, we performed an impairment assessment which resulted in an exceptional impairment charge of £3,105 million, in part due to the weak trading performance in China.

Our China Joint Venture plant introduced a digital system to optimise manufacturing through system modelling and simulation analysis.

Sales and Distribution

We distribute our vehicles in 119 markets across the world for Jaguar and 127 markets across the world for Land Rover. Sales locations for our vehicles are operated as independent franchises. We are represented in our key markets through NSCs as well as third-party importers. Jaguar and Land Rover have regional offices in certain select countries that manage customer relationships and vehicle supplies and provide marketing and sales support to their regional importer markets. The remaining importer markets are managed from the United Kingdom.

Our products are sold through a variety of sales channels: through our dealerships for retail sales; for sale to fleet customers, including daily rental car companies; commercial fleet customers; leasing companies; and governments. We do not depend on a single customer or small group of customers to the extent that the loss of such a customer or group of customers would have a material adverse effect on our business. Recently, we have begun using virtual reality technology to allow our customers around the world to see some new products before these become available locally.

As at 30 September 2019, our global sales and distribution network comprised 23 NSCs, 77 importers, 2 export partners and 2,862 franchise sales dealers in 1,599 sites, of which 1,303 are joint Jaguar and Land Rover dealers.

Financing Arrangements and Financial Services Provided

We have entered into arrangements with third-party financial service providers to make vehicle financing available to our customers covering our largest markets by volume, including notably the United States, the United Kingdom, Europe and China. We do not offer vehicle financing on our own account but rather through a series of exclusive and non-exclusive partnership arrangements with market-leading banks and finance companies in each market, including Lloyds Black Horse (part of the Lloyds Banking Group) in the United Kingdom, FCA Bank S.p.A. (a joint venture between Fiat Auto and Crédit Agricole) in major European markets and Chase Auto Finance in the United States and have similar arrangements with local providers in a number of other key markets.

We typically sign a medium-term service level agreement with our strategic partners for the provision of retail finance, retail leasing and dealer wholesale financing. The financial services are supplied by our partners in accordance with a number of specifications involving, among others, product development, pricing, speed of delivery and profitability. These arrangements are managed in the United Kingdom by a team of our employees, which is responsible for ensuring on-going compliance with the standards and specifications agreed with our partners. For wholesale financing, we typically provide an interest-free period to cover an element of the dealer network-stocking period. We work closely with our finance partners to maximise funding lines available to dealers in support of our business objectives.

Because we do not offer vehicle financing on our own account, we have no balance sheet exposure to vehicle financing other than a limited number of residual value risk-sharing arrangements in North America and Germany. The finance partner funds the portfolio and, in most cases, assumes the credit and residual value risks that arise from the portfolio. Profit-sharing agreements are in place with each partner, and they are typically linked to the volume growth of new business and the return on equity generated from the portfolio.

Intellectual Property

We create, own and maintain a wide array of intellectual property assets that we believe are among our most valuable assets throughout the world. Our intellectual property assets include patents and patent applications related to our innovations and products, trademarks related to our brands and products, copyrights in creative content, designs for aesthetic features of products and components, trade secrets and other intellectual property rights. We aggressively seek to protect our intellectual property around the world.

We own a number of patents registered, and have applied for new patents which are pending registration, in the United Kingdom and in other strategically important countries worldwide. We obtain new patents through our on-going research and development activities. We own registrations for a number of trademarks and have pending applications for registration in the United Kingdom and abroad. The registrations mainly include trademarks for our vehicles.

Additionally, perpetual royalty-free licences to use other essential intellectual properties have been licensed to us for use in Jaguar and Land Rover vehicles. Jaguar and Land Rover own registered designs to protect the design of certain vehicles in several countries. This includes the EuCD Platform, a shared platform consisting of shared technologies, common parts and systems and owned by Ford, which is shared among Land Rover, Ford and Volvo Cars (the “EuCD Platform”). In relation to the EuCD Platform, Ford owns the intellectual property but we are not obliged to pay any royalties or charges for its use in Land Rover vehicles manufactured by us.

Suppliers, Components and Raw Materials

The principal materials and components required by us for use in our vehicles are steel and aluminium in sheet (for in-house stamping) or externally pre-stamped form, aluminium castings and extrusions, iron/steel castings and forgings, and items such as alloy wheels, tyres, fuel injection systems, batteries, electrical wiring systems, electronic information systems and displays, leather-trimmed interior systems such as seats, cockpits, doors, plastic finishers and plastic functional parts, glass and consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants) and fuels. We also require certain highly functional components such as axles, engines and gear boxes for our vehicles, which are mainly manufactured by strategic suppliers. We have long-term purchase agreements for critical components such as transmissions (ZF Friedrichshafen) and engines (Ford and Ford-PSA). The components and raw materials in our cars include steel, aluminium, copper, platinum and other commodities. We have established contracts with certain commodity suppliers (e.g., Novelis) to cover our own and our suppliers’ requirements to mitigate the effect of high volatility. Special initiatives are also undertaken to reduce material consumption through value engineering and value analysis techniques.

We work with a range of strategic suppliers to meet our requirements for parts and components, and we endeavour to work closely with our suppliers to form short- and medium-term plans for our business. We have established quality control programmes to ensure that externally purchased raw materials and components are monitored and meet our quality standards. We also outsource many of the manufacturing processes and activities to various suppliers. Where this is the case, we provide training to the outside suppliers who design and manufacture the required tooling and fixtures. Such programmes include site engineers who regularly interface with suppliers and carry out visits to supplier sites to ensure that relevant quality standards are being met. Site engineers are also supported by persons in other functions, such as programme engineers who interface with new model teams as well as resident engineers located at our plants, who provide the link between the site engineers and the plants. We have in the past worked, and expect to continue to work, with our suppliers to optimise our procurements, including by sourcing certain raw materials and component requirements from low-cost countries.

Although we have commenced production of our own in-house four cylinder (2.0-litre) engines, at present we continue to source a number of our engines, including V6 and V8 engines, from Ford or the joint venture between Ford and PSA on an arm’s-length basis. Supply agreements have been entered into with Ford as further set out below:

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Long-term agreements have been entered into with Ford for technology sharing and joint development providing technical support across a range of technologies focused mainly around powertrain engineering such that we may continue to operate according to our existing business plan. This includes the EuCD Platform.

•

Supply agreements, aligned to the business cycle plan and with different engines having different end-stop dates as of September 2020 to December 2020 at the latest, were entered into with Ford Motor Company for (i) the long-term supply of engines developed by Ford, (ii) engines developed by us but manufactured by Ford and (iii) engines developed by the Ford-PSA joint venture. Purchases under these agreements are generally denominated in euro and pounds sterling.

Insurance

We have global insurance coverage which we consider to be reasonably sufficient to cover normal risks associated with our operations and insurance risks (including property, business interruption, marine and product/general liability) and which we believe is in accordance with commercial industry standards.

We have also taken insurance coverage on directors’ and officers’ liability to minimise risks associated with international litigation.

Incentives

We have benefitted from time to time from funding from regional development banks and government support schemes and incentives.

Legal Proceedings

In the normal course of our business, we face claims and assertions by various parties concerning, among the others, motor accident claims, consumer complaints, employment and dealership arrangements, replacements of parts of vehicles and/or compensation for deficiency in services provided by the Group or its dealer. We assess such claims and assertions and monitor the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. We record a liability for any claims where a potential loss is probable and capable of being estimated, and disclose such matters in our financial statements, if material. Where potential losses are considered possible, but not probable, we provide disclosure in our financial statements, if material, but we do not record a liability in our accounts unless the loss becomes probable. As at 30 September 2019, there are claims and potential claims against the Group of £18 million (compared to £17 million as at 31 March 2019), which our management decided not to recognise due to the fact that settlement is not considered probable. In Fiscal 2019, passenger safety airbag issues involving the vehicles produced by the Group have arisen in the United States, China, Canada, Korea, Australia and Japan. Although recognising that there is a potential risk of recalls in the future, at this stage, it is not possible to estimate the amount and timing of any potential future costs associate with this issues.

There are various claims against us, the majority of which pertain to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in services provided by us or our dealers.

We are not aware of any governmental, legal or arbitration proceedings (including the claims described above and any threatened proceedings of which we are aware) which, either individually or in the aggregate, would have a material adverse effect on our financial condition, results of operations or cash flow.

Significant Environmental, Health, Safety and Emissions Issues

Our business is subject to increasingly stringent laws and regulations governing environmental protection, health, safety (including vehicle safety) and vehicle emissions, and increasingly stringent enforcement of these laws and regulations. We monitor environmental requirements in respect of both our production facilities and our vehicles, and have plans to reduce the average CO2 emissions of our vehicle fleet through the introduction of sustainable technologies, including modular lightweight vehicle architectures, smaller and more fuel-efficient SUVs and development of technologies that use hybrid and alternative fuels. While we have plans to reduce emissions, the risk remains that constantly evolving regulation in this area may impose requirements in excess of currently planned actions and consumers may demand further fuel-efficiency and reduction in emissions.

Environmental, health and safety regulation

As an automobile company, our production facilities are subject to extensive governmental regulation regarding, among other things, air emissions, wastewater discharges, releases into the environment, human exposure to hazardous materials, the storage, treatment, transportation and disposal of hazardous materials and wastes, the clean-up and investigation of contamination and the maintenance of safe conditions. These regulations are likely to become more stringent and compliance costs increasingly significant. In addition, we have significant sales in the United States and Europe which have stringent regulations relating to vehicular emissions and other countries are also imposing stricter emission standards. The proposed tightening of vehicle emissions regulations by the European Union and other jurisdictions will require significant costs of compliance for us. While we are pursuing various technologies in order to meet the required standards in the various countries in which we operate, the costs of compliance with these required standards can be significant to our operations and may adversely impact our results of operations.

Greenhouse gas/CO2/fuel economy legislation

Current legislation in Europe limits passenger car fleet average greenhouse gas emissions to 130 grams of CO2 per kilometre for all new cars from 2015. Different targets apply to each manufacturer based on their respective fleets of vehicles and average weight. We have been granted a derogation by the European Commission Secretariat General under Regulation (EC) No. 443/2009 Article 11(4) from the weight based target requirement available to small volume and niche manufacturers. As a result, we are permitted to reduce our emissions by 25% from 2007 levels rather than meeting a specific CO2 emissions target. Jaguar Land Rover has an overall 2016-2019 target of an average of 178.0 grams of CO2 per kilometre for our full fleet of vehicles registered in the European Union. In 2018, under provisional EU data our fleet delivered 155.1 grams of CO2 per kilometre, well below the mandated target.

The European Union has regulated target reductions for 95% of a manufacturer’s full fleet of new passenger cars registered in the European Union in 2020 to average 95 grams of CO2 per kilometre, rising to 100% in 2021. The new rule for 2020 contains an extension of the niche manufacturers’ derogation and permits us to reduce our emissions by 45% from 2007 levels, which enables us to have an overall target of 130 grams of CO2 per kilometre. The 2018 EU CO2 legislation extended the Niche Volume Derogation facility out to then end of 2028.

In the United States, both the Corporate Average Fuel Economy (“CAFE”) standards and greenhouse gas emission standards are imposed on manufacturers of passenger cars and light trucks. The federal CAFE standards for passenger cars and light trucks was set in 2011 by the National Highway Traffic Safety Administration (“NHTSA”) to meet an estimated combined average fuel economy level of 54.5 miles per US gallon for 2025 model year vehicles achieved by a 3.5% 5% year on year fuel consumption reduction from model year 2016. Meanwhile, the EPA had set an average greenhouse gas emissions target from passenger cars, light trucks and medium duty passenger vehicles at 163 grams per mile in model year 2025 (equivalent to the CAFÉ 54.5 miles per US gallon if achieved exclusively through fuel economy standards).

However, in April 2018, the EPA announced that the model years 2022 through 2025 emission standards are not appropriate given challenges to technology and the strain on investors. The EPA stated that it planned to harmonise the greenhouse gas emission standards and the CAFE standards without explicitly stating what those changes would be. This harmonisation of standards on a national scale could significantly rollback CAFE standards and climate change rules will be rolled back significantly. Any such roll back is highly likely to in turn become subject to challenge. In August 2018, a Notice of Proposed Rule Making (“NPRM”) was issued proposing flat lining of emissions targets for model years 2021-2026 at model year 2020 target levels as well as detailed changes to “flexibilities”. Automotive manufacturers had 60 days to respond to the NPRM in which the industry supported a half way compromise between the current standards and the NPRM proposal. Any potential benefit to us in rolling back CAFE standards may be counter balanced by the current US presidential administration’s possible changes to laws and policies governing international trade and potential additional tariffs and duties on foreign vehicle imports.

Although the State of California has been empowered to implement more stringent greenhouse gas emission standards, it has, so far, elected to accept the existing US federal standards for compliance with the state’s own requirements. In November 2012, the California Air Resources Board (“CARB”) accepted the federal standard for vehicles with model years 2017 to 2025 for compliance with the state’s own greenhouse gas emission regulations via the “deemed to comply” mechanism. Through the coordination of the National Program with the CARB’s standards, automakers can seek to build one single fleet of vehicles across the United States that satisfies all requirements, and consumers can continue to have a full range of vehicle choices that meet their needs.

However,. in September 2019, the US federal government revoked California’s right to set its own standards that require stricter air pollution rules than the federal government requires. California immediately moved to challenge the revocation in court and is looking to move forward with other stringent emission regulations for vehicles, including the Zero Emission Vehicle regulation, (“ZEV”), which requires manufacturers to increase their sales of zero emissions vehicles year on year, up to an industry average of 22% of vehicles sold in the state by 2025. The precise sales required in order to meet a manufacturer’s obligation in any given model year depend on the size of the manufacturer and the level of technology sold (for example, transitional zero emission technologies, such as plug in hybrids, can account for at least a proportion of a manufacturer’s obligation, but these technologies earn compliance credits at a different rate from pure zero emissions vehicles). Other compliance mechanisms are available under ZEV, such as banking and trading of credits generated through the sale of eligible vehicles. The final rule that emerges from the NPRM process and the outcome of the dispute between the State of California and the US federal government over California’s ability to adopt separate, stricter emission standards may affect our sales in the US although the ultimate impact cannot be determined at present.

In addition, many other markets have employed similar greenhouse gas emissions standards, including Brazil, Canada, China, India, Japan, Mexico, Saudi Arabia, South Korea, Switzerland and, recently, Taiwan, each with different target mechanisms, targets, timing, requirements, compliance penalties and regulatory flexibilities.

We are fully committed to meeting all of these standards. Local excise tax initiatives are a key consideration in ensuring our products meet customer needs for environmental footprint and cost of ownership concerns as well as continued access to major city centres (such as London and Paris’ Ultra Low Emission Zones and similar low emissions areas being contemplated in other major urban centres).

Non-greenhouse gas emissions requirements

The European Union has adopted Euro 6, the latest in a series of more stringent standards for emissions of other air pollutants from passenger and light commercial vehicles, such as NOx, carbon monoxide, hydrocarbons and particulates. These standards have been tightened again by the Euro 6d Temp standard, which incorporates the introduction of RDE as a complement to laboratory testing to measure compliance. As a first step, manufacturers are required to reduce the discrepancy between laboratory compliance values and RDE procedure values to a conformity factor of a maximum of 2.1 (110%) for all models from September 2017 for passenger cars and from September 2018 for new light commercial vehicles. Following that, manufacturers will be required to reduce this discrepancy to a conformity factor of a maximum of 1.43 (43%) by January 2020 for new models of passenger cars and by January 2021 for new models of light commercial vehicles.

In 2017 and 2018, there was a move to the new WLTP in Europe, with changes made in September 2018, to address global concerns on more customer correlated fuel economy certified levels as well as air quality concerns. Other markets will likely adopt similar requirements. All programmes are fully engineered to enable the adoption of these new requirements.

In California, the LEV3 regulations and ZEV regulations place strict limits on emissions of particulates, NOx, hydrocarbons, organics and greenhouse gases from passenger cars and light trucks. These regulations require ever-increasing levels of technology in engine control systems, on-board diagnostics and after treatment systems affecting the base costs of our powertrains. California’s LEV3 and ZEV regulations cover model years 2015 to 2025. Additional stringency of evaporative emissions also requires more-advanced materials and joints solutions to eliminate fuel evaporative losses, all for much longer warranty periods (up to 150,000 miles in the United States).

In addition, the Tier 3 Motor Vehicle Emission and Fuel Standards issued by the EPA in April 2014 established more stringent vehicle emissions standards broadly aligned to California’s LEV3 standards for 2017 to 2025 model year vehicles.

While Europe and the United States typically lead the implementation of these emissions programmes, many other nations and states typically follow on with adoption of similar regulations two to four years thereafter. For example, China’s Stage IV targets a national average fuel consumption of 5.0L/100km by 2021 and a Stage V national average fuel consumption of 4.0L/100km by 2025. In response to severe air quality issues in Beijing and other major Chinese cities, the Chinese government will adopt more stringent emissions standards known as China 6, which is broadly aligned to California LEV3 levels.

To comply with the current and future environmental norms, we may have to incur substantial capital expenditure and R&D expenditure to upgrade products and manufacturing facilities, which would have a material and adverse impact on our cost of production and results of operations.

Noise legislation

The European Commission adopted rules, which apply to new homologations from July 2016, to reduce noise produced by cars, vans, buses, coaches and light and heavy trucks. Noise limit values would be lowered in two steps of each two A-weighted decibels for vehicles other than trucks, and one A-weighted decibel in the first step and two in the second step for trucks. Compliance would be achieved over a ten-year period from the introduction of the first phase.

Vehicle safety legislation

Our products are certified in all markets in which they are sold and compliance is achieved through vehicle certification in respective countries. Many countries use, and in many instances adopted into their own regulatory frameworks, the regulations and technical requirements provided through the United Nations Economic Commission for Europe (“UN-ECE”) series of vehicle regulations.

Vehicles sold in Europe are subject to vehicle safety regulations established by both the European Union and by individual member states, if any. Following the incorporation of the United Nations standards commenced in 2012, the European Commission requires new model cars to have electronic stability control systems and has introduced regulations relating to low-rolling resistance tyres, tyre pressure monitoring systems and requirements for heavy vehicles to have advanced emergency braking systems and lane departure warning systems. The latest mandatory measures include safety belt reminders for more that the driver seat, electric car safety requirements, easier child seat anchorages, tyre pressure monitoring systems and gear shift indicators.

NHTSA issues Federal Motor Vehicle Safety Standards covering a wide range of vehicle components and systems such as occupant protection, seatbelts, brakes, windshields, tyres, steering columns, displays, lights, door locks, side impact protection and fuel systems.

Failure to meet product regulated requirements in any jurisdiction will likely require some form of product recall to remedy the compliance failure. The financial cost and impact on consumer confidence of such recalls can be significant depending on the nature of the deficiency, repair required and the number of vehicles affected. The different standards applicable across the territories or countries increase the cost and complexity of designing and producing vehicles and equipment.

Regulations continue to evolve, there are methods and processes in place to monitor regulatory developments and ensure these are captured, internally communicated and design and engineering completed which consider all regulated requirements.

On 22 June 2017, we filed a noncompliance report after determining that approximately 126,127 Jaguar vehicles do not fully comply with United States Federal Motor Vehicle Safety Standard (FMVSS) No. 135, Light Vehicle Brake Systems, as the brake fluid warning statement label on the subject vehicles is not permanently affixed as required. Instead, we installed a label that fits over the neck of the brake fluid reservoir that can be removed when the brake fluid reservoir cap is removed. On 20 July 2017, we petitioned the NHTSA for a decision that the subject noncompliance is inconsequential as it relates to motor vehicle safety for the following reasons, among others:

1.	The installed label will not fall off or become displaced during normal vehicle use or operation.

2.	The installed label is only able to be removed when the brake fluid reservoir cap is displaced which, based on routine maintenance schedules, is once every 3 years in service.

3.	We have not received any customer complaints on this issue.

4.	There have been no accidents or injuries as a result of this issue.

5.	Vehicle production has been corrected to fully conform, with a new filler cap.

In April 2019, NHTSA granted the above mentioned petition.

NHTSA continue to raise enquiries relating to reports of product safety matters. More recently, NHTSA has been actively reviewing post recall remedy issues through their Recall Query (“RQ”) process. In June 2019 NHTSA requested information relating to reports of fuel leaks from the fuel tank outlet flange/dust cover. All NHTSA enquiries are published and are in the public domain.

While vehicle safety regulations in Canada are similar to those in the United States, many other countries have different requirements. The differing requirements among various countries create complexity and increase costs such that the development and production of a common product that meets the country regulatory requirements of all countries is not possible. Global Technical Regulations, (“GTRs”), developed under the auspices of the United Nations, continue to have an increasing impact on automotive safety activities, as indicated by European Union legislation. In 2008, GTRs on electronic stability control, head restraints and pedestrian protection were each adopted by the United Nations World Forum for the Harmonisation of Vehicle Regulations, and are now in different stages of national implementation. While global harmonisation is fundamentally supported by the automobile industry in order to reduce complexity, national implementation may still introduce subtle differences into the system.

The effect of Brexit on vehicle certification and type approval in the United Kingdom and European Union is clear and implementation of the changes required to accommodate this have now been completed. The European Union has issued regulation to facilitate a transition from the current 28 member state system permitting transfer to one of the remaining member state approval authorities.

V. Employee and Management Information

Employees

We consider our human capital to be a critical factor to our success and we have drawn up a comprehensive human resource strategy that addresses key aspects of human resource development. In line with our human resources strategy, we have implemented various initiatives in order to build better organisational capability that we believe will enable us to sustain competitiveness in the global marketplace.

As at 30 September 2019, we employed approximately 39,068 employees worldwide, including agency personnel and excluding employees in our China Joint Venture and Spark44 Joint Venture. Of the 39,068 employees, approximately 6,099 were employed overseas. Hourly paid employees are hired as agency workers for the first twelve months and then move onto a fixed-term contract for a further twelve months, before being hired as permanent employees. We employed a total of approximately 37,684 permanent employees as at 31 March 2019 and approximately 35,742 permanent employees as at 30 September 2019.

Training and Development

We are committed to building the competencies of our employees and improving their performance through training and development. We identify gaps in our employees’ competencies and prepare employees for changes in competitive environments, as well as to meet organisational challenges.

Our commitment to lifelong learning for our employees is generating benefits. For example, the reskilling of a number of our engineers has enabled us to design and engineer our Jaguar I-PACE batteries in-house. The leveraging of our employees’ improved engineering skills has also led to efficiency improvements and a significant rationalisation of design and development costs.

Union Wage Settlements

We have generally enjoyed cordial relations with our employees at our factories and offices. Most of our manufacturing shop floor workers and approximately half of our salaried staff in the United Kingdom are members of a labour union. Trade unions are not recognised for management employees.

Employee wages are paid in accordance with wage agreements that have varying terms (typically two years) at different locations. Bi-annual negotiations in relation to these wage agreements, which cover approximately 17,000 of our unionised employees, the most recent of which resulted in a one year wage agreement covering the period from November 2018 to October 2019.

Board of Directors

The Jaguar Land Rover is a public limited company incorporated under the laws of England and Wales. The business address of the directors and board of management of the Jaguar Land Rover is Abbey Road, Whitley, Coventry CV3 4LF, United Kingdom.

The following table provides information with respect to members of our board of directors as at the date hereof:

Name	Position	Date of Birth	Year appointed as Director, Chief Executive Officer or Secretary
Natarajan Chandrasekaran	Non-Executive Director and Chairman	2 June 1963	2017
Professor Dr Ralf D. Speth	Chief Executive Officer and Director	9 September 1955	2010
Nasser Mukhtar Munjee	Non-Executive Independent Director	18 November 1952	2012
Andrew M. Robb	Non-Executive Independent Director	2 September 1942	2009
Pathamadai Balaji	Non-Executive Director	9 September 1969	2017
Hanne Sorensen	Non-Executive Director	18 September 1965	2018

Board of Management Team

The following table provides information on the select members of our board of management team:

Name	Position	Date of Birth	Year Appointed in Current Position
Professor Dr Ralf Speth	Chief Executive Officer and Director, and Director of Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited	9 September 1955	2010

Felix Bräutigam	Chief Commercial Officer	13 April 1967	2017

Adrian Mardell	Chief Financial Officer	1 July 1961	2019

Ian Harnett	Executive Director, HR and Global Purchasing	28 February 1961	2015

Hanno Kirner	Executive Director, Corporate and Strategy	23 November 1970	2016

Grant McPherson	Executive Director, Manufacturing	18 March 1966	2018

Qing Pan	Executive Director, Jaguar Land Rover China	20 April 1967	2017

Nick Rogers	Executive Director, Product Engineering	25 December 1969	2015

Major Shareholders of the Jaguar Land Rover

As at 30 September 2019, the following organisation held direct and indirect interests in voting rights equal to or exceeding 3% of the ordinary share capital of the Jaguar Land Rover:

Name of shareholder of Jaguar Land Rover	Number of ordinary shares	%
TML Holdings PTE Limited (Singapore)	1,500,642,163	100

Major Shareholders of TMLH

As at 30 September 2019, the following organisation held direct and indirect interests in voting rights equal to or exceeding 3% of the ordinary share capital of our holding company, TMLH:

Name of shareholder of TMLH	Number of ordinary shares	%
Tata Motors Limited (India)	2,511,659,418	100

Major Shareholders of Tata Motors

Tata Motors Limited is a widely held, listed company with approximately 1,139,577 shareholders of ordinary shares and 191,422 shareholders of ‘A’ ordinary shares of record, as at 30 September 2019. While shareholders of ordinary shares are entitled to one vote for each ordinary share held, shareholders of ‘A’ ordinary shares are entitled to one vote for every 10 ‘A’ ordinary shares held. As at 30 September 2019, the largest shareholder of Tata Motors Limited was Tata Sons and its subsidiaries, which held 37.81% of the voting rights. Through an equity raise by Tata Motors the shareholding of Tata Sons and its subsidiaries is expected to increase to around 41.7% of voting rights capital due to the preferential allotment of ordinary shares (prior to the exercise of warrants), which is expected to complete before the end of November 2019.